КУЗБАССКОЕ ОТКРЫТОЕ
АКЦИОНЕРНОЕ ОБЩЕСТВО
ЭНЕРГЕТИКИ И ЭЛЕКТРИФИКАЦИИ

ОАО «КУЗБАССЭНЕРГО»

Россия, 650000, г. Кемерово,
ГСП-2, пр. Кузнецкий, 30
А.Т. 215196 ВАТТ,
тел. (3842) 29-33-59
Факс (3842)
29-37-77, 36-68-48

25.04.2006 г. № 70-001/2773

На № ________ от ________

06014339

April 14, 2006

SUPPL

SEC MAIL PROCESSING RECEIVED
JUN 12 2006
WASH. D.C. 209 SECTION

PROCESSED
JUN 15 2006
THOMSON FINANCIAL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549

Re: ~~SEC~~ OAO Kuzbassenergo 12G3-2(B) Exemption No.: 82-4633

Dear Sir or Madam:

In connection with «Kuzbassenergo» exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the **LIST OF DOCUMENTS ENCLOSED W/THIS LETTER.**

The Bank of New York acts as depositary bank for the above referenced company under the **Form F-6 registration statement number: 333-7690**, which was declared effective by The SEC on **DATE THE DEPOSIT AGREEMENT WAS APPROVED 09/ 19 /1997.**

Sincerely,

Sergey Mikhailov
General Director

+7 3842 29-39-00

dw 6/13

APPROVED
The Board of Directors of the Kuzbass
Joint Stock Company of energy and electrification
Minutes № 11 /11 dd. 07.02.2006

QUARTERLY REPORT

The Kuzbass joint stock company of energy and electrification

Issuer code: 00064-A

period: IV quarter 2005

Location: №30, Kuznetsky prospect, GSP-2, Kemerovo, Russia

This present quarterly report contains information is subject to disclose in accordance with the Russian Federation's legislation about securities

General Director ____________ S.N. Mihkailov
signature

Date "31 "January 2006

Chief accountant ____________ A.N. Riumova
signature

Date " 31 " January 2006

Person to connect: leading economist of the department on corporate policy Yakovenko Natalia Alexandrovna
Telephone: (384-2) 29-37-61
Fax: (384-2) 29-37-61
e-mail: yakovenkona@kuzbe.elektra.ru
INTERNATE page: http://www.kuzbassenergo.ru/invest/doc/msfo/
where the information of the present quarterly report is to be disclose.

CONTENTS

Introduction

a) full name and abbreviation of the issuer:
Kuzbass Joint Stock Company of energy and electrification,
JSC "Kuzbassenergo"

б) location: № 30, Kuznetsky prospect, GSP-2, Kemerovo, Russia ;

c) telephone, e-mail: ***(384-2)29-33-59;***
E-mail: ***adm@kuzbe.elektra.ru***;

d) Internet page where the full text of the quarterly report of the issuer is published :
http://www.kuzbassenergo.ru/invest/doc/msfo/

e) General information on floatation of securities by the issuer (on floated securities):

Company had floated common registered shares with equal nominal value of 1 (one) RUR each in quantity of 606 163 800 (six hundred six million one hundred sixty three thousand eight hundred) pieces to the total amount at the nominal value of 606 163 800 (six hundred six million one hundred sixty three thousand eight hundred) RUR.

"This present quarterly report contains evaluation and forecast made by the authorized management bodies of the issuer regarding to the future events and /or activities, future trends for development of the economic branch where the issuer realizes its general activities, and results of the issuer 's activities including his plans, possibility of the occurrence of the definite events and of accomplishment of the definite acts. The investors must not rely fully on evaluation and forecasts of the management bodies of the issuer as the actual results of the issuer's activities may differ from the forecasted results in future because of many reasons. Acquisition of the securities of the issuer is related with risks described in this present quarterly report".

I. Brief information about the persons forming the management body of the issuer; bank's information; auditor; valuator and financial consultant of the issuer; other subscribers of this present quarterly report

1.1. Persons forming the management body of the issuer

The Management Body of the Company is as follows:

- *General meeting of shareholders of the company which is the supreme management body of the JSC "Kuzbassenergo":*
- *The Board of Directors;*
- *Management Board;*
- *General Director.*

The Board of Directors of the JSC "Kuzbassenergo":

1. Bolshakov Andrey Nickolaevich , date of birth 1955;

2. Bychkov Mikhail Yurievich, date of birth 1978;

3 Vagner Andrey Alexandrovich, date of birth 1957;

4. Grekhov Andrey Nickolaevich, date of birth1969.;

5. Evsenkova Elena Vladimirovna, date of birth 1980;;

6. Eliseeva Irina Eduardovna, date of birth 1978;;

7.Kozhura Ruslan Viacheslavovich, date of birth 1963;

8. Mazikin Valentin Petrovich, date of birth, 1945;

9.Platonov Vladimir Yurievich 1959 ;

10. Shulin Maxim Igorevich, date of birth 1978;

11. Shumilov Alexander Alexandrovich, date of birth 1967.

Corporate executive body is the Management Board of the JSC "Kuzbassenergo":

1. ***Lavrov Alexander Mikhailovich, date of birth, 1950.***
2. ***Grebennikov Alexey Antonovich, date of birth 1939.***
3. ***Erofeev Alexander Kuprianovich, date of birth 1959..***
4. ***Ivanov Boris Ivanvich , date of birth 1960 .***
5. ***Petrov Leonid Prokhorovich, date of birth 1961 .***
6. ***Mikhailov Sergey Nickolaevich, date of birth 1959.***
7. ***Gretsinguer Yury Alexandrovich, date of birth 1953.***

Sole executive body is the general director of the SJC "Kuzbassenergo":

Mikhailov Sergey Nickolaevich, date of birth *1959*.

1.2. Information about the issuer 's bank accounts

Bank: Joint Stock Company Joint Stock Commercial "Moscow Municipal Bank – Bank of Moscow".
Abbreviation: JSC JSC"MMB-Bank of Moscow" Location: ***#5-g, Nogradskaya str., Kemerovo, 650099*** INN: ***7702000406.***
Acc.: ***40702810200530000444.*** Acc. type: ***settlement account.***
BIK: ***043207743.***
Corr. acc.:***30101810700000000743.***

Bank: ***Branch of the Joint Stock Company "URALSIB" in Kemerovo***

Abbreviation: ***Branch of JSC "URALSIB" in Kemerovo*** Location:#2, Oktiabrsky pr., ***650099, Kemerovo.*** INN: ***0274062111.***
Acc.: ***40702810100000000863.*** Acc. type: ***settlement account.*** BIK: ***043207783.***
Corr. Acc.: ***30101810100000000783.***

Bank: ***Commercial Bank on science-technical and social development of JSC "Sibacadembank"***
Abbreviation: FAKB KF JSC "Sibacadembank" Location: **#5-B, Nogradskaya str.,** ***650099, Kemerovo.*** INN: ***5408117935.***
Acc.: ***40702810400120000152.***
Acc. type: ***settlement account.***
BIK: ***043207784.***
Corr. acc.: ***30101810400000000784.***

Bank: **Branch of the Joint Stock Company Joint Stock Commercial Bank "Moscow Delovoy Mir", Kemerovo.**

Abbreviation: Branch JSC "MDM-Bank", Kemerovo Location: ***#137/3, Lenina prospect, 650003, Kemerovo*** INN: ***7706074960.***
Acc.: ***40702810100120000256.***
Acc. type: ***settlement account.***
BIK: ***043207791.***
Corr. acc.: ***30101810600000000791.***

Bank: Branch of Joint Stock Commercial Saving Bank of RF, Kemerovo branch № 8615 Банк:

Abbreviation: Branch of JS SB RF, Kemerovo Branch № 8615

Location: #53, Oktiabrsky pr., 650066, Kemerovo INN: ***7707083893.***
Acc.: ***40702810826020102640.*** Acc. type: ***settlement account.***
BIK: ***043207612.*** Corr. acc.:***30101810200000000612.***

Bank: **Branch №4 of Joint Stock Company Bank "Zenit"** Abbreviation: **Branch №4 of JSC Bank "Zenit"** Location: #77/1, Sovetsky pr., 650099, Kemerovo
INN: ***7729405872.***
Acc.: ***40702810700042000005.*** Acc. type: ***settlement account.***
BIK: ***043207730.*** Corr. acc.: ***30101810700000000730.***

Bank: ***Branch of Joint Stock Company AKB "Moscow Dolovoy Mir"***

Abbreviation: Branch of JSC "MDM-Bank" Location: **137/3, Lenina pr.,** ***650003,Kemerovo***

INN : *7706074960.* Acc.: ***40702810200120000392.*** Acc. type: ***settlement account.***
BIK: ***043207791.***
Corr. acc. : ***30101810600000000791.***

Bank: Branch of Foreign Trade Bank (Joint Stock Company), Kemerovo.

Abbreviation: Branch of JSC "Vneshtorgbank", Kemerovo. Location:***#12, N. Ostrovsky str., 650099,Kemerovo*** INN: *7702070139.* Acc.: ***40702810400430000001.*** Acc. type: ***settlement account.*** BIK: ***043207756.***
Corr.acc. : ***30101810700000000756.***

Bank: ***Branch "Kemerovsky"of Joint Stock Company "Alfa-Bank"*** Abbreviation: ***Branch "Kemerovsky" of JSC "Alfa-Bank"*** Locaction: #12 N. Ostrovsky str., 650099, Kemerovo

INN: *7728168971.* Acc.: ***40702810500320000138.*** Acc. type: ***settlement account.*** BIK: ***043207745.***
Corr. acc: ***30101810300000000745.***

Bank: Branch №4207 of Vneshtorgbank Retail services (ZAO), Kemerovo.

Abbreviation: Branch № ***4207 of ZAO "Vneshtorgbank" Retail Services, Kemerovo..***
Location: 53/2, **Oktiabrsky pr., 650066, Kemerovo.** INN: *7710353606.*
Acc: ***40702810100070000201.*** Acc. type: ***settlement account.***
BIK: ***043207739.*** Corr.acc. : ***30101810400000000739.***

1.3. Auditor of the issuer

ZAO "PricewaterhouseCoopers Audit" was approved as auditor of the company by the annual general meeting of shareholders of JSC "Kuzbassenergo" the 27th of June 2005. ZAO "PricewaterhouseCoopers Audit" is a Russian branch f International institution PricewaterhouseCoopers which is one of leaders at the world market of auditors and consulting services. Through the network of the national representative offices of PricewaterhouseCoopers renders professional services in many countries of the world.

Full firm name and abbreviation: Closed Joint Stock Company ***"PricewaterhouseCoopers Audit", ZAO "PwC Audit"***

Location: ***№52, stroienie 5 , Kosmodamianskaya nab., 115054, Moscow***
INN: *7705051102*
Tel.: ***(095) 967-60-00***
Fax: ***(095) 967-60-01.***
e-mail: ***hrdgph@pwcglobal.com***

Information on the licence of the auditor:
License No.: ***E 000376 to render audit services***

Date of issue: *20.05.2002*
Duration: till the *20th of May, 2007*
Issuing body: **Ministry of Finance of Russian Federation**

ZAO "PricewaterhouseCoopers Audit" does not spend any works within the limits of special auditors meetings under the agreements with the JSC "Kuzbassenergo" except audit of accounting (financial) reports. There are no any close business or allied relations between the Auditor and the Company. The Company did not grant any loans to the Auditor. Auditor (authorities of the auditor) has no market share in the authorized capital of the company. The company has no information about authorities of the issuer who are the authorities of the auditor at the same time.

Order of elections of the auditor of the issuer:
Federal Law "On Joint Stock Companies" does not determine terms and order for nomination of a candidate for auditor to inscribe him in the lists for voting over the issue on the Company 's auditor approval , also this law does not grant to the shareholders the right to nominate of candidate for auditor. Thus the candidate for auditor subject to approval at the annual general meeting of shareholders of the Company is determined by the Board of Directors. The General meeting of shareholders approves auditors of the company every year in accordance with Articles of Association of the Company.
Amount of payment for the auditor services shall to be determined by the Board of Directors of the company."
Auditor of the Company controls financial and economic activity of the Company in accordance with terms of legislation of Russian Federation and in accordance with concluded contract.
During the reporting period ZAO ""PricewaterhouseCoopers Audit" does not render any auditor services.
There are no deferred and late payments for rendered auditor services.

1.4. Valuator of the issuer

Full firm name and abbreviation: **Closed Joint Stock Company "ENPI Consult", ZAO "ENPI Consult".**

Location: **#14, Dukhovsky pereulok, Moscow, 115191.**
Telephone/fax: *(095) 952-1041/(095) 954-4408.*
E-mail: *npg@npg.ru*

Information on the licenses of the valuator:
License No.: series *ЦЛСС № 000025 Code ОЦ ПР № 038336*

Date of issue: *14.07.1999*
Duration: till the *4th of September , 2003*
Issuing body: **Moscow License Chamber**

License No. : **series ЦЛСС № 000025 Code ОЦ ПР № 038875**
Date of issue:*04.09.2000*
Duration: till the*4th of September , 2003*
Issuing body: **Moscow License Chamber.**

License No: *000031*
Date of issue: *06.08.2001*
Duration: *till the 6th of August , 2007*

Issuing body: *Ministry of Privity of Russian Federation*

Information on evaluation services subject to render (rendered) by the valuator:
Evaluation of the replacement value of a part of fixed assets by the 01.01. 2000.,
Rendering of consulting services over the questions concerning a revaluation of a part of the capital assets;

Evaluation of the replacement value of a part of fixed assets by the 01.01. 2001.,
Rendering of consulting services over the questions concerning a revaluation of a part of the capital assets;

Evaluation of the replacement value of a part of fixed assets by the 01.01. 2002.,
Rendering of consulting services over the questions concerning a revaluation of a part of the capital assets;

Evaluation of the replacement value of a part of fixed assets by the 01.01. 2003.,
Rendering of consulting services over the questions concerning a revaluation of the fixed assets of the company in accordance with the Regulations on the accounting "Accounting of fixed assets" RA 6/01.

Evaluation of overall replacement value of a part of the capital production assets that are on the balance of the JSC "Kuzbassenergo" by the 01.01.2004., rendering of consulting services over the questions concerning a revaluation of the fixed assets in accordance with the Regulations on the accounting "Accounting of fixed assets" RA 6/01.
Evaluation of overall replacement value of a part of the capital production assets that are on the balance of the JSC "Kuzbassenergo" by the 01.01.2005., rendering of consulting services over the questions concerning a revaluation of the fixed assets in accordance with the Regulations on the accounting "Accounting of fixed assets" RA 6/01.

Full firm name and abbreviation: Limited Liability Company "Institute of real estate and financial activity evaluation", Ltd. "Institute of real estate and financial activity evaluation".

Location: **№51-a, Kirov prospect, Tomsk, Tomsk region, Russia.**
telephone/fax: *(382-2)52-11-49/(382-2)52-25-61.*
E-mail: ***instoc@mail.tomsknet.ru***

Information on the licenses of the valuator:

License No.: ***000857***
Date of issue: ***10.09.2001***
Duration: ***till the 10th of August , 2007***
Issuing body: ***Department on economic and evaluator's activity regulating of the Ministry on Privity of RF" .***

Information on evaluation services subject to render (rendered) by the valuator:
Evaluation of the market value of one common stock of the JSC "Kuzbassenergo" for the purpose of purchasing in accordance with Provisions of the art. 75 of Federal Law "On Joint Stock Companies".
Issuer did not enlist the valuator to the stock emission (in the year 1995.)

1.5. Information on the issuer's consultants

Financial consultants and other consultants at the securities market were not attracted by the issuer to the sock emission.

1.6. Information on the other subscribers of this present quarterly report

Chief accountant – **Riumova Alevtina Nickolaevna**
Telephone: ***(384-2)29-33-58***
Fax*: (384-2)29-37-77.*

II. General information on the financial and economic situation of the issuer

2.1. Figures of financial and economic activity of the issuer

This present reporting period does not contain any information.

2.2. Market capitalization of the issuer

Trade of common stocks of the Issuer is carried out at the following trade areas:

Full names and abbreviations of the sale organizers:

Non commercial partnership " Stock exchange "Russian trade System" , NP "Stock Exchange RTS"; Joint Stock Company "Stock Exchange "Russian trade System"; JSC "Stock Exchange "RTS"; Closed Joint Stock Company "Moscow Interbank Currency Exchange", ZAO "MMVB (MICE)".

Non commercial partnership "Stock Exchange "RTS": ***common stock of the JSC "Kuzbassenergo"is bargain in the system "Classic market, stocks". Common stocks 23.06.1997 were included in the list of "RTS-2"; and were excluded from the list of "RTS-2" 04.01.2000 and were included in the list "Classic market; stocks" 05.01.2000.***

JSC "Stock exchange "RTS": ***Common stock of the JSC "Kuzbassenergo" is bargain in the system "Stock Exchange JSC RTS". Common stocks 04.07.2000 were included in the list of "SGK": and were excluded from the list "SGK" from 15.09.2002; were included in the list "Stock market of Gazprom" from 16.09.2002; were excluded from the list "Market stock of Gazprom" from 22.11.2004 and were included in the list "Exchange market of JSC RTS" from 23.11.2004.***

Closed Joint Stock Company "Moscow Interbank Stock exchange": ***Common stock of the JSC "Kuzbassenergo" was included from 23.07.2003 in the out list securities. There were not any bargains with the stocks in the years 2003-2004.***

Information on the market capitalization of the JSC "Kuzbassenergo" for the last 5 years was introduced in accordance with calculations of the Stock Exchange RTS according to the Order of FSFR of Russia dd. 16.03.2005 №05-5/pz-n.

Common Stocks (KZBE)

Settling month	Cost over 10 the largest bargains	Period of calculation	Bargain's number for the month	Bargain's number for 3 months	Stock's number	Capitalization, USD
December 2001	0,11954	3 months.	5	>= 10	606 163 800	72 460 821
December 2002	-	-	2	5	606 163 800	-
December 2003	-	-	1	1	606 163 800	-
December 2004	-	-	4	6	606 163 800	-
February 2005	-	-	4	9	606 163 800	-
March 2005	0,69854	3 months	5	> = 10	606 163 800	423 429 661
May 2005	0,68418	3 months	0	> = 10	606 163 800	414 725 149

August 2005	0,71673	3 months	2	> = 10	606 163 800	434 455 780
September 2005	0,73103	3 months	6	> = 10	606 163 800	443 123 923
November 2005	0,79821	3 months	5	> = 10	606 163 800	483 846 007
December 2005	1,07519	month	> = 10	> = 10	606 163 800	651 741 256

Note: Data was calculated on the ground of two-way-business contracted during the trade session. Information on the ground of the addressless business was used to prepare the data for the period since the 01st July 2003 till the 30th June 2004

Bargains contracted during the 4th quarter of the year 2005 subject to the capitalization' calculation

Time	Price, USD	Bargain's volume, pieces.	Bargain's volume, USD
2005-11-01 17:41:00	0,83	150 000	124 500
2005-11-01 17:43:00	0,8295	150 000	124 425
2005-11-15 11:36:00	0,87	15 000	13 050
2005-11-29 17:59:00	0,89	10 000	8 900
2005-11-29 18:01:00	0,90	5 000	4 500
2005-12-01 17:08:00	0,94	25 000	23 500
2005-12-05 17:12:00	0,95	50 000	47 500
2005-12-06 11:26:00	1	35 000	35 000
2005-12-16 14:39:00	1,08	146 400	158 112
2005-12-19 12:11:00	1,15	50 000	57 500
2005-12-19 12:11:00	1,14	11 500	13 110
2005-12-21 14:42:00	1,11	71 350	79 198,5
2005-12-22 12:02:00	1,1	110 000	121 000
2005-12-22 13:27:00	1,09	110 000	119 900
2005-12-22 13:43:00	1,08	50 000	54 000

2.3. Issuer's liabilities.

2.3.1. Account payable

There is no information in this reporting period.

2.3.2. Credit history of the issuer

For the last five finished financial years (200-2004), and 2005 the Company did not make credit contracts and **contracts of debt, the sum of the total debt over which amounts 5 and more per cents of the cost of the net assets.**

Credit policy of the JSC "Kuzbassenergo" aims at an attraction of credit resources on more gainful terms of crediting, at a reducing of an interest rate for credit resources using. Borrowed current assets are attracted by the Company at the rate that is lower than the refinancing rate fixed by the Central Bank of RF.

Provisions on the credit policy of the Company were approved by the Board of Directors at the general meeting spent the 28 of December 2004. These Provisions determine the order of fixation of Limits of a debt position and the Limit on cost parameters of loan, the order of the control over their observance, and also measures on reduction of the Debt position according to the fixed Limits in case of their excess aimed at the financial stability and minimization of a risk of insolvency of the Company guarantying.

By the 31.12.2005 the size of the borrowed current assets of the JSC "Kuzbassenergo" is reduced as compared with the period of the 30.09.2005 by RUR 472 190 thousand and amounts RUR 1 605 126 thousand.

Reducing of the borrowed current assets has taken place mainly due to reduction of a main debt under the credits amounts RUR 208 000 thousand, and also due to the exit from mortgaging guarantee of the credit liabilities over the bill of credit of the JSC " Kuzbassenergo " to the sum of RUR 209 000 thousand.

The Board of directors approved by its decision for the I quarter 2006 an attraction of the credit assets at the rate not exceeding that in 1,1 time more the rate of refinancing of the Central Bank RF against the security provided by the credit policy of the Company subject to observance of the maximum sized of a one-time loan debt over the attracted credits by the company by the 01.04.2006 in a volume no more than RUR 1 400 000 000 (One milliard and four hundred million) .

There was not the bound's issue during the reporting period.

2.3.3. The issuer's liabilities against the third parties security.

There were not any liabilities of the issuer against the security given to the third parties, including a pledge or a guarantee amounted not less then 5 per cent of the issuer's assets balance price during the reporting period.

2.3.4. Other liabilities of the issuer

During the reporting period the JSC "Kuzbassenergo" did not make any bargains not revealed in the balance sheet that may affect negatively the financial situation of the Company.

2.4. The purpose of the issue and direction of the assets using resulted to distribution of the issuing securities

Issuer did not spent the issue aimed to the assets attraction by the way of the distribution of securities duing the reporting period.

2.5. Risks related with acquisition of the distributing (distributed) issuing securities

2.5.1. Branch risks

JSC "Kuzbassenergo" spend its activity only at the internal Russian market in accordance with area character therefore there are no risks related with possible change of a price for the issuer's production at the foreign markets.

The risk of nonfulfilment by the issuer of his liabilities before the owners of the issuing securities as a result of the branch conjuncture change is not subject of this present report because of absence of any liabilities on the dividend payment by the issuer before the owners of the preference stocks and the percents payment off and retirement of bonds.

The Company has no any risks related to the possible change of a cost of raw material, goods subject to using in production and that may affect negatively its activity.

The following factors may be related to the other branch risks:

- Change of structure of energy consumption on groups of consumers from the planned at the expense of production volume reduction of a range of industrial enterprises, may lead to reduction of energy output volume in money terms.

- Bankruptcy of enterprises may lead to the impossibility to recover a debt for consummated energy.

- Decreasing of living standard of some groups of population of Kemerovo region will led inevitably to reduction of payment's level of this type of population.

Expectations of the Stock market's participants correspond with a reforming course of energy market.

2.5.2. Country and regional risks

JSC "Kuzbassenergo" is a registered in Russian Federation company carrying out its activity in Kemerovo

Region, thus some common changes in the State and other regional developments affect on its activity importantly.

As a whole an economic and political situation in the country and in the region is stable, and any possibility of military conflicts, extraordinary situation, walkouts, change of the State and regional leaders is improbable.

Overwhelming majority of economic factors are out of control of the Issuer.

It's impossible to guarantee that some recent tendencies of Russian economic including increasing of Gross National Product, relative stability of RUR and decreasing of the inflation rates will be kept in future. Besides global fluctuations of oil and gas prices, RUR fortification in the real term concerning USD Dollar, also some consequences of liberalization of a monetary and credit policy and other factors may affect negatively Russian economics and business of the issuer.

Russian economics is not protected against market recessions and delay in economic development in different countries of the world. As it was in the past, financial problems or sensitive perception of the risks related to the investments in the countries with developing economy may reduce a volume of foreign investments to Russia and affect negatively Russian economics.

Ecological factors inseparably linked with general activity of the issuer as a production process, transfer and distribution of heat and electric power demands large quantity of natural sources that call environmental pollution. As significant capital investments are necessary to purchase nature-conservative equipment to remove ecological factors of risk, and payments for natural sources consumption.

There are regional risks related with reforming of JSC "Kuzbassenergo". The management of JSC "Kuzbassenergo" spend active consultations with the government of regional and city Administration over the questions of the Company's reforming to reduce such risks.

Such need is due to existence of the Provisions of Kemerovo regional Administration №54 dd. 26.04.2002 "On reforming of JSC "Kuzbassenergo" and №49 dd. 28.03.2003 "On the project of reforming of JSC "Kuzbassenergo" and social protection of employees of energy system in Kemerovo region" where regional authorities raised the range of demands to the management of the Company under the project coordination.

The 20th of September 2004 a trilateral agreement was completed between JSC RAO "UES of Russia", JSC "Kuzbassenergo" and Kemerovo regional Administration which regulates particularly the questions on the future implementation of the program on the JSC "Kuzbassenergo" reforming.

Over the terms of the Agreement the regional Administration will be assist in the reforming process of the energy company, especially under its segregation from the structure of supplying, managing, power and heat networking companies.

Risks depending on the regional geographical peculiarity, i.e.:

- *Damnification risks because of emergency situations of natural factors: periodical floods,*

earthquake on the territory of Kemerovo region.

- *According to the long-term forecast made by the Ministry on Emergency Situations of Russia for the period 2006, there will be most possible such man-caused emergency situations on the territory of Kemerovo region as:*
- *man-caused conflagration (fire in buildings and constructions of social and cultural purpose). Conflagration peak in the housing sector and at the economic object is traditionally registered in winter-spring period when the total quantity of fires increases as compared with warm period by 5%, and the quantity of conflagrations increases by 40%:*
- *motor transport;*
- *mining industry.*
  - *Continuance of high probability of the accidents and emergency situation in mines is forecasted. Besides the cases of earthquaking equal to 1-2 force on the territory of region is possible because of industrial explosions in mining industry;*
  - *high probability of man-caused emergency situations due to accidents in railway transport during transporting of dangerous cargo. The reason of such emergency situation is improper conditions of approach lines to potentially dangerous enterprises, i.e. ltd. "Kemerovokhimmach", JSC "Novokuznetsk Aluminum plant", etc.*

According to the forecast of the Ministry on Emergency Situations for the winter-spring period the most probable emergency situations of man-caused nature resulting from the complex of dangerous meteorological phenomena (heavy atmospheric precipitation, force wing, sleet adhering) are forecasted in Kemerovo region.

Increasing of household fires in the private sector is forecasted because of temperature decreasing and using of electric heaters, and also wiring inflammation. Accidents in the networks of heat and water supply, outage of heating systems of buildings and constructions are possible.

The prediction of the risk of open military conflict also the risk of national emergency are minimal possible on a national level as ethnic and social tension in the region does not bear critical nature. However there is a risk of terrorist acts to fight with the security measures at the strategic objects of JSC "Kuzbassenergo" were considerably toughened.

Under the special control were took electric plants, large electric substations, pump houses, combustive-lubricating production's storages and other category objects.

Admission regime for motor transport and employees was toughened including using of manual and fixed metal detectors at the enterprises.

Artificial barriers were mounted that stop unofficial passage of motor transport on the territory of enterprises.

Car parks were transferred at the safe distance from energy object guards, also active interaction between security of JSC 'Kuzbassenergo" and Motor licensing and inspection department, duty departments of MIA and MES was organized.

Around-the-clock work for vide control and patrol were organized at the most important and the farthest object of energy system.

2.5.3. Financial risks

Variation of interest rates may affect financial and economic activity of the issuer as the enterprise uses borrowed current assets in its activity but its will not have significant effect on the financial showings of the company.

Credit policy of the issuer aimed on attraction of credit resources on more favorable credit conditions.

The company attracted borrowed current assets lower then the rate of refinancing fixed by the Central Bank RF (12%). Weighted average interest rate for the using of credit resources by the company was 9,03% by the 31.12.2005, that is by 1,15 of per cent's points lower then by the 30.09.2005.

Credit chare except the loan guarantee was 76,14% by the 31.12.2005 of the total amount of liabilities

under the short-time credits.

Inflation effect: Over the forecast made by the International Currency Reserves the inflation in Russia over the results if the year 2005 will be amount 11-11,5%. Particularly the salary depends on the general standard of price in Russia.

The salary is indexed by the issuer. As a whole the effect of inflation factors on the financial stability of the issuer does not seem significant in future and is subject to predict in business-planning of the company.

In the tariff forming there is a risk that the Kemerovo Regional Energy Committee will fix the tariff rate not covering industrial costs and drop-out income because of reducing of profit volume.

Tariff policy for the year 2006 is the same: there is a tariff corridor with the strict defined limited maximum and limited minimum of tariff level. Powermen have to keep within these limits.

Because of such limits the growth rate of tariffs as an earlier keeps lower then the inflation rate: increasing of a price of electricity for the consumers of our region amounts on average 9,1%, and heat energy – 10%.

Investor's interests are not provided in the tariffs thus the company is still of little attractive in investments plan.

Today's tariff are not transparent therefore an investor does not see the period for repayment of the invested money.

The issuer does not bear any exchange rate risks as he is carrying out his activity only at the internal market.

Some financial risks related with future reforming of the issuer (reorganization in form of segregation) take place:

- risk that the creditors of JSC "Kuzbassenergo" having received the notification on adopted decision on reorganization, will demand the advanced repayment of account payable, execution of corresponding liabilities and payment of damages sustained under the Company's reorganization in form of segregation (par. 6 of art. 15 of FL "On Joint Stock Companies"). Creditors having restructured debts for long-time period may act as initiators: JSC RAO " UES of Russia", Tax Ministry, Out budget Funds. Approximate amount of commercial restructured debts subject to demand amounts RUR 3014,4 millions;

- risk that the shareholders having voted against the reorganization or not took participation in the voting will demand the redemption of all or part of the stocks of JSC "Kuzbassenergo" belonging to them and possibility of loss to 10 % of a price of net assets because of satisfaction off the shareholder's demands of the stocks redemption under the reorganization of the companies in form of segregation (art. 75, 76 of FL "On Joint Stock Companies"). Approximate volume of assets subject to redemption of stocks amounts RUR 587,979 million.

2.5.4. Legal risks

There are legal risks related to the change of exchange regulation, modification of tax legislation, change of regulations of the customs supervision and fees, modification of requirements on licensing, court practice that may affect negatively on the activity's results of the issuer also results of the current legal trials subject of participation of the issuer.

- Modification of tax legislation in part of increasing of tax rates or change in the order and terms of tax calculation and payment may led to decreasing of net income of the issuer that may led to reducing of amount of the dividends subject to payment.

- Change in requirements on licensing of main activity of the issuer may led to increasing of a period for document preparation obligatory to extend a term of duration of the license, also necessity of accordance of the issuer with the produced requirements. However as a whole this risk should be deemed as insufficient except the cases when to extend the duration of the license or to exercise an activity subject to licensing some requirements will be provided that the issuer will not may correspond with or when the corresponding with these requirements will be caused with excess costs that may led to the issuer's activity termination.

- There were not any modification of the court practice related with the issuer's activity that might affect negatively on the results of his activity during the reporting period.

2.5.5.Risks related with the issuer's activity.

Risks related with the issuer's activity, i.e. the current legal trial subject to participation of the issuer (actions of the company liquidation, alienation of the company's assets, contestation of rights arisen from the licenses or patents etc.), possible liability of the issuer against the third person's debts are absent.

Other essential risks proper to the issuer are absent.

III. Detailed information about the issuer

3.1. Information about the issuer's establishment and development.

3.1.1. Information about the issuer's company name

full company name and abbreviation:
Kuzbass Joint stock Company of energy and electrification
(JSC «Kuzbassenergo»).
Before the privatization – Kuzbass industrial institution of energy and electrification ("IIEE "Kuzbassenergo")
Kuzbass Open Joint Stock Company of energy and electrification (OJSC "Kuzbassenergo")
Introduced: 30.12.1993
Kuzbass open joint stock company of energy and electrification (JSC "Kuzbassenergo")
Introduced: 15.05.1996

3.1.2. Information about state registration of the issuer

Date of state registration of the issuer: 30.12.1993
Number of state registration's certificate (other document ratified the state registration of the issuer): 1901
Name of registration authority: Kemerovo Administration
In accordance with Federal Law "On State registration of legal entities" the corresponding record under the state registration number 1024200678260 was made in the Uniform State Register of Legal Entities the 23rd of July 2002 (certificate: series 43 №001926135 issued by Administration of the Russian Ministry of Taxation in Kemerovo, Kemerovo region).

3.1.3. Information about the issuer's establishment and development.

The issuer was established in accordance with a privatization schedule of the Kuzbass industrial institution of energy and electrification (IIEE "Kuzbassenergo").
In pursuance of the Decrees issued by the President of Russian Federation, i.e. № 923 dd. August, 15, 1992 « About the organization of management system of the electric-power complex of Russian Federation during privatization », № 1334 dd. November, 3, 1992 « About realization in the electric-power industry of the Decree issued by the President of Russian Federation dd. August, 14, 1992, № 922 « About features of transfer of the state enterprises, institutions, organizations of fuel and energy complex into the joint-stock companies », № 721 dd. July, 1, 1992 « About organizational measures in the transfer of the state enterprises, voluntary associations of the state enterprises into the joint-stock companies », the Committee on administration of the state property of Kemerovo region has made the Decision № 330 « On privatization and transfer of IIEE "Kuzbassenergo" into the Kuzbass open joint-stock company of energy and electrification » dd. 21.09.1993.
The Order № 345 « About registration of open joint-stock company "Kuzbassenergo" was approved by Kemerovo Administration the 30th. 12.1993.

The common purpose of the privatized companies was increasing of the efficiency of energy system of the country and transfer from the planned economic to the market relations.

JSC "Kuzbassenergo" was established for and indefinite period of time.

The main purpose of the JSC "Kuzbassenergo" activity is the profit earning.
Activities of the JSC "Kuzbassenergo" are as follows:

- *electricity and heat energy production;*
- *electricity and heat energy transmission;*
- *electricity and heat energy supply (trade) according to the fixed tariffs in accordance with the dispatcher's schedules of electric and heat demands;*
- renders the following services:
- *energy supply to energy saving enterprises;*
- *communication facilities, including telecommunications;*

- carries out:

- *capital repairs*
- *technical reequipment;*
- *reconstruction and development of regional energy system;*
- *mounting, arrangement and repair of energy objects; electric and heat energy equipment;*
- *operability assurance of electric and heat energy networks;*
- *maintenance, mounting, repairing of boilers and buckets under pressure, steam and hot water pipelines;*
- *providing for maintenance of energy equipment in accordance with the standard requirements in force;*
- *timely and qualitative repairing of energy equipment;*
- *technical reequipment and reconstruction of energy objects;*
- *operability assurance of electric and heat energy networks;*
- *activities on maintenance of electric an heat energy networks.*

JSC "Kuzbassenergo" is one of the largest energy systems in the body of the Holding company JSC RAO "UES of Russia". Energy complex of the company is the sixth in the installed capacity and the fifth in the volume of energy output to the consumers. Quantity of power output by electric plants of JSC "Kuzbassenergo" exceeded 30% in the balance of UES of Siberia.
Mission of the company is the regular and reliable supply our consumers with heat and electric power providing production efficiency and investment appeal of the company.

3.1.4. Contact information:

Issuer's location: **№ 30, Kuznetsky prospect, GSP-2, Kemerovo, Russia**

Telephone: *(384-2)29-33-59*
Fax: *(384-2)29-37-77*
e-mail:*adm@kuzbe.elektra.ru*
Internet webpage with access to information about the issuer and securities issued by him: *www.kuzbassenergo.ru*

Organizational structure of the executive body of JSC "Kuzbassenergo" was approved by the Order of JSC "Kuzbassenergo" №709 dd. 31.12.2003. Department on corporate management including department on corporate policy which duties include work with shareholders and investors was established on the ground of this Order. Chief of the Department – is Ms. Burdina Elena Yakovlevna, date of birth 1964., education – higher.

Location: **№ 30, Kuznetsky prospect, GSP-2, Kemerovo, Russia**

Telephone: *(384-2) 77-70-51*
Fax: *(384-2)77-70-51*
e-mail: *beya @kuzbe.elektra.ru*

Internet webpage: ***no***

3.1.5. Taxpayer identification number

INN: *4200000333*

3.1.6. Branches and representative offices of the issuer

There were not changes in the composition of branches and representative offices of the issuer in the IV quarter of the year 2005.

List of branches and representative offices showed in the Appendix to the Articles of Association of JSC "Kuzbassenergo" is at the Internet webpage : ***http://www.kuzbassenergo.ru/invest/doc/doc/***

3.2. Principal economic activities of the issuer

3.2.1. Industrial affiliation of the issuer

OKVED (All-Russia classifier of types of economic activity) codes :

40.10.11 –Production of electric power by heat plants
40.10.2 – Energy transmission
40.30.2 – Steam and hot water transmission (heat energy)
51.56.4 – Wholesales of electric and heat power (without its transmission and distribution)
74.60 –Investigations and protection
74.14 – Consulting over the questions on commerce and management.

3.2.2. Principal economic activities of the issuer

The principal activities of the JSC "Kuzbassenergo" are • production, transfer and distribution of electric and heat energy.

JSC "Kuzbassenergo" is a subject of natural monopoly working in the sphere of services on transmission of electric and heat energy on the territory of Kemerovo region.

Information of this present paragraph does not show in the quarterly report for the IV quarter.

3.2.3. Principal types of products (operations, services)

Principal types of products of the JSC "Kuzbassenergo» " are of electric and heat energy.

Information of this present paragraph does not show in the quarterly report for the IV quarter.

Information on the structure of costs (net cost) of the issuer doest not show the quarterly report for the IV quarter.

3.2.4. Raw materials and suppliers of the issuer.

Principal raw material used by the JSC "Kuzbassenergo" is a fuel. Kuznetsky coal and its cleaning rejects are used as the principal fuel at the power plants of JSC "Kuzbassenergo".
Fuel oil is used as starting fuel and meant for maintenance of burning during low quality coal firing, and as the principal type of fuel at the Zaiskitimskaya water-heating boiler plant.
By the 30th of December 2005 stocks of coal amounted 1 million 379 thousand tons at the warehouses of 8 electric plants of energy company pf the Kuzbass.

The norm fixed for the JSC "Kuzbassenergo" by RAO "UES of Russia" by the 1st January 2005 is 1 million 100 thousand tons.

Main suppliers of the "black gold" are the following companies: Holding company "Kuzbassrazrezugol", JSC "SUEK", JSC "Coal company Yuzhkuzbassugol", ZAO "Chernigovets".
Mazut stocks are also in accordance with the target of Russian energy holding, i.e. by the 30th of December 2005 the mazut stocks amounted 15923 tons at the electric plants of energy system including the Zaiskitimskaya water-heating boiler plant (Kemerovo) with the fixed plant for the 1st of January aggregated 15000 tons.

Information on the structure of costs (net cost) of the issuer doest not show the quarterly report for the IV quarter.

3.2.5. Markets for products (work, services) of the issuer

Power industry is practically the unique industry whose products and services consumers are all industries and private sector. There are two markets for energy distribution in Russia: wholesales and retail trade. Heat energy distribution is only at the retail market.

Kemerovo region is the principal market where the JSC "Kuzbassenergo" carries out his activity.

The Kemerovo region is located in the south-east of the West Siberia at the joint of the West-Siberian plain and the mountains of the South Siberia. It is located at almost equal distance from western and eastern borders of the Russian Federation. It is in the 6th time zone.

Output of electric power to the consumers is according to the contracted "Agreements about output and using of electric power".
Composition of consumers of electricity and heat energy at the retail market is in the table stated above by an example of a scheme illustrating electricity and heat energy distribution.

	output to own consumers	
	electricity (thousand kw)	heat energy (Gcal)
Total in energy system	6 200 817	4 478 174
1. Industry	4 204 803	1 214 438
Specific weight (%)	**67,8**	**27,1**
1.1. Fuel	1 393 565	26 244
Specific weight (%)	**22,5**	**0,6**
1.2. Ferrous metallurgy	2 202 448	466 180

Specific weight (%)	**35,5**	**10,4**
1.3. Non-ferrous metallurgy	3 658	59 559
Specific weight (%)	**0,1**	**1,3**
1.4. Chemistry and petrochemistry	359 023	505 209
Specific weight (%)	**5,8**	**11,3**
2. Agriculture	65 561	66 776
Specific weight (%)	**1,1**	**1,5**
3. Transport and telecommunications	411 330	49 671
Specific weight (%)	**6,6**	**1,1**
4. Construction	12 981	26 271
Specific weight (%)	**0,2**	**0,6**
5. Housing and communal services	127 682	2 806 606
Specific weight (%)	**2,1**	**62,7**
6. Population	71 682	4 318
Specific weight (%)	**1,2**	**0,1**
7. Other industries	1 306 201	309 669
Specific weight (%)	**21,1**	**6,9**

According to this table, the largest consumers of electricity and heat energy at the retail market are industrial enterprises, i.e. 67,8%.

In the industrial sector leaders on power consumption are the enterprises of ferrous metallurgy, their share amounts 35,5% (in the III quarter of the year 2005 – 37,5%).

In the structure of heat energy output enterprises of housing and communal services (more 60% of consumption) and industry (more 20%).Chemical and petrochemical enterprises are the leaders on heat energy consumption in the structure of industry (11,3%).

Factors which may adversely affect the distribution of the Issuer's products (operations, services) and possible measures of the Issuer to reduce such impact.
The following factors may adversely affect the volume of electricity and heat energy distribution:

1. Exit of consumers to the free-trade market (hereinafter called FTM) of the wholesales energy market working on the territory of Siberia since 01.05.2005
2. In 2005 the following consumers of JSC "Kuzbassenergo" started to make contracts on energy purchasing at the FTM of wholesales energy market:

- Ltd. PO "Khimprom" since September 2005. The volume of purchase at FTM in 4 quarter 2005 was 8 952 thousand kw of electric power;
- ***Ltd. "Topkinsky Cement" purchases 3 598 kw of electric power at FTM in December 2005.***

Besides, all documents obligatory to the entrance of JSC "Energoupravleniye" (Leninsk-Kuznetsky) to FTM are submitted. Date of this enterprise's start work at the wholesales market is planned for the 1st of February 2006. Expected reducing of energy consumption due to entrance of this consumer to FTM will amount 58 716,3 kw a year.

JSC "Electric network" (Electricheskiye seti), JSC "KOKS", KOAO "AZOT" and Ltd. "Mechel-Energo" prepare all necessary documents and bring AIIS KUE to required parameters at the wholesale market to

cover a part of their energy consumption by way of purchase of electric power at FTM of wholesale energy market.

Aggregate decreasing of energy consumption from the JSC "Kuzbassenergo" resources due to exit of the aforementioned consumers to FTM will be approximate 130 153,1 thousand kw a year.
Today 35 consumers meet the requirements obligatory to get a status of the FTM member.
Entrance of consumers to FTM of wholesales energy market meet the strategy of energy industry reforming and JSC "Kuzbassenergo" can not affect this tendency change.

2. Reducing of heat energy output by the JSC "Kuzbassenergo" is related with the launch of own boliler plants (water-heat boilers) at the chemical enterprises (KOAO "AZOT", Ltd. "PO TOKEM", Ltd. PO "Khimprom").

At the KOAO "AZOT" 3 steam boilers BEM-25/3, 9 with nominal steam capacity 25 t/h (18,75 Gcal) each were launched in august 2005, that will reduced heat consumption from the resources of JSC "Kuzbassenergo" by 400 thousand Gcal a year according to the schedule.
Heat energy consumption by the KOAO "AZOT" in 4 quarter 2005 compared the same period 0f the year 2004 was 21% (116,4 thousand Gcal). JSC "Kuzbassenergo" has not possibility to affect this situation.

3. Insufficiency of limits and delay in financing of charges on payment of heat and electric energy for budget consumers.
To prevent delay in financing of budget consumers JSC "Kuzbassenergo" subscribes every month Agreements on payment s for consummated energy with Kemerovo regional Administration, General Financial Department of region, Heads of the cities and districts.

Kemerovo regional Administration spend conferences with obligatory presence of the city and district Administration in the person of their Heads, also Managers of the territorial financial authorities, managers of enterprises of housing and communal services and city electric networks.

3.2.6. Information about the Issuer's licenses

Number: *3668*
Date of issue: *26.12.1995*
Expiry date: *1.01.2007*
License authority: **Ministry of communications of Russian Federation**
Type of activity: **Services of local and interzonal telecommunications**
Number: *00927*
Date of issue: *14.06.2001*
Expiry date: *31.12.2006*
License authority: **Committee of natural resources on the territory of Kemerovo region**
Type of activity: **Plastic clay extraction at the Frunzensky field to ash-dump dam construction.**

Number: *00-ЭЭ-004012 (Э)*
Date of issue: *21.12.2004*
Expire date: *21.12.2009*
License authority: *Ministry of Energy of RF*
Type of activity: **Electric network maintenance.**

Number: *39-ЭТ-001112 (К)*
Date of issue : *07.12.2004*
Expire date: *07.12.2009*
License authority: *Ministry of Energy of RF*
Type of activity: **Heat power network maintenance**

Number: *077*
Date of issue: *14.10.1997*
Expire date: *1.10.2008*
License authority: **Department of Federal Security Service of RD over the Kemerovo region**.
Type of activity : Works with the State Secret information

Number: *0107*
Date of issue: *12.03.1998*
Expire date: *1.10.2008*
License authority: **Department of Federal Security Service of RD over the Kemerovo region**
Type of activity: **Services on the State Secret protection.**

3.2.7. Joint activities of the Issuer

The issuer does not perform any joint activities with other organizations.

3.3. Future plans of the issuer

Purposes of the JSC "Kuzbassenergo" for the year 2006.

Principal purpose of the company for the year 2006 will by reliable and regular electric and heat energy supply to the consumers, providing profit earning, increasing of the company's capitalization and increasing of its investment appeal during the reforming process of energy industry in Russian Federation.

Principal production purposes of the company for the year 2006 will be the following:

1. ***reliable and regular electric and heat energy supply to the consumers of the region especially in autumn and winter periods with proper maximum load;***
2. ***fulfillment*** of ***the program of repair of the equipment of power stations, electric and heat networks;,***

3. fulfillment of the task of JSC RAO "UES of Russia" on creation of fuel reserve in the warehouses by 01.01.2007;

4. Fulfillment of the investment program of the Company.
Thus the following production works will be priority:

In part of financial activity the following activities will be priority for the company in 2006:
1. Fulfillment of the expenses reduction program including by way of future development of the competitive system on purchase of goods, works and services;
2. Fulfillment of the Amicable agreement's terms with the Company's creditors as a guarantee of successful reforming;
3. determination of economic based tariffs for the Company;
4. Increasing of financial stability of the Company, decreasing of a distance between the accounts receivable and account payable;
5. Guarantee of the investment appeal of the Company.

In accordance with the program of technical development of the company for the years 2001-2011 aimed to ensure reliable work of the plants and timely change of the used technological equipment in 2006 the Company needs:

- not to stop in searching of contracting organizations and suppliers for construction, reconstruction and technical reequipment of objects on a competitive basis;

- ***to define their priorities in forming of investment program for 2-3 years for incompleted construction objects and adoption of cardinal decisions;***
- ***to tie investment program of the Company with the sources of financing, also timely putting into operation of the objects;***

- to continuer the ash-damp dams extending and to start construction of new ash-damp dams where the reserves for slash warehousing are limited for the possible filling.

For the next 3-5 years it is necessary to fulfill the following works affecting the total power system security :

- Reconstruction and putting into operation of a turboset of st. №8 at Novokemerovskaya TETs of a type PTR-80-130(RUR 500 millions) in 2006;

- Putting into operation of a turboset of st. №3 of a type R-12-29 at the Kuznetskaya TETs in 206 to cover a deficit in extracted steam for makeup water heating and increasing of electric power output due to thermal input;

- Putting into operation of a turboset of st. №15 of a type T-115-130 at the Novo-Kemerovskaya TETs capacity 115 Mwt with investments volume equal to RUR 900 millions (including ASU TP) in 2008;

- To proceed with designing and approval of a starting complex of stem boiler of st. №5 at the Kuzbass TETS capacity 160t/h with launching in 2007;

- To replace the turbine of st. №9 of a type r-35-130 by the turbine of a type T-120-12,8 at the Kemerovo GRES in a value of RUR 600 millions;

-To reconstruct a turboset of st. №11 and 12 on a type R-12-90/31 at the Kuznetskaya TETs in a value of RUR 200 millions;

-To reconstruct electrical filters of boilers of type TP-87 to gain standard dustiness of smoke fumes and to fulfill norms of maximum ashes emissions; to reconstruct electrical filters together with increasing of

3.4. The Issuer's participation in industrial, bank and financial groups, holdings, trusts and associations

JSC "Kuzbassenergo" is a subsidiary of Holding company RAO "UES of Russia" according to the art. 2.3. of the Articles of Association.

3.5. Subsidiaries and affiliated business divisions of the issuer

JSC "Kuzbassenergo" has 11 subsidiaries.

These companies are regarded as subsidiaries according to the Civil code of Russian federation (art. 105 and 106) and Federal law "On Joint Stock Companies" (art.6).

Full company name: Limited liability company, OOO "Bill centre "Kuzbassenergo"
Location: 30, Kuznetsky prospect, Kemerovo, Kemerovo region, Russia
Issuer's share in the authorized capital of business venture: 100%
Share of business venture in the issuer's authorized capital: 0%
Core business: import and export of production and technical goods and consumer goods, know-how and services; intermediate and trade activities.

Officers of the business company:
Yakovlev Vadim Alexeevich

Date of birth: 1967
Functions: Sole executive body of the business company.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

According to the Articles of Association General meeting of the company's members is the Management Body of the Company, and the sole executive body of the company acting as the General Director of the company manages a current activity of the company. General director of the company accountable to the General meeting of members of the company.

Full company name: Limited liability company, OOO "Sbytenergo"
Location: 14, Severnaya str., Metallploshadka village, 652417, Kemerovo district, Kemerovo region, Russian Federation
Issuer's share in the authorized capital of business venture: 100%
Share of business venture in the issuer's authorized capital: 0%
Core business: Electric and heat power distribution; maintenance, mounting, repair, transporting and manual supervision of electric and heat power;
Officers of the business company:

Eler Vladimir Fedorovich
Date of birth: 1956

Functions: Sole executive body of the business company (acting as general director), Chairman of the Board.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:

1. Loghinov Yury Vitalievich, date of birth 1981

Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2.Petrov Leonid Prokhorovich, date of birth 1961

Function of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3.Kuleznev Evgeny Valerievich, date of birth 1961

Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Ulanovskaya Elena Nickolaevna, date of birth 1976

Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5. Shtykov Dmitry Viktorovichm date of birth 1976

Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the corporate executive body (Board):

1. Kurtsevich Viktor Petrovichm date of birth 1954, director of the subsidiary "Electrical networks", Prokopievsk city.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2. Ivanova Valentina Vasilievna, date of birth 1967, chief accountant of the subsidiary "Electrical networks" Prokopievsk city.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Yudinskikh Evgeny sergeevich, date of birth 1974, director of Energy distribution of the subsidiary "Electrical networks" Prokopievsk city.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Suchkova Tatiana Mikhailovna, date of birth 1979, chief economist of the subsidiary "Electrical networks" Prokopievsk city.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Full company name: Open Joint Stock company "Kuzbasshydroenergostroy", OAO "KHES"
Location: Krapivinsky district, Kemerovo region, Russia
Issuer's share in the authorized capital of business venture: 100%
Share of the subsidiary's common stock in ownership of the issuer: 100%
Share of business venture in the issuer's authorized capital: 0%
Core business: ***building and assembly jobs in construction, reconstruction, technical reequipment, also repair of objects of industrial and civil purposes; production and trade of construction materials and constructions, items all over their range including under supervision of the bodies of Rosgortechnadzor of Russia (Russian mining engineering supervision); designing.***

Officers of the business company:
Babich Valery Petrovich, date of birth 1958
Functions of this person: External manager
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors
1.Erofeev Alexander Kuprianovich, date of birth 1969
Functions of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2. Kuleznev Evgeny Valerievich, date of birth 1961.
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Skorokhodov Dmitry Viktorovich, date of birth 1977
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Kovalenko Andrey Igorevich, date of birth 1980

Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5. Ugriumov Artem Anatolievich, date of birth 1976
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Full company name: Joint Stock Company "Investment-production company "Vodocanal", OAO "IPC "Vodocanal"

Location: 3, Kirpichnaya str., Prokopievsk, Kemerovo region, Russia
Issuer's share in the authorized capital of business venture: 74,5%
Share of the subsidiary's common stock in ownership of the issuer: 74,5%
Share of business venture in the issuer's authorized capital: 0%

Core activity: Water supply to consumers and wastewater intake, maintenance, current and emergency repair of external and internal ware supply systems and drainage systems; construction, mounting, balancing and commissioning and finishing works; production of production and technical purposes goods.
Officers of the business company:

Sheiko Evgeny Alexandrovich, date of birth 1973
Functions of this person: Sole executive body
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:
1.Erofeev Alexander Kuprianovich, date of birth 1959
Functions of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2. Asadulin Radik Alexandrovich, date of birth 1963
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
3. Kuleznev Evgeny Valerievich, date of birth 1961
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Mazurkova Anastasia Sergeevna, date of birth 1979
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5. Railian Yury Mikhailovich, date of birth 1957
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Election of the Corporate Executive Body of JSC "IPC "Vodocanal" is not provided by the Articles of Association .

Full company name; Joint Stock Company "Prokopievskenergo", JSC "Prokopievskenergo"
Location: 14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia
Issuer's share in the authorized capital of business venture: 60%
Share of the subsidiary's common stock in ownership of the issuer: 60%
Share of business venture in the issuer's authorized capital: 0%
Core activity: Electric and heat power supply to consumers by way of its purchasing, transformation, distribution, transporting and trading; repair of electric measuring items, electrical devices, electricity supply meters; maintenance and repair of hoisting mechanism and devices; building and construction activity; transport and shipping activities and others related to transporting; creation and maintenance of filling stations; trade, intermediate and foreign activity; assistance to researching, experimental development, design, technological and promotional works.

Officers of the business company:

Riabov Vladimir Vladimirovich, date of birth 1969

Functions of this person: Sole executive body. Chairman of the Board.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:

1. Erofeev Alexander Kuprianovich, date of birth 1959
Functions of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2.Shumoilov Alexander Alexandrovich, date of birth 1967
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Nickolaev Dmitry Nickolaevich, date of birth 1963
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Nesvitailov Vasily Fedorovich, date of birth 1957
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5.Seliverstova Tatiana Alexandrovna, date of birth 1972
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Corporate Executive Body (Board):

1. Riabova Nadezhda Semenovna, date of birth 1956. Deputy general director on personnel management and general tasks.
Share of the person in the issuer's authorized capital: 0%

Share of the Issuer's common stock in ownership: none

2. Belysh Svetlana Alexandrovna, date of birth 1953., chief accountant.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Sheiko Evgeny Alexandrovich, date of birth 1973, deputy general director on economic and logistics
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Kazakova Ekaterina Nickolaevna, date of birth 1979, chief of legal department
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5. Borisov Vladimir Petrovich, date of birth 1970, deputy general director on technical supervision and development
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

6. Kernoz Alexander Yurievich, 1958, deputy general director on electric power supply and consumer's payments
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Full company name: Joint Stock Company "Kuzbass energyreparing company", JSC "Kyzbass energyreparing company"

Location: 30, Kuznetsky prospect Kemerovo, 650099, Russia
Issuer's share in the authorized capital of business venture: 100%
Share of the subsidiary's common stock in ownership of the issuer: 100 %
Share of business venture in the issuer's authorized capital: 0%

Core activity: ***building and assembly jobs in construction, reconstruction, technical reequipment, also repair of objects of industrial and civil purposes in its full range as principal contractor and subcontractor; supervision over the quality of construction works and output of the good of building purposes including works realization under the contracts for the third parties (companies); production and trade of construction materials, constructions and items in its full range including subjected to the supervision of the Gosgortechnadzor of Russia (State mining engineering supervision of Russia); construction of the gas equipment's object, gas-regulating stations and plants, gas pipe-lines and gas equipment of industrial, agricultural and others enterprises used natural gas; mounting, repair of energy objects, electric heat power equipment and consumer's energy installations.***

Officers of the business company:

Lermontov Yury Borisovich, date of birth 1967

Functions of this person: Sole executive body. Chairman of the Board.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:

1. Erofeev Alexander Kuprianovich, date of birth 1959

Functions of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2. Frolov Vitaly Evgenievich, date of birth 1976

Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%

Share of the Issuer's common stock in ownership: none

3. Sorokin Igor Yurievich, date of birth 1974

Functions of this person: Member of the Board of Directors

Share of the person in the issuer's authorized capital: 0%

Share of the Issuer's common stock in ownership: none

4. Bazhenova Ekaterina Alexandrovna, date of birth 1978

Functions of this person: Member of the Board of Directors

Share of the person in the issuer's authorized capital: 0%

Share of the Issuer's common stock in ownership: none

5. Taskaev Andrey Viktorovich, date of birth 1977.

Functions of this person: Member of the Board of Directors

Share of the person in the issuer's authorized capital: 0%

Share of the Issuer's common stock in ownership: none

Election of the corporate executive body of JSC "Kuzbass energyreparing company" is not provided by the Articles of Association.

Full company name: **Joint Stock Company Engineering- analytical centre "Kuzbasstechenergo"**

Location: 17, Stantsionnaya str., Kemerovo, 650099, Russia

Issuer's share in the authorized capital of business venture: 100%

Share of the subsidiary's common stock in ownership of the issuer: 100 %

Share of business venture in the issuer's authorized capital: 0%

Core activity: testing and repair, development of standard and energy characteristics of heat-mechanic equipment (boilers, turbines, heat supply systems and auxiliary equipment); works and services of nature conservation purposes in part of repair and maintenance of nature conservation equipment , ventilating systems, devices for control and measuring of ecological parameters of production and transport facilities; balancing and commissioning works, operating and commissioning works at the heat-technical sets of gas enterprises; repair of the automatic mechanism systems and water-chemical regimes of boiler sets; production, repair, calibration and checking of the measuring devices; repair and commissioning of the automatic mechanism facilities and electronic equipment; repair and mounting of electric devices and networks.

Officers of the business company:

Yashinin Vladimir Borisovich, date of birth 1963 .

Functions of this person: Sole executive Body

Share of the person in the issuer's authorized capital: 0%

Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:

1. Kinzburg Biris Abramovich, date of birth 1936.

Functions of this person: Chairman of the Board of Directors

Share of the person in the issuer's authorized capital: 0%

Share of the Issuer's common stock in ownership: none

2.Frolov Vitaly Evgenievich, date of birth 1976

Functions of this person: Member of the Board of Directors

Share of the person in the issuer's authorized capital: 0%

Share of the Issuer's common stock in ownership: none

3. Seliverstova Tatiana Alexandrovna, date of birth

Functions of this person: Member of the Board of Directors

Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4.Kostiuk Mikhail Dmitrievich, date of birth 1952.
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5. Goncharov Igor Mikhailovich, date of birth 1968
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
Election of the corporate executive body of JSC Engineering- analytical centre "Kuzbasstechenergo" is not provided by the Articles of Association.

Full company name: **Joint Stock Company "Kuzbassetremont" (Kuzbass network repair"), JSC "Kuzbassetremont"**
Location: 1, Nevsky str., Novokuznetsk, Kemerovo region, 654079, Russia
Issuer's share in the authorized capital of business venture: 100%
Share of the subsidiary's common stock in ownership of the issuer: 100 %
Share of business venture in the issuer's authorized capital: 0%

Core activity: repair of equipment, buildings and constructions of electric networks; repair of high-voltage line 0,4-20 kw; repair of buildings and constructions at the objects of electric networks; repair, testing and diagnostics of a state of equipment, buildings and constructions of electric networks; equipment mounting; mounting of buildings and constructions of electric networks; trade and supply activity.

Officers of the business company:

Efanov Igor Gennadievich, date of birth 1962.
Functions of this person: Sole executive Body
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:

1. Antonov Yury Vitalievich, date of birth 1962.
Functions of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: ***0,003 %.***
Share of the Issuer's common stock in ownership: ***0,003 %.***

2. Frolov Vitaly Evgenievich, date of birth 1976
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Sorokin Igor Yurievich, date of birth 1974

Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Bychkov Mikhail Yurievich, date of birth 1978
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%

Share of the Issuer's common stock in ownership: none

5. Kostiuk Mikhail Dmitrievich, date of birth 1952

Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
Election of the corporate executive body of JSC "Kuzbassetremont" is not provided by the Articles of Association.

Full company name: **Closed Joint Stock Company " Autotransport enterprise "Kuzbassenergo", ZAO "ATP "Kuzbassenero"**

Location*: **4, Stantsionnaya str., Kemerovo, Russia 650006***
Issuer's share in the authorized capital of business venture: 100%
Share of the subsidiary's common stock in ownership of the issuer: 100 %
Share of business venture in the issuer's authorized capital: 0%
Core activity: transport and shipping services of legal entities and physical persons; technical services and repair of transport belonging to legal entities and physical persons; capital construction of industrial and social-cultural objects; designing on reconstruction of technical buildings and constructions; creation of processing plants on the good's manufacturing; wholesale and retail trade.

Officers of the business company:

Trushkov Viacheslav Leonidovich, date of birth 1969

Functions of this person: Sole executive Body, Chairman of the Board
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:

1. Erofeev Alexander Kuprianovich, date of birth 1959

Functions of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

2. Ivanov Boris Ivanovich, date of birth 1960.

Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Goncharov Igor Mikhailovich, date of birth 1968

Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Kravchenko Alexey Mikhailovich, date of birth 1977

Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5.Khalmeev Takhir Kaiumovich, date of birth , 1950

Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Corporate Executive Body (Board):

1. Zheludko Anatoly Maximovich, date of birth 1950, First deputy general director - technical director

Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2.Ilushnikov Anatoly Kirillovich, date of birth 1948, deputy technical director on OtiPB
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3.Kudriashova Tatiana Anatolievna, date of birth 1952, deputy general director on economic and finance
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
4. Maltseva Irina Nickolaevna, date of birth 1960, chief accountant
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Full company name: **Closed Joint Stock Company Medicosanitary Center "Health Center "Energetic" ZAO "MSC "Health Center "Energetic "**
Location: 37, Kuzbasskaya str., Kemerovo, Russia
Issuer's share in the authorized capital of business venture: 100%
Share of the subsidiary's common stock in ownership of the issuer: 100 %
Share of business venture in the issuer's authorized capital: 0%
Core activity: qualified medical services including special treatment; out-patient treatment, day hospital; preventive activity; professional fitness expertise.

Officers of the business company:
Agafonova Tamara Nickolaevna, date of birth 1954
Function of this person: Sole Executive Body, Chairman of the Board
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:
1. ***Erofeev Alexander Kuprianovich, date of birth 1959***
Functions of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

2. Eliseeva Irina Eduardovna, date of birth 1978
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%
3. Golofast Dmitry Yakovlevich, date of birth 1965
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

4. Vasilieva yulia Vladimirovna, date of birth 1979
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

5. Ugriumov Artem Anatolievich, date of birth 1976
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

Personal composition of the Corporate Executive Body (Board):
1. Churekova Natalia Georgievna, date of birth, deputy head doctor on medical part

Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

2. Kozlova Olga Agurianovna, date of birth 1963, deputy head doctor on economic
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%
3.Elin Boris Petrovich, date of birth 1953, chief engineer
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

4. Gorokhova Tatiana Lvovna, date of birth 1954, chief accountant
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

Full company mane: Joint Stock Comapany "Kuzbassenergoservice" , JSC "Kuzbassenergoservice"
Location: 10, Karbolitovskaya str., Kemerovo, 650000, Russia
Issuer's share in the authorized capital of business venture: 100%
Share of the subsidiary's common stock in ownership of the issuer: 100 %
Share of business venture in the issuer's authorized capital: 0%

Core activity: works on own production profile under the general contract and general contractor's functions fulfillment; " turnkey" works and principal functions fulfillment; logistical support including own production and works fulfilled by the third parties; repair of electric and energy equipment at the heat power plants, transferring devices and constructions, in the others enterprises, repair of different technical equipment, pipelines, product pipelines, distribution mains, buildings and constructions, hoisting equipments and devices; general construction and technical reequipment of energy enterprises and others industrial objects, civil and social objects.

Officers of the business company:
Morozov Andrey Arkadievich, date of birth 1970
Function of this person: Sole Executive Body, Chairman of the Board
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:
1. ***Erofeev Alexander Kuprianovich, date of birth 1959***
Functions of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%
2.Ivanov Boris Ivanovich, date of birth 1960
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

3. Rakitina Yulia Vladimirovna, date of birth 19.......
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

4. Moskvin Alexey Vasilievich, date of birth 1978
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

5. Sorokin Igor Yurievich, date of birth 1974
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

Personal composition of the Corporate Executive Body (Board):
1. Kosmacheva Svetlana Fedorovna, date of birth 1949, chief of the financial department
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

2. Sobolev Evgeny Robertovich, date of birth 1968, assistant of general director on legal questions
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

3. Kovalenko Anatoly Antonovich, date of birth 1941, deputy general director on finance and economic
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

3.6. Composition, structure and cost of the issuer's fixed assets, information about its plans to acquire, replace, dispose of fixed assets, as well as all the facts of encumbrance of the issuer's fixed assets

3.6.1. Fixed assets

In the structure of the fixed assets the lands, buildings, machines, equipment, transport and others corresponding objects with a life time no more than 12 months are shown.
The objects of the fixed assets were taken to account over the actual expenses for purchase and construction.

Information does not shown in the quarterly report for the IV quarter.

Depreciation of the fixed assets was added by a linear way from the terms of actual using of these objects. Over the objects of the fixed assets subject to accounting by 01.01.2002, depreciation was added in accordance with the Regulations adopted by the Sovmin of USSR dd. 22 of October 1990 № 1072 "On the unique norms for depreciation deductions to complete reconstruction of the fixed assets of USSR national economy".
Over the objects of the fixed assets subject to accounting since 01.01.2002 the depreciation was added in accordance with the Resolution adopted by the RF Government dd.01.01.2002 №1 "on classification of the fixed assets included in the depreciation groups".

Since 1999 the JSC "Kuzbassenergo" spend a revaluation of the fixed assets with the aid of experts of the closed joint stock company "ENPI Consult (ZAO "ENPI CCONSULT") (№14, Dukhovsky pereulok, Moscow, 113191, Russia, INN 7737017200 according to the license №000031 for valuator's activity issued 06.08.2001 by the Ministry for Property of Russia.

According to the technical task the revaluation of the fixed assets is carried out by way of indexation of a direct re- appraisal of overall replacement value of the fixed assets. All materials should be in written report form, and on magnetic mediums.

IV. Information about financial and economic activities of the issuer

4.1. Results of financial and economic activities of the issuer

This report period does not contain such information.

4.2. Issuer's liquidity, adequacy and structure of the capital and circulating assets

This report period does not contain such information.

4.3. Amount and structure of the issuer's capital and circulating assets

4.3.1. Amount and structure of the issuer's capital and circulating assets

a) in accordance with the Articles of Association the authorized capital amounts RUR 606 163 800 (six hundred six millions one hundred sixty three thousands and eight hundred roubles);

в) information on forming and using of the reserve fund is shown in the paragraph 8.1.3. of this present report.

Figure's name	At the beginning of the reporting period	By the end of the reporting period
a) Amount of the authorized capital, RUR	606 163 800	606 163 800
б) Total cost of the issuer's stock bought out by the issuer for further resale	no	no

Policy of the Company concerning the authorized capital is in the acceptable volume and structure of the circulating assets of the Company backing aimed to increase the assets liquidity.

Work with costumers and purchasers aimed to decrease accounts receivable, also supervision under the payable accounts, and work on recovering of overdue accounts receivable are carried out.

4.3.2. The Issuer's financial investments

Financial investments according to the Accounting Regulations 4/99 "Accounting of the company" are th following:

- *investments in the subsidiaries;*
- *investments in the affiliated companies;*
- *investments in other companies;*
- *loans granted within 12 months;*
- *loans granted for the period less then 12 months;;*
- *bought out own stocks;*
- *other financial investments.*

Accounting of financial investments is carried out at the acc. 58 "Financial investments" in accordance with Accounting Regulations №19/02 "Financial investments accounting" approved by the Order of Minfin of Russia dd. 10.12.2002 №126n including short-time and long term investments division depending on the terms of circulation (redemption) and purposes:

- long-term investments, when the fixed period for their circulation (redemption) exceeds one year or when the investments are issued with a purpose to get profit over them more then one year;

- short-time investments, when the fixed period for their circulation (redemption) does not exceed one year of when the investments are issued without intend to get profit over them more then one year.

This report period does not contain such information.

4.3.3 The issuer's intangible assets

This report period does not contain such information.

4.4. Information about the issuer's policy and expenditures in the sphere of scientific and technological progress, in respect of licenses and patents, new research and development

Account of NIOKR (Research, developmental and technological works) in the Company is carried out according to the Accounting Regulations "Account of charges on research, developmental and technological works " (PBU 17/02).

NIOKR expenses are shown in the accounting at the ass. 08 "Investments in the non-circulating assets " (p. 5 PBU 17/02).

Charges on research and development, which results are subject to the legal protection and are made out in the order established by the legislation in force (i.e. patents, certificates, other documents certifying the exclusive right of the Company on research and development's results) are received, were accounted as intangible assets (p. 4 ПБU 14/2000).

Charges on research and development, which results were not made out in the provided order should be charge-off from the credit of the acc. 08 "Investments in the non- circulating assets" to the charges on ordinary activity by a linear way during the approved period (p. 11 PBU 17/02).

Research and development charge-off period is within 3 years.

Charges on research and development not given a positive result also research and development results which application was cancelled shall to be formed by the RD department of the subsidiary.

Report shall to be examined by the service of RD department of the executive body and with the technical director's authorization.

Production costs are subject to charge-off once only in composition of nonrealization expenses of the reporting period.

4.5. Overview of the new trends in the sector of the issuer's core business

Electroenergetics is one of the leading industries of Russian economic.

Russian energy is at the fourth place in the world over the installed capacities and production volumes.

All existing in the Russian electroenergetis somehow or other relates practically all industries of national economy.

Together the energy power is one of the most "problem" industries. Since 1980 the negative tendencies in the power energy of Russia took place: against the background of economic recession, the power industry actually became the donor for other industries

In the greater extent it was caused by macroeconomic factors, but non-payments have played also the great role.

Even in the most prosperous power supply systems of the European part of Russia deterioration of the basic production assets exceeded 50 % and approached to the values when the equipment's repair costs more then its change. Thus reforming necessity was evident by the year 2001.

Structural reorganization of power branch through liberalization and decontrol of potentially competitive sectors were the main tendencies for the last ten years of world power industry development.

Due to these principles, the Concept of Strategy of reforming of the Joint Stock Company "RAO UES of Russia " "5+5" was developed and created. Nowadays this Concept is realized successfully by the management body "RAO UES of Russia " also by management of regional power companies.

On July, 11, 2001 the Decision № 526 « On reforming of power industry of Russian Federation » was approved by the Government. It directs to:

1. Divide business into monopolistic and competitive components. Generation and supply should be allocated as competitive business. Thus the Federal networks (FSK), Distributive network companies (DNC), and dispatching activity (System operator) will be under supervision of the State.

2. Create a competitive energy market implied a transition of existing sales process at the directive price (FOREM - Federal Wholesale Electric Power Market) to the market pricing mechanism (creation of AMT Administrator of market trade).

Decree of the Government of RF №1040-p approved the Schedule of activities for the primary stage of reforming was adopted as development of this present Decision.

In August, 2001 the Committee on reforming has been established at Board of directors of RAO " UES of Russia ". Its composition included representatives of minority shareholders, potential investors, the State and RAO " UES of Russia ". On December, 21 the Government of Russian Federation has approved the Decision № 881 " On the criteria of transfer of the main transmission lines and objects of the power network economy to the Unique (all-Russian) power network ".

Principal facts of the year 2002 in the sphere of reforming were the following:

- adoption by the State Duma of RF in its first regarding a pack of the bills devoted to energy power reforming;

- spending of auctions of electric power in the imitation mode by the NP "ATS" together with JSC "SO-TsDU UES" ;

- creation of infrastructural institutions in the branch, i.e. the Federal Network Company and the Sysop;

- preparation of a strategy for reforming of RAO "UES of Russia";

- termination of a preparatory stage of reforming of RAO "UES of Russia";

- development and adoption of the basic variant of reforming of JS-energo;

- preparation to implementation of the pilot projects of reforming of JS-energo;

- spending of the first stages of reforming of the scientific and designing complex of RAO "UES of Russia" , also of energyreparing and service activities.

By the Resolution of the Government of Russian federation №226 dd. 2 of April 2002 "On the pricing regarding to electric and heat power" the new "Pricing principles" and "Regulations of the State regulation and application of the tariffs on electric and heat power in Russian Federation" were implemented. The Corporate Policy Code was approved by RAO "UES of Russia".

In September 2002 the non commercial partnership "Administrator of trade system"(NP "ATS" began auctions of electric power in imitation mode. One of the positive tendencies of the year 2002 was approaching of the tariffs to the economic valid, otherwise the level of the cross financing between the groups of consumers reduced.

The Board of Directors of RAO "UES of Russia" approved the base variant for reforming of regional energy systems, i.e. the RAO "UES of Russia" subsidiaries, also the exit of enterprises belonging to the Holding Company RAO "UES of Russia" from the non profile assets aimed to the expenses minimization relate to the ownership. The Board of Directors of RAO "UES of Russia" has approved

the decision on termination of participation of RAO "UES pf Russia" in ZAO "TsDR FOREM" by way of selling of 75% holding of stock belonging to ZAO "TsDR FOREM" to the Non commercial partnership "ATS".

On the night of April, 1, 2003 the function of operative - dispatching administration of the Unified Energy System of Russia were transferred from regional dispatching administrations (RDA) of JS – energo to the regional dispatching administrations (RDA) , i.e. to the subsidiaries of JSC " System operator – Central Dispatching Administration of Unified Energy System (CDA UES").

In April 2003 the pack of legislative acts on electric power reforming came into the force including such federal laws as:

- "On electric power" ;

- "On the features of electric power functioning during the transition period and on the modifications in some legal acts of Russian Federation, and on recognition as invalid some legal acts of Russian Federation due to adoption of Federal Law "On electric power";

- "On modifications and amendments to the Federal Law "On the Sate regulation of tariffs on electric and heat power in Russian Federation";

- "On modifications and amendments to the Federal Law "On the Natural monopoly";

- «On modifications and amendments to the second part of the Civil Code of Russian Federation";

- "On modifications of the Federal Law "On energy power saving".

Working group on modification of the Strategy of JSC RAO" UES of Russia " for the years 2003 - 2008 "5+5" created at Board of Directors of RAO " UES of Russia " has examined the Program of the Concept of the Strategy of RAO " UES of Russia " for the years 2003 - 2008" 5+5 taking into account the remarks and offers.

In the I half-year 2003 the process on enhancement and development of the mechanisms for competitive trade within the regulated wholesale market of electric power (capacity) proceeds. According to the existing normative legal documents monthly auctions of the above-planned electric power were spent, the volume of electric power subjects to selling at the auctions amounted 3,1% of the volume of supply to the home market.

Together with JSC"SO-CDU YES of Russia" (System operator – Central Dispatching Administration of Unified Energy System) in the I six months 2003 the trade of electric power over the scheme "Energopul" proceeds, the share of sale for the reporting period increased twice and amounted 1,3% of the total volume of the supply to the FOREM (home market).

The 31st of October 2003 the Board of Directors of RAO "UES of Russia" at the ordinary meeting heard information on the possibility of creation of the territorial generating companies (TGC) by way of co-incorporation by several JS-energo.

Variant of creation of TGC by way of co-incorporation is implicate its creation as a large operational company at the first stage of JS-Energo reforming. TGC shall be co-incorporated by several JS-energo by way of entering of their generating assets to the authorized capital of the newly created company. Thus it's a possibility at the early stage to create a large operational company whose shareholders will be incorporated it JS-energo .

According to the Resolution of the Government of RF №643 dd. 24.10.this present year "On the rules of the electric power (capacity) market during the transition period", since November, 1, 2003 at the same time with the regulated sector of the wholesale electric power market (existing Federal wholesale electric power (capacity) market) the competitive sector supposing the trade in hourly volumes of the electric power on free prices is started.

Thus in the free sector each manufacturer may offer up to 15 % from the fixed capacity, and each consumer can declare purchase up to 30 % from own scheduled consumption. Economic benefit of the free sector of the wholesale electric power market launching is obvious. Densities of electric power supply by heat power plants with rather low industrial expenses has increased, while the supply by "expensive" generating capacities, on the contrary reduced.

In March 2004 allocation of repairing activity was finished according to the Program on

energyreparing activity of JSC "Kuzbassenergo" approved by the Design Group on reforming of energyreparing activities and creation of technological services market of JSC RAO "UES of Russia" dd. 01.07.2003.

Subsidiary named "Maghistralnye electric networks" (Main-line electric networks) was created within the activity on reforming of electric network complex on the ground of the property complex on trunk transmission lines related to the Unique national electric network.

In February 2005 the Board of Directors of RAO "UES of Russia" adopted a decision on modification of the scheme of allocation of the main-line transmission lines of JS –energo. New order of electric network complex reforming provided:

1) transfer in the main-line network companies (MNC) over the divided balance of the objects of UNUS and monetary to the expenses compensation;

2) payment of stocks belonging to JSC RAO "UES of Russia" to MNC allocated under the reorganization of JS-energo in the authorized capital of JSC"FNC UES";

3) joining of MNC as its segregation from the composition of JS-energo to one MMNC "Centre", which also the others MMNC simultaneously join.

Within the electric power reforming on the territory of Siberia the competitive sector of wholesale market was created which is till now extending to the European part of Russia and Ural.

Wholesale market of electric power in Russia is divided in two sectors, i.e. regulable (the Sate fixes the tariffs) and competitive, whose participants may sell at the free price to 15% of the outputted energy.

The 1st May 2005 the competitive sector of wholesale market of electric power was launched in Siberia.

The Kuzbass energy system feature is in the fact that the JSC "Kuzbassenergo" both sell and buy electric power.

14 affiliated companies of RAO " UES of Russia " took part in the first tenders in competitive sector of the wholesale market of the electric power on the territory of Siberia. The operator of competitive sector of the wholesale market of the electric power in Siberia is the Noncommercial partnership « Administrator of trade system ».

24 of June 2005 the Board of Directors of RAO"UES of Russia" approved the Program on reforming of JSC "Kuzbassenergo". Also by this decision of the Board of Directors of RAO "UES of Russia" modification in the lay-out of the territorial generating companies approved by the Decision of the Board of directors of JSC RAO "UES of Russia" (minutes №168 dd. 2304.2004) was made, thus the decision on creation of TGC-12 on the base of generating assets of JSC "Altayenergo" and JSC "Kuzbassenergo" was approved.

Taking into account the possible monopolistic situation of JSC "Kuzbassenergo" at the forming wholesales market of electric power the Board of Directors accepted the decision on segregation in separate JS of Western-Siberian TETs and South-Kuzbass GRES.

In pursuance of the decision accepted by the Board of directors of JSC " Kuzbassenergo " (minutes dd. 12.07.05) over the agenda « On definition of priority directions of the Company's activity: about the start of reforming of the Company in part of division by kinds of activity by way of reorganization in form of segregation » the Plan - schedule of activities on reforming defined activity of a power system for the second half-year 2005 and all 2006 was approved by the Order №476 dd. 29.07. 2005.

In accordance with the Plan-schedule of activities on reforming of JSC "Kuzbassenergo" the following activities were spend. To define the market value of the stocks subject to redemption under the reorganization JSC "Kuzbassenergo" spent a candidate selection of independent valuator's institution from the number of valuators accredited by the JSC RAO "UES of Russia".

The Board of Directors of JSC "Kuzbassenergo" approved as independent valuator the Ltd. "Real estate and financial activity appraisal Institute " (Tomsk).

Independent valuator has prepared the report on market value of stocks belonging to JSC "Kuzbassenergo" for 30.06.2005.

Appraisal report was adjusted with shareholders and approved by the Board of Directors of JSC "Kuzbassenergo".

Within the prepare of divide balance of JSC "Kuzbassenergo" the extended inventory of real estate and financial liabilities of the Company for 30.06.2005 was terminated.

Divided balance of JSC "Kuzbassenergo" was approved by the Board of Directors (minutes dd. 28.11.2005).

By the resolution of the Board of Directors of JSC RAO "UES of Russia" dd. 23.12.2005 the program on reforming of JSC "Kuzbassenergo" adopted 24.06.2004 was cancelled and the new program was approved provided segregation of JSC "Western-Siberian TETs" and JSC "South-Kuzbass GRES" with proportionally stock allocation between the shareholders except 50%=1 stock subject to purchase by the JSC "Kuzbassenergo". Termination of participation in these two companies will be carried out by way of share holdings selling as united lots at the open auctions furthermore every shareholder will receive right to sell his stocks in composition of the united lots at the date of shareholders register closing.

Purchasing by JSC "Kuzbassenergo" of generating and heat network assets of JSC "Altayenergo" is provided in future.

The extraordinary general meeting of shareholders of JSC "Kuzbassenergo" took place the 30.12.2005.

Decision on reorganization of JSC "Kuzbassenergo" by way of segregation of the following objects saving the structure of the authorized capital was accepted over the voting results:

- *JSC «Kuzbassenergo – regional electric network company";*
- *JSC «Kuzbass energy supply company";*
- *JSC "Main-line electric networks "Kuzbassenergo";*
- *JSC 'Western-Siberian TETs";*
- *JSC "South-Kuzbass GRES".*

Socks of the newly creating by JSC "Kuzbassenergo" companies - (JSC «Kuzbassenergo – regional electric network company", JSC «Kuzbass energy supply company", JSC "Main-line electric networks "Kuzbassenergo", JSC 'Western-Siberian TETs", JSC "South-Kuzbass GRES") shall be distributed between the shareholders of JSC 'Kuzbassenergo' including the shareholders who had voted against or who had not took participation in voting over the agenda on reorganization of the Company proportionally to the number of the stocks owned by them belonging to the JSC "Kuzbassenergo".

Distribution ratio assumes to issue one stock of the newly created companies for each stock of the Company.

According to the variant of reforming approved by the meeting, JSC "Kuzbassenergo" acquires 50%+1 stock in the authorized capital of JSC "South-Kuzbass GRES" and JSC "Western-Siberian TETs.

To the shareholders who voted against or who did not vote, it is offered to acquire the shares in the JSC "Western-Siberian TETS" and JSC "South –Kuzbass GRES" proportional to their present share in authorized capital of JSC "Kuzbassenergo".

The shareholders voting " for" the segregation of new companies, should acquire the shares proportional to their share in the authorized capital of JSC 'Kuzbassenergo" but from "rest" of authorized capitals of JSC « Western - Siberian TETs » and JSC« South - Kuzbass GRES » minus shares of JSC "Kuzbassenergo" and the shareholders voted against or not voted.

The stock of the newly creating companies not distributed among the shareholders of the Company shall be deemed as acquired by JSC "Kuzbassenergo".

After acquisition by JSC "Kuzbassenergo" of 50%+1 stock of JSC 'Western-Siberian TETs" and JSC 'South-Kuzbass GRES" and proportional distribution of the rest part among the shareholders it's provided to organize the open auctions on the selling of the company's stocks as united lots.

V. Detailed information about members of the issuer's administrative bodies, its units of control over its financial and economic activities; brief information about the issuer's personnel (employees)

5.1. Information about the structure and competence of the issuer's regulatory bodies
The Company's regulatory bodies are represented by: **(according to the art. 9 of the Articles of Association)**
- General Meeting of the Company's shareholders
- Board of Directors
- Management Board
- General Director of the Company.
The Company is determined by the Articles of Association and by the internal documents of the Company, i.e.:

- *Provision on the order of preparation and conducting of General meeting of Shareholders of JSC "Kuzbassenergo" approved by the Annual General meeting of shareholders of JSC 'Kuzbassenergo" dd. 02.06.2003.,*
- *Provision on convocation and conducting of meetings spend by the Board of Directors of JSC 'Kuzbassenergo" approved by the Annual General meeting of shareholders of JSC 'Kuzbassenergo" dd. 21.06.2002, with amendments and modifications approved by the Annual General meeting of shareholders of JSC 'Kuzbassenergo" dd. 27.06.2005.*
- *Provision on the Management Board of JSC "Kuzbassenergo" approved by the Annual General meeting of shareholders of JSC 'Kuzbassenergo" dd. 21.06.2002.*

Competence of the General meeting of shareholders, of the General Director and of the Management Board is determined by the Articles of Association approved by the Annual general meeting of shareholders dd. 21.06.2002 including the following modifications and amendments to the Articles of Association:

- *modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Board of Directors 02.06.2003;*
- *modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Annual general meeting of shareholders 02.06.2003;*
- *modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Board of Directors 01.07.2003;*
- *modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Board of Directors 26.09.2003;*
- *modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Board of Directors 04.11. 2003;*
- *modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Board of Directors 30.04.2004;*

- *modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Board of Directors 22.06.2004;*
- *modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Annual general meeting of shareholders 24.06.2004;*
- *modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Board of Directors 25.03.2005*

Articles of Association of the company including modifications and amendments, also internal documents regulating daily activity of the issuer's authorities are shown on the Web-page of the Company: http://www.kuzbassenergo.ru/ ***in paragraph "To Shareholders and investors" on the page « http://www.kuzbassenergo.ru/invest/doc/doc/***

Competence of the General meeting of shareholders of JSC 'Kuzbassenergo" :
In accordance with paragraph 10.2 of the article 10 of the Articles of Association, the competence of the General meeting of shareholders includes:

1) alteration and amendment of the Company's Articles of Association or adoption of the Company's Articles of Association in a new edition;
2) reorganization of the Company;
3) liquidation of the Company, appointment of a liquidation committee and adoption of the intermediate and final liquidation balance sheets;
4) determination of number, nominal value, category (type) of the declared stocks and rights granted by these shares;
5) increase of the authorized capital of the Company through an increase of the nominal value of shares or through an additional placement of shares;
6) decrease in the authorized capital through a decrease in the nominal value of shares, through an acquisition by the Company of a part of the shares in an effort to decrease their total amount, and also through redemption of these shares acquired and bought out by the Company;
7) splitting and consolidation of the company's shares;
8) adoption of a decision on placing by the Company of bonds subject to convert into shares and others issuing securities subject to convert into shares;
9) election of members of the Board of Directors and early termination of their powers;
10) election of members of the revision committee of the Company and early termination of their powers;
11) approval of the Auditor of the Company:
12) adoption of a decision on powers transfer of the Corporate executive body to the management company (manager);
13) approval of annual reports, annual accounting statements including the Company's profit and loss accounts, as well as distribution of profits (including payment (announcement) of dividends except for profit distributed as dividends based on the results of the first quarter, six months, nine months of the fiscal year) and losses of the Company in the fiscal year;
13.1.) payment (announcement) of dividends based on the results of the first quarter, six months, nine months of the fiscal year;
14) determination of the procedure of the General Meeting of Shareholders;
15) making decisions about approval of transactions in the cases provided by art. 83 of the Federal law "On joint stock companies";
16) making decisions about approval of major transactions in the cases provided by art. 79 of the Federal law "On joint stock companies";
17) making decisions on participation in holding companies, financial and industrial groups, associations and other consolidated business entities;
18) adoption of internal documents regulating activities of the Company's authorities;
19) making decisions on payment to the members of the Revision Committee of the Company of remuneration and / or reimbursement ;
20) making decisions on payment to the members of the Board of directors of the Company of remuneration and / or reimbursement ;
21) making decisions on the other questions provided by the federal Law " On Joint stock companies".

Competence of the Board of Directors of JSC "Kuzbassenergo" " :
In accordance with paragraph 15.1 of the article 15 of the Company's Articles of Association the following issues are within the competence of the Board of Directors of the Company:

1) prioritizing business directions of the Company;
2) convening regular (annual) and extraordinary Meetings of the shareholders of the Company's unless otherwise provided by clause 14.8 of the article 14 this present Articles of Association and announcement on the date of conducting of the new general meeting of shareholders of the company instead of frustrated due to lack of quorum.
3) approval of the agenda of the General Meeting of Shareholders of the Company;
4) appointment of the secretary of the General Meeting of Shareholders of the Company:

5) deciding on the date of drawing a list of persons that are entitled to participate in the General Meeting of Shareholders and other issues that are related to preparation and holding of the General Meeting of Shareholders;

6) submitting issues envisaged by subparagraphs 2, 5, 7, 8, 12-19 of the paragraph 10.2 of the article 10 of this present Articles of Association for discussion of the General meeting of shareholders;

7) deciding on placement of bonds and other issued securities by the Company except the cases provided by the Federal Law "On Joint Stock Companies" and by the Articles of Association;
8) endorse decisions to issue securities, securities issue prospectuses, securities issue summary reports, securities issuer's quarterly reports; approve a share acquisition summary report;
9) determine the value (money valuation) of property, placement and buy-out price of issue securities in the cases specified by the Federal Law on Joint-Stock Companies, also in the cases provided by the subparagraphs 21,39 of the paragraph 15.1 of the present Articles of Association;
10) acquire shares, bonds and other issue securities placed by the Company, in the cases specified by the Federal Law "On Joint-Stock Companies";
11) alienation (disposal) of the Company's shares at the Company's dispose due to their purchase or buy-out from the shareholders by the company;

12) appointment of General Director and early termination of his powers;
13) election of members of the Management board of the Company and early termination of their powers; making decisions on payment to the members of the Management board of the Company of remuneration and / or reimbursement
14) making recommendations to the General Meeting of Shareholders concerning the size of remunerations and compensations to be paid to the members of the Company's Revision Committee; setting the size of the auditor's fees for his services;
15) make recommendations as to the size of dividends for shares and procedure of dividend payment;
16) approval of the Company's internal documents determined a procedure of forming and using the Company's funds;
17) decision making on the company's funds using; approval of the budget for the assets using over the special funds; examination of the budget fulfillment on the assets using over the special funds;
18) endorse the Company's internal documents, except for internal documents which are to be endorsed by the general meeting of shareholders of the Company also the other internal documents which are to be endorsed by the executive bodies of the Company.

19) approval of annual (quarterly) business-plan and of report on its lay-out, also approval (correction) of the control features cashflow (budget) of the Company and /or approval (correction) of cashflow (budget) of the Company;

20) creation of subsidiaries, opening of representation offices and their liquidation
20.1) making respective changes in the Company's Articles of Association concerning creation of

the subsidiaries, opening of the representative offices of the Company (including changes of information on full company's name and location of subsidiaries and representative offices of the Company) and their liquidation;

21) deciding on the Company's participation in other organizations (including co-ordination of the chartered documents and candidates to the management bodies of the newly creating companies), market share changing (share's number, share size), charge of shares and stocks, termination of the Company's participation in other organizations.

22) defining a credit policy of the Company concerning the granting of loans, credits, guarantees and bails, liabilities under the bills (issue of promissory note and transfer note), transfer of the property to the pledge and decision making on the Company's transactions in the cases when the procedure of decision making is not provided by the credit policy of the Company;

23) endorse major deals in the cases provided by Chapter X, Federal Law "On Joint Stock Companies";
24) endorse transactions in the cases provided by Chapter XI, Federal Law "On Joint Stock Companies";
25) approval of the Company's registrar and terms and conditions of the contract with him, also cancellation of the contract with him;
26) election of the Chairman of the Board of Directors of the Company and early termination of his powers;

27) election of the deputy Chairman of the Board of Directors of the Company and early termination of his powers;
28) election of the Secretary of the Board of Directors and early termination of his powers;

29) preliminary approval of resolutions on the Company entering into deals connected with the gratuitous alienation of the property of the Company or interests (demands) to itself or to the third parties; deals connected with exemption from the property liabilities before himself or before the third party; deals connected with gratuities rendering of services (works) by the Company to the third parties in the cases (amounts) determined by a separate procedure established by the Board of Directors, decision making on the transactions subject to making by the Company in the case when the aforementioned cases (amounts) are not defined;

30) decision making on the powers termination of the management company (manager);
31) decision making on appointment of the Acting as General Director and Members of the Management Board in the cases provided by paragraphs 19.11 and 19.12 of the Articles of Association;
32) bringing to disciplinary liability of the General Director of the Company and members of the Management Board, also their incentive according to the labor code of Russian Federation;

33) examination of the General Director's reports on the Company's activity (including fulfillment of his duties) , also fulfillment of the decisions adopted by the General meeting of Shareholders and by the Board of Directors of the Company;

34) approval of the cooperation of the Company with the organizations where the company is interested;

35) positioning of the Company(Company's representatives) on the following agenda of the general meeting of shareholders (members) and meetings of the Boards of Directors of subsidiaries and affiliated and dependent companies (hereinafter SDC), including instructions to take or not to take participation in voting over the agenda, also to vote "For", "Against", "Abstain".

a) on determining the agenda of a general shareholders meeting (Members) of a SDC;
b on reorganizing, liquidating a SDC;
c) on determining the number of directors on the Board of Directors of a SDC, nominating and electing its members and early termination of their terms of office;

d) on determining the quantity, nominal value, class (type) of the declared shares of SDC and rights

conferred by these shares;
e) on increasing the authorized capital of a SDC by increasing the nominal value of shares or placing additional shares
f) on placing SDC securities convertible into ordinary shares;
g) on splitting, consolidating the shares of a SDC;
h) on approving major deals made by SDCs;
i) on participation of SDC s in other organizations (on joining an operating organization or establishing a new organization) as well as on acquiring, alienating or encumbering shares and units in the authorized capitals of organizations in which a SDC is a member, and on changing the unit in the authorized capital of the respective organization;
j) on making deals by a SDC (including several related deals) connected with the alienation or a possibility of alienation of the property that constitutes fixed assets, incorporeal assets and construction in progress items intended for production, transmission, dispatching, and distribution of electricity and heat in the instances (amounts) defined by the procedure for the Company interaction with business companies whose shares and units are held by the Company, as approved by the Board of Directors of the Company;
k) on making changes and amendments to the chartered documents of SDC;
l) on determining the procedure for remuneration's payment to the members of the Board of Directors and Revision Committee of SDC;

36) positioning of the Company(Company's representatives) on the following agenda of the general meeting of shareholders (members) and meetings of the Boards of Directors of subsidiaries and affiliated and dependent companies (hereinafter SDC), including instructions to take or not to take participation in voting over the agenda, also to vote "For", "Against", "Abstain":

a) on determining the position of SDC representatives on items of agendas of general shareholders meeting (Members) and meetings of the Boards of Directors of companies that are subsidiaries and associated companies of SDCs, concerning the making (approval) of deals (including several related deals) connected with the alienation or a possibility of alienation of the property that constitutes fixed assets, incorporeal assets and construction in progress items intended for production, transmission, dispatching, and distribution of electricity and heat in the instances (amounts) defined by the procedure for the Company interaction with business companies whose shares and units are held by the Company, as approved by the Board of Directors of the Company;

b) on determining the position of SDCs representatives on items of agendas of general shareholders meetings of (Members) and meetings of the Boards of Directors of companies that are subsidiaries and associated companies of SDCs that are engaged in the production, transmission, dispatching, distribution and sale of electricity and heat, on reorganization, liquidation, and increase of the authorized capital of such companies by increasing the nominal value of the shares or by placing additional shares, and placing of securities convertible in ordinary shares

37) preliminary approval of decisions of resolutions on the Company entering into:
a) deals with the Company's non-circulating assets constituting 10 to 25% of the balance sheet value of those assets as of the date of the decision to make such a deal;

b) deals (including several related deals) connected with the alienation or a possibility of alienation of the property that constitutes fixed assets, incorporeal assets and construction in progress items intended for production, transmission, dispatching, and distribution of electricity and heat in the instances (amounts) determined by a separate procedure established by the Board of Directors of the Company;

38) decision making on the Company entering into deals that constitutes fixed assets or incorporeal assets of the Company constituting 5-25% of the balance sheet value of the fixed assets of the Company as for the date of the decision to make such a deal;

39) approval of nominees subject to election to the post of Sole executive body, other management bodies, supervision bodies, also candidate of the auditor of the companies, whose shares and units are

held by the Company, intended to production, , transmission, dispatching, and distribution of electricity and heat , also repair and maintenance;

40) defining of insurance guarantees including approval of the Insurer of the Company;

41) approval of the independent valuator (valuators) of the company intended to define the value of shares, property and other fixed assets of the company in the cases provided by the Federal Law "on Joit Stock Companies, by the Articles of Association, also by separate decisions of the Board of Directors of the Company;

42) preliminary approval of collective agreement and other agreements made by the Company within the social-labor relations regulating;

43)approval of a candidate of the Financial consultant whose attraction is obligatory according to the Federal Law "On securities market".

44) other questions included in the competence of the Board of Directors y the Federal Law "On Joint Stock Companies" and by the Articles of Association.

Competence of the Sole and Corporate Executive Bodies of JSC "Kuzbassenergo":

Management of the current activity of the Company is in the competence of the Sole executive Body , i.e. General Director and of the Corporate Executive Body, i.e. Management Board of the Company.

The following issues are in the competence of the Management Board of the Company (according to the par. 20.2 of the art. 20 of the Articles of Association):

- decision making on the issues related to the competence of the superior management bodies of the SDC 100% (one hundred) of the authorized capital in which is owned by the Company (according to the subparagraphs 37 and 38 of the paragraph 15.1 of the Articles of Association);

- preparation and submitting for consideration of the Board of Directors the reports on financial and economic activity of SDC, 100% (one hundred) of the authorized capital in which is owned by the Company;

- development and submitting for consideration to the Board of Directors the long-term plan of the main activity areas of the Company;

- preparation of annual (quarterly) business-plan and report on its lay-out, also approval (correction) the cashflow (budget) of the Company, in case if the Board of Directors of the Company did not approve the cashflow (budget) of the Company;

- preparation of report on financial and economic activity of the Company, on fulfillment by the Management Board of resolutions adopted by the General meeting of shareholders and by the Board of Directors of the Company;

- approval of education and professional development plans and actions for the labor staff of the Company;

- making decision on the entering into deals which subject are the property, works and services with constituting 1 to 5% of the balance sheet value of the fixed assets of the Company defined as for the date of such a decision making (except for the cases provided by the subparagraphs 39, 40 pf the paragraph 15.1 of the Articles of Association);

examination of reports on the results of the approved plans lay-out, also the programs, directions, report's examination, documents and other information on the company's activity and its subsidiaries and affiliated companies made by the deputies general directors, heads of the organization departments of the company;

- decision making on other issues concerning daily activity of the Company in accordance with resolutions of the General meeting of the Company, the Board of Directors, also the issues submitted for consideration to the Management Board by the General Director of the Company.

To the competence of the General director of the Company includes all issues of daily activity management of the Company except for related to the competence of the General Meeting of Shareholders of the Company , the Board of Directors and the Management Board of the Company.

The General Director acts without a power of attorney on behalf of the Company with those limitations provided by the legislation in force, by the Articles of Association and by the resolutions of the Board of Directors and performs the following actions on behalf of the Company:
- provides fulfillment of the activity plans of the Company obligatory to its tasks decision;

- organizes accounting process and reporting in the company;
- disposes of the Company's property, enters into the deals on behalf of the Company, grants powers of attorney , opens settlement accounts and other accounts of the Company in banks, other credit institutions (also in the cases provided by the current legislation in the institutions whish are the professional participants s of the securities market);
- issues orders, approves (accepts) instructions, local normative acts and other internal documents of the Company over the issues under his competence, gives instructions which are compulsory for execution by all the Company's staff;

- approves the Provisions on the subsidiaries and representative offices of the Company;
- approves the principal composition of the executive body of the Company;
- according to the principal composition of the executive body of the Company approves the staff list and official salary of the Company's labor staff;
- accomplishes his rights and duties as employer toward the labor staff of the Company provided by the labor legislation in force;
- carries out the functions of the Chairman of the Management board of the Company;
- distributes duties between the deputies General Director;
- submits for consideration of the Board of Directors the reports on financial and economic activity of subsidiaries and affiliated companies which shares (units) are in the property of the Company; also information on other companies where the Company has his interest except for the cases provided by the subparagraph 2) , paragraph 20.2 , article 20 of the Articles of Association;
- not later than forty-five (45) days before the date of the annual general shareholders meeting of the Company, submits the Company's annual report, balance of accounts, profit and loss statement, profit and loss distribution for the consideration of the Company's Board of Directors;
- makes decisions on other issues related to the current daily activity of the Company except the issued within the competence of General meeting of shareholders of the Company, the Board of Directors and the Management Board of the Company.

The Corporate Conduct (management) Code not approved in the JSC "Kuzbassenergo", thus in its relations with the shareholders the JSC "Kuzbassenergo" is guided by the Corporate Governance Code of JSC RAO "UES of Russia" approved by the resolution of the Board of Directors of JSC RAO "UES of Russia" (minutes №104 dd. 09.11.2001).

5.2. Information about members of the issuer's management bodies

Board of Directors:

1. **Vagner Andrey Alexandrovich – member of the Board of Directors**

Date of birth: 1957.

Education: higher

Experience for the last 5 years

Period: 1998 - 2000.

Institution: JSC "Kuzbassenergo".

Post: First deputy general director

Period: 2000 - 2004

Institution: RAO "UES of Russia"

Post: Chief of the Department on electric plants
Period: 2004- present time
Institution: RAO "UES of Russia"
Post: Deputy managing director of the Business unit №2 .
Share in the authorized capital of the Issuer: 0,027 %.
Share of ordinary shares in the authorized capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Enters into the Board of Directors of the following companies:

1. ***JSC "Berezovskaya GRES", Chairman of the Board of Directors since 10.06.2004;***
2. ***JSC "TGC-10", Chairman of the Board of Directors since 31.03.2005.;***
3. ***JSC "Penzenskaya energy holding company", Chairman of the Board of Directors since 01.01.2005.;***
4. ***JSC "Cheliabenergosbyt", Chairman of the Board of Directors since 31.01.2005;***
5. ***JSC "Nizhedorodskaya generating company", Chairman of the Board of Directors since 01.02.2005 ;***
6. ***JSC "Ugrerodny fund", member of the Board of Directors since 01.03.2005;***
7. ***JSC "Shaturskaya GRES-5", Chairman of the Board of Directors since 01.04.2005;***
8. ***JSC "Serovskaya GRES", Chairman of the Board of Directors since 01.04.2005 ;***
9. ***JSC "OGC-4", Chairman of the Board of Directors since 04.03.2005;***
10. ***JSC "Surgutskaya GRES-1" Chairman of the Board of Directors since 01.06.2005;***
11. ***JSC 'Stavropolskaya GRES", Chairman of the Board of Directors since 27.06.2005.;***
12. ***JSC "Volzhskaya TGC" (Fuel generating company -7), member of the Board of Directors since 01.08.2005.***

Bolshakov Andrey Nickolaevich – Member of the Board of
Date of birth – 1955
Education: ***higher***
Experience for the last 5 years:
Period: ***1998-2002***
Institution: Ministry of Russian Federation on nuclear power
Post: ***Consultant***

Period: ***2002 – 2005***
Institution: MDM Group, Joint Stock Company "Siberian Coal Energy Company"
Post: Deputy chief of Department on strategical development
Period: ***2005 – present time***
Institution: Limited Liability Company "Investments and development Group"
Post: Manager of projects on fuel-energy complex.
Share in the authorized capital of the Issuer: none
Share of ordinary shares in the authorized capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Enters into the Board of Directors of the following companies:

1. ***JSC "Khabarovkenergo", Member of the Board of Directors since 27.06.2005 ;***
2. ***JSC "Omsk energy generating company", Member of the Board of Directors since .05.2005;***
3. ***JSC "Buriatgeneration", Member of the Board of Directors since 02.06.2005.;***
4. ***JSC "TGK-14 (Fuel generating company -14), Member of the Board of Directors since 07.12.2004.***

Bychkov Mikhail Yurievich – Member of the Board of Directors
Date of birth: ***1978***
Education: ***higher***
Experience for the last 5 years:
Period: ***1999-2001***
Institution: **ZAO Legal agency "KB EGIDA"**
Post: **legal adviser**

Period: ***2001 – 2003***
Institution: ***Ltd. "FEAT"***
Post: **legal adviser**

Period : ***2003 – 2003***
Institution: **ZAO "Stoyteks Moscow"**
Post: **Head of corporate department**

Period: ***2003 – 2004***
Institution: Ltd. "Balance-Profi"
Post: **legal adviser**

Period: ***2004 – present time***
Institution: **JSC RAO "UES of Russia"**
Post **Leading expert**
Share in the authorized capital of the Issuer: none
Share of ordinary shares in the authorized capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Post taken in the management boards of the other legal entities:

Legal entity's name	Post
JSC "Energoteplocontrol" (Omsk)	Member of the Board of Directors
JSC "Northern Caucasia energy reparing	Member of the Board of Directors

company"	
JSC "Kuzbassetremont"	Member of the Board of Directors
JSC "Serovskaya TETS"	Member of the Board of Directors
JSC "Dzerzhinskaya TETS"	Member of the Board of Directors
JSC "Khakassetremont"	Member of the Board of Directors
JSC "Serovskaya GRES"	Deputy Chairman of the Board of Directors
JSC "Karacheyevo-Cherkesskenergo"	Member of the Board of Directors

Grekhov Andrey Nickolaevich – Member of the Board of Directors
Date of birth: ***1969***
Education: ***higher***
Experience for the last 5 years:
Period: ***2000 - 2001***
Institution: **JSC "Novosibirskenergo"**
Post: **Deputy financial director**

Period: ***2001 – 2002***
Institution: ***«Vimm-Bill-Dann Azia"***
Post: **Director on development**

Period: ***2002 – 2004***
Institution: ***«Vimm-Bill-Dann Azia"***
Post: **Executive Director of the plants belonging to JSC "Ufamolagroprom" (Ufa)**

Period: ***2004 – 2004***
Institution: **Financial expertise bureau**
Post: **Consultant on electroenergetic's areas**

Period: ***2004 – present time***
Institution: **JSC RAO "UES of Russia"**
Post: **Chief expert of the Department of market of the Centre on reforming management.**

Share in the authorized capital of the Issuer: none

Share of ordinary shares in the authorized capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Evseenkova Elena Vladimirovna – Member of the Board of Directors
Date of birth: ***1980***
Education: ***higher***
Experience for the last 5 years:
Period: ***2002 - 2003***
Institution: **JSC RAO "UES of Russia"**
Post: **First category Expert**

Period: *2003 – 2004*
Institution: **JSC RAO "UES of Russia**
Post: *Leading expert*

Period: *2004 – present time*
Institution: **JSC RAO "UES of Russia**
Post: **Chief of the Department on financial analysis and forming of the dividends of the Department on economic planning and financial supervision.**

Share in the authorized capital of the Issuer: **none**

Share of ordinary shares in the authorized capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Enters in the Board of Directors of the following legal entities:
- *JSC "Berezovskaya GRES";*
- *JSC "Orenburg heat generating company";*
- *JSC "Surgutskaya GRES-1"*

Eliseeva Irina Eduardovna – Member of the Board of Directors
Date of birth: ***1978***
Education: ***higher***
Experience for the last 5 years:
Period: ***1999 - 2002***
Institution: **ZAO "TransExpert"**
Post: **Legal adviser**

Period: *2002 – present time*
Institution: **Firm of attorneys №21 of the Bar "Moscow city Bar-1"**
Post: *Advocate.*

Share in the authorized capital of the Issuer: none

Share of ordinary shares in the authorized capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Post taken in the management boards of the other legal entities:

Date of post taking	Full company's name, postal address	Post
29.03.2004	JSC "Orlovskaya main-line network company" №2, ploshad Mira, Orel, 302030	Member of the Board of Directors

27.05.2005	JSC "Amurenergo" 28, Shevchenko str., Blagoveshensk, Amur region, Russian Federation, 675000	Member of the Board of Directors
03.06.2005	JSC "Energoservice" 5, Gubkin prospect, Omsk-35, Russia, 644035	Member of the Board of Directors
24.06.2005	JSC "Daltekhenergo" 8, Oktiabrskaya str., Vladivostok, Primorsky region, Russia	Member of the Board of Directors
10.06.2005	JSC "Yakut energy repairing company" 2, Krzhizhanovsky str., Yakutsk, (Yakutia), Sakha republic, RF, 677000	Member of the Board of Directors
10.06.2005	JSC "Neriungruennergoremont" 2, Krzhizhanovsky str., Yakutsk, (Yakutia), Sakha republic, RF, 677000	Member of the Board of Directors
23.05.2005	JSC "Khabarovsk repair-building company" 10-a, Uzlovaya str., Khabarovsk, Russia ,680015	Member of the Board of Directors
26.08.2004	JSC "Kirovenergosbyt" 90, Engels str., Kirov, Russia	Member of the Board of Directors
12.11.2004	JSC "Cheliabenergosbyt" 260/2, Russiysskaya str., Cheliabinsk, Russia, 454091	Member of the Board of Directors
25.02.2005	ZAO MSC "Health Center "Energetic" 37, Kuzbasskaya str., Kemerovo, 650099	Member of the Board of Directors
23.06.2005	JSC AC "Omskenergo" 10, Partizanskaya str., Omsk, Russian Federation, 644037	Member of the Board of Directors
23.03.2005	JSC "Specavtokhoziaystvo" 23, Profsoyuznaya str., Chita, Russian Federation, 672090	Member of the Board of Directors
10.06.2005	JSC "Guberovsky repair-mechanical plant" Pozharsky district, Primorsky region, v. Novostroika, 692010	Member of the Board of Directors

Kozhura Ruslan Viacheslavovich – Member of the Board of Directors
Date of birth: ***1963***
Education: ***higher***
Experience for the last 5 years:
Period: ***1999 – present time***
Institution: ***Firm of attorneys "Anis and Co." of the Bar 'Moscow city Bar "***
Post: ***Advocate***
Period: ***1999 – 2001***
Institution: ***International methodological association.***
Post: ***Senior research assistant, science secretary***
Period: ***2001 – present time***
Организация: Moscow ***Московский Physicotechnical Institute (State University).***
Post: **Senior law chair member**

Share in the authorized capital of the Issuer: none

Share of ordinary shares in the authorized capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Post taken in the management boards of the other legal entities:

Date of post taking	Full company's name	Post
29.03.2004	JSC "Orlovskaya sbytovaya company"	Member of the Board of Directors
23.03.2005	JSC "Production-repairing company" (Chita)	Member of the Board of Directors
02.06.2005	ZAO "LuTEC"	Member of the Board of Directors
02.06.2005	JSC "Dalenergo"	Member of the Board of Directors
10.06.2005	JSC "Sakhaenergo"	Member of the Board of Directors
23.05.2005	JSC "Khabarovsk production and repairing company"	Member of the Board of Directors
23.05.2005	JSC "Khabarovsk energotechnical company"	Member of the Board of Directors
12.11.2004	JSC "Cheliabinsk generating company"	Member of the Board of Directors
03.12.2004	JSC «TGC-14»	Member of the Board of Directors
03.06.2005	JSC "Engineering and construction company"	Member of the Board of Directors
29.04.2005	JSC "PRP-networks"	Member of the Board of Directors
24.06.2005	JSC "Dalenergosetproject"	Member of the Board of Directors
26.05.2005	JSC "Buriatsetremont"	Member of the Board of Directors

Mazikin Valentine Petrovich - member of the Board of Directors

Date of birth: **1945.**

Education: **higher**

Experience for the last 5 years

Period: 1998 - 2001.

Institution: Kemerovo regional administration

Post: First Deputy Governor of Kemerovo region for fuel and energy complex

Period: 2001 – present time.

Institution: Kemerovo rêgional administration

Post: First Deputy Governor of Kemerovo region

Share in the authorized capital of the Issuer: **none**

Share of ordinary shares in the authorized capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Platonov Vladimir Yurievich - member of the Boar of Directors

Date of birth: **1959.**

Education**: higher**

Experience for the last 5 years:

Period: 1998 – 2004

Institution: RAO "UES of Russia".

Post: Deputy Chairman of the Management Board – Head of economic security and regime Department

Period: **2004- present time**

Institution: **RAO "UES of Russia".**

Post: **Member of the Management Board**

Share in the authorized capital of the Issuer: none

Share of ordinary shares in the authorized capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Shulin Maxim Igorevich – Member of the Board of Directors

Date of birth: ***1978***

Education: ***higher***

Experience for the last 5 years:

Period: ***1999-2003***

Institution***: JSC «Sverdlovenergo"***

Post: deputy chief of the department on financial planning and procedure on debtor's payments.

Period: ***2003-2003***

Institution***: representative office "Uralenergo" of JSC RAO "UES of Russia"***

Post: Adviser on the Board of Director's work

Period: ***2003- present time***

Institution***: Fund "Institute of professional directors"***

Post: ***Adviser.***

Share in the authorized capital of the Issuer: none

Share of ordinary shares in the authorized capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Post taken in the management boards of the other legal entities:

Company	date of election	legal adviser	post
JSC "Altayenergo"	24.06.2005	16, P.S. Kulagin str., Barnaul, Altay region.	Member of the Board of Directors
JSC "Arkhenergo"	12.05.2005	3, Svobody str., Arkhngelsk, 163000	Member of the Board of Directors
JSC "Kirovenergo"	13.05.2005	51, Drelevsky str., Kirov, 610601	Member of the Board of Directors
JSC "Kurganenergo"	30.06.2005	40, Lenin str., Kurgan, 640000	Member of the Board of Directors
JSC "Omskenergo"	23.06.2005	10, Partizanskaya str., Omsk, 644037	Deputy Chairman of the Board of Directors
JSC "Permenergo"	01.06.2005	48, Komsomolsky prospects, Perm GSP, 614990	Member of the Board of Directors
JSC "Udmurtenergo"	31.05.2005	30, Sovetskaya str., Izhevsk, 426004	Member of the Board of Directors
JSC "Cheliabenergo"	26.06.2004	5, Revolutsia str., Cheliabinsk, 454000	Member of the Board of Directors
JSC "Votkinskaya GES"	15.06.2005	JSC "Votkinskaya GES", Chaikovsky, Perm region, 617761	Member of the Board of Directors
JSC "TGC-8"	21.03.2005	32, Krasnaya Naberezhnaya str., Astrakhan	Member of the Board of Directors
JSC "TGC-10"	28.03.2005	4, Universitetskaya str., Surgut, 628406	Member of the Board of Directors
JSC "Vladimirskaya generating company"	21.10.2004	108, B. Nizhegorodskaya str., Vladimir, 600016	Member of the Board of Directors
JSC "Voronezhskaya HEC"	20.05.2005	2, Arzamasskaya str., Voronezh, 394033	Member of the Board of Directors
JSC "Ivamnovskaya Holding energy company"	08.10.2004	9/21, Kalinin str., Ivanovo, 153326	Member of the Board of Directors
JSC "Main-line network company" (Moscow)	28.02.2005	8, Rauchskaya naberezhnaya, Moscow 115035	Member of the Board of Directors
JSC "Mariyskaya regional generating company"	17.08.2004	47, Krylov str., Yoshkar-Ola, 424000	Member of the Board of Directors
JSC "Mordovskaya main-line network company"	16.11.2004	50, Lenin prospect, Saransk, Mordovia republic	Member of the Board of Directors
JSC "Novgorodskaya energy supply company"	16.02.2005	111, B. Saint-Petersburg str., Veliky Novgorod, 173008	Deputy Chairman of the Board of Directors
OP "Verkhne-Mutnovskaya GeoES"	21.03.2005	60., Ac. Korolev str., Petropavlovsk-Kamchatsky	Member of the Board of Directors
JSC "Penzenskaya energy management company"	06.08.2004	1/2, Pushkin str., Penza, 440000,	Member of the Board of Directors
JSC "Permenergoremont"	17.11.2004	48, Komsomolsky prospect, Perm, 614990	Member of the

			Board of Directors
JSC "Priokrskaya territorial generating company"	15.02.2005	99, Timiriazev str., Tula, 300600	Member of the Board of Directors
JSC 'riazanskye main-line networks"	16.11.2004	39, Stroikov str., Riazan	Member of the Board of Directors
JSC" Sverdlov energy services company"	14.12.2004	38, Lenin prospect, Yekaterinburg, 620219	Member of the Board of Directors
JSC "Smolenskaya GRES"	16.11.2004	Smolenskaya GRES, Ozerny village, Dukhovshinsky district, Smolenks region, 216239	Member of the Board of Directors
JSC "Tambov generating company"	15.10.2004	23, Morshanskoye road, Tambov 392680	Member of the Board of Directors
JSC "Tver generating company"	13.10.2004	66, G. Dimitrov str., Tver, 170006	Member of the Board of Directors
JSC "Managing Compant Dagenergo" »	14.11.2004	73-a, Dakhadaev str., Makhachkala, Dagestan republic	Member of the Board of Directors
JSC "Yaroslavskaya supply company"	15.10.2004	42, Oktiabria prospect, Yaroslavl.	Member of the Board of Directors
JSC "Kirovenergospecremont"	26.01.2004	649, Luganskaya str., Kirov, 10044	Member of the Board of Directors
JSC "Magadanelectrosetremont"	02.04.2004	25. Rechnaya str., Magadan, 685000	Member of the Board of Directors
JSC "Neriungryenergoremont"	18.06.2005	Serevrianny Bor village, Neriungry, Neriungry region, Sakha republic (Yakutia), 678995	Member of the Board of Directors
JSC "Orenburgelectrosetremont"	18.05.2005	52, Stanislavsky str., Orsk, Orenburg region, 462411	Member of the Board of Directors
JSC "Permelectrosetremont"	29.04.2005	Permskaya GRES, Dobrianka, Perm region, 618740	Member of the Board of Directors
JSC "Permelectroset-remont"	04.06.2004	38, Geroy Khasana str., Perm, 614041	Member of the Board of Directors
JSC "Severenergoremont"	06.02.2004	5, Energetikov str., Sosnogorsk, Komi republic, 165000	Member of the Board of Directors
ZAO "SC "Privatenergostrakh"	20.05.2004	70, Komsomolsky prospect, Perm, 614039	Member of the Board of Directors
Ltd. "SB "Permenergo"	27.05.2004	48, Komsomolsky prospect, Perm, 614990	Member of the Board of Directors

Shumilov Alexandeer Alexandrovich – deputy Chairman of the Board of Directors
Date of birth: ***1967***
Education: ***higher***
Experience for the last 5 years:
Period: ***1999-2000***
Institution: ***Administration of N. Novgorod***
Post: **Assistant of the deputy Head of Administration, chief of the chamber of the deputy Head of Administration (leading municipal post of the 3rd group).**
Period: ***2000-2001***
Institution: ***LTD. "Firm Toner" (Novgorod)***
Post: ***Commercial Director***

Period: ***2001-2003***

Institution*: JSC "Nizhnovenergo"*
Post: **Deputy General Director on reforming and property.**

Period: ***2003- present time***
Institution: ***"MDM Group"/ ZAO "SUEC"/ ZAO"HC "SUEC / JSC "SUEC"***
Post: **Deputy Director of department on the strategy of energy complex of JSC "SUEC".**
Share in the authorized capital of the Issuer: none
Share of ordinary shares in the authorized capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**
Post taken in the management boards of the other legal entities:

Date of post taking	Full company's name	Post
march 2005	JSC "TGC-5" (4/4, Yakovlev str., Cheboksary, Chuvash republic)	Member of the Board of Directors
24.06.2005	JSC "Yakutenergo" (14, Fedor Popov str., Yakutsk, Sakha republic (Yakutia), 677000	Member of the Board of Directors
march 2005	JSC "UGC-6 (101, build.3, of.1209, Vernadsky prospect, Moscow, 119526)	Member of the Board of Directors
27.06.2005	JSC "Khabarovskenergo" (49, Frunze str., Khabarovsk, 680000)	Member of the Board of Directors
15.09.2005	JSC "Prokopievskenergo" (14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia)	Member of the Board of Directors
03.06.2004	JSC "Energoavtotrans"(6a, Novorossiyskaya str., Omsk, Russia, , 644022)	Member of the Board of Directors
29.04.2005	JSC "Production and repairing enterprise – Stations" (137, Kalinin str., Blagoveshensk, Amur region, JSC "Amurenergo"	Member of the Board of Directors
23.03.2005	JSC "Chitatechenergo" (23, Profsoyuznaya str., Chita, 672090)	Member of the Board of Directors
27.06.2005	JSC "PRP Primorenergoremont" (Luchegorsk village, Pozharsy district, Primorsky region, 692001 ZAO "LuTEC")	Member of the Board of Directors
November 2004	JSC "Tulaenergoremont" (101-a, Timiriazev str., Tula)	Member of the Board of Directors
29.03.2005	JSC "Orlovskaya generating company" (2, Mira ploshad, Orel, RF)	Member of the Board of Directors
26.08.2004	JSC «Management Company Kirovenergo" (51, Luganskaya str., Kirov, RF)	Member of the Board of Directors
12.11.2004	JSC "Cheliabinsk management power company" (5, Revolutsiy ploshad, Cheliabinsk, 454000)	Member of the Board of Directors
03.06.2005	JSC "Sotshera" (recreation department in the name of Strelnikov, Chernoluchie village, Omsk region, Russia, 644518)	Member of the Board of Directors

03.12.2004	JSC "TGC-14" (1, Lazo str., Chita, 627090, Russia)	Member of the Board of Directors
23.05.2005	JSC "Avtotransportenergo" (33, Krasnodarsky pereulok, Khabarovsk, 680067)	Member of the Board of Directors
24.06.2005	JSC «Dalenergotechcomplect" (19, Tigrovaya str., Vladivostok, Primorsky region, RF, 690600)	Member of the Board of Directors
25.05.2005	JSC "Altayelectroset" (2, Brilliantovaya str., Barnaul, 656037)	Member of the Board of Directors

Sole and corporate management bodies of the Issuer and authorities of the managing issuer.

The Sole executive body of the issuer also the members of the corporate executive body of the issuer:

Mikhailov Sergey Nickolaevich

Year of birth: ***1959***

Education: ***higher***

Experience for the last 5 years:

Period: ***1999 - 2000***

Institution: ***JSC "Kuzbassenergo"***

Post: ***External manager***

Period: ***2000 - 2000***

Institution: ***JSC "Kuzbassenergo"***

Post: ***Acting as General Director***

Period: ***2000 – present time***

Institution: ***JSC "Kuzbassenergo"***

Post: ***General Director***

Share in the authorized capital of the Issuer: none

Share of ordinary shares in the authorized capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Гребенников Алексей Антонович

Year of birth: ***1939***

Education: ***higher***

Experience for the last 5 years:

Period: 1998 – 2001

Institution: JSC "Kuzbassenergo"

Post: First Deputy General Director

Period: 2001 – present time

Institution: JSC "Kuzbassenergo"

Post: First Deputy General Director on general issues

Share in the authorized capital of the Issuer: **none**

Share of ordinary shares in the authorized capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Ivanov Boris Ivanovich

Year of birth: ***1960***

Education: ***higher***

Experience for the last 5 years:

Period: **1999 – present time**

Institution: **JSC "Kuzbassenergo"**

Post: **Deputy General Director for fuel supply.**

Share in the authorized capital of the Issuer: **none**

Share of ordinary shares in the authorized capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Erofeev Alexander Kuprianovich

Year of birth: ***1959***

Education: ***higher***

Experience for the last 5 years:

Period: **2000 - 2000.**

Institution: **JSC "Kuzbassenergo"**

Post: **Assistant of general director for accounts receivable**

Period: **2000 - 2001.**

Institution: **JSC "Kuzbassenergo"**

Post: **Deputy General Director for accounts receivable - Head of the marketing and investment planning department**

Period: **2001 - 2002.**

Institution: **JSC "Kuzbassenergo"**

Post: **Deputy General Director for accounts receivable and restructuring**

Period: **2002 – present time**

Institution: **JSC "Kuzbassenergo"**

Post: **Deputy General Director for corporate governance.**

Share in the authorized capital of the Issuer: **none**

Share of ordinary shares in the authorized capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Lavrov Alexander Mikhailovich

Year of birth: ***1950***

Education:***higher, Doctor of Economics, Corresponding Member of West-Siberian Department o f Academy.***

Experience for the last 5 years:

Period: ***1997-2001***

Institution: ***Kemerovo regional Administration***

Post: ***Deputy Governor on economy and finance***

Period: ***2001-2002***

Institution: ***Representative office of LTD. "Elke Trading", Kemerovo***

Post: ***General manager on projects in the Kuzbass***

Period: ***2002-2004***

Institution: ***Kemerovo State University***

Post: ***Head of the marketing chair.***

Period: ***2004 – present time***

Institution: ***JSC "Kuzbassenergo"***

Post: ***Deputy General Director on finance and economic***

Share in the authorized capital of the Issuer: none

Share of ordinary shares in the authorized capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Petrov Leonid Prokhorovich

Year of birth : ***1961***

Education: ***higher***

Experience for the last 5 years:

Period: ***1998-2004***

Institution: ***"Energosbyt" subsidiary of JSC "Kuzbassenergo"***

Post: ***Deputy Director .***

Period: ***2004 – present time***

Institution: ***JSC "Kuzbassenergo"***

Post***: Deputy General Director on supply, Director of the subsidiary "Energosbyt" .***

Share in the authorized capital of the Issuer: none

Share of ordinary shares in the authorized capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Gretsinger Yury Alexandrovich
Year of birth: ***1953***
Education: ***higher***
Experience for the last 5 years:
Period: ***1998 – 2004***
Institution: ***JSC "Kuzbassenergo"***
Post: ***deputy General Director on capital construction***

Period: ***2004 – present time***
Institution: ***JSC "Kuzbassenergo"***
Post: ***deputy General Director on production, Technical Director***
Share in the authorized capital of the Issuer: **none**
Share of ordinary shares in the authorized capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Mikhailov Sergey Nickolaevich is the Sole executive body of the issuer

5.3. Information about the amount of remuneration, benefits and/or compensation of expenses of each management body of the issuer

In accordance with Regulations on payment of compensation and remuneration to the members of the Board of Directors approved by the general meeting of shareholders of the Company, dd. 02.06.2003, remuneration to the members of the Board of Directors shall be paid in the following order:

1. for participation at the meeting of the Board of Directors (whether the form) to the member of the Board of Directors of the company in sum of five times over minimal month rate of employer of 1st grade, fixed by branch tariff agreement for the day of the meeting of the Board of Directors holding .
2. If the general meeting of shareholders approved a decision on dividend payment on the ordinary shares of the company over the results of financial year (or over results of the 1st quarter/ half year/ nine months) to the member of the board of Directors shall be paid a remuneration, which sum shall be calculated according to amount of declared by the company dividends on ordinary shares and quantity of meetings where the member of the Board of Directors took part.

   Remuneration's amount paid to the Chairman of the Board of Directors shall be increased to 50%.

   Besides, all travel expenses shall be paid as compensation to the member of the Board of Directors.

   During the year 2005, remuneration in sum of 5 135 482 (five millions one hundred thirty five thousands four hundred eighty two) roubles was paid to the members of the Board of Directors.

Income of members of the Management Board is formed from the income of the stuff employees of JSC "Kuzbassenergo", also remuneration defined according to the labor contract concluded with the member of the Management Board. Labor contract in accordance with the "Resolution on the Management Board of the Kuzbass open joint stock company of energy and electrification" approved

by the general meeting of shareholders of JSC "Kuzbassenergo" dd. 21.06.2002 on behalf of the Company shall be signed by the Chairman of the Board of Directors or by the person authorized by the Board of Directors of the Company.

Provisions of the labor contact shall be defined by the Board of Directors or by the person authorized by the Board of Directors of the Company to subscribe the labor contract.

Monthly remuneration equal to 10% of the official salary shall be paid to the member of the Management Board.

Remuneration's amount shall be increased by the actual growth of the consumer's costs rate in accordance with the sectoral tariff agreement.

Member of the Management Board may be additionally encouraged in the order and on the terms approved by the Board of Directors of the Company.

Over the results of the year 2005 the amount of income paid to the members of the Management Board of Director (except for income of the General Director) s was 22 237 355 (twenty two millions two hundred thirty seven thousands three hundred fifty five) rubles where their remuneration's sum was 640 287 (six hundred forty thousands two hundred eighty seven) rubles.

5.4. Information about the structure and capacity of the units of control over the issuer's financial and economic activities

To exercise control over financial and economic activities of the Company the General meeting of shareholders elects the Revision Committee of the Company.

The number of members of Revision Committee is 5 (five) persons.

The competence of the Revision Committee of the Company (according the art. 22 "Revision committee and the Company's Auditor" of the Articles of Association of JSC "Kuzbassenergo" is the following:

- *endorsement of data adequacy contained in the annual report, accounting report, profits and losses account of the Company;*
- *analysis of financial situation of the Company, reveal of the Company's financial situation improvement reserve and recommendations for the Management Bodies of the Company;*
- *control and analysis of adequacy and completeness of the Company's auditor review;*
- *supervision (revision) of financial and economic activity of the Company, i.e.:*
- *supervision (revision) of financial, accounting, payment and account documents of the Company concerning the Company's financial and economic activity in order to check out its compliance with the RF legislation, with Articles of Association, internal and other documents of the Company;*
- *control of the safety and using of the fixed assets;*
- *control of the compliance of the fixed order of debt amortization of insolvent debtors on the Company's losses;*
- *control of the Company's cash assets outlay in accordance with the fixed business-plan and budget of the Company;*
- *control of forming and using of the reserve and other special funds of the Company;*
- *check-out of accuracy and timeliness of the Company's share dividends to be charged and paid, also the bonds interests and other securities profit;*
- *check-out of execution of the earlier issued orders to eliminate violations and defects revealed by the previous check-out (revisions);*
- *approval of the data adequacy and completeness on the interest (absence of interest) of member of the Board of Director, also the person executing the Sole executive Body authorities including the management company or a manager, member of the Management Board in transactions provided by the art. XI of Federal Law "On Joint Stock Companies";*

- *other activities (actions)concerning the check-out of financial and economic activity of the Company;*

Provision on the Revision Committee of JSC "Kuzbassenergo" approved by the General meeting of shareholders of the Company 21.06.2002 is in force in the Company.

Department on control and analysis and Service on economic and informational security and procedures are the apparatus of the executive body of the Company exercising internal control

Department on control and analysis carries out the supervision according to the annual schedule of the complex check-out execution approved by the general Director; but the annual plan for the Service on economic and informational security and procedures is subject to approval of the deputy general director on security.

Deputy general director in corporate governance and deputy director on security of issues exercise the plan fulfillment supervision.

Furthermore the Financial department, Legal department and if necessary engineering and other services participate in the process of supervision.

Department on internal auditing was established in 1995. Отдел внутреннего аудита создан в 1995 году. The number of members of this department is 5 (five) persons, with its chief Mrs. Laritskaya Tatiana Dmitrievna: year of birth 1955, education –higher, has a certificate of professional auditor.

Principal functions of the Department on internal audit:

- *organizing and spending of the complex and target check-outs of financial and economic activity of the company's subsidiaries and affiliated companies;*
- *control over the subsidiaries revision committee's activity;*
- *appraisal of internal audit efficiency and procedure, elaboration and appraisal of the control procedures spent by subsidiaries, also by organization departments of the Company;*
- *checking-out of the legislation compliance to the company's internal normative documents; also requirements on the accounts policy and execution of decisions and resolutions of the management bodies and the management of the Company;*
- *checking-out of the Company's property availability, condition and safety;*
- *analysis of the information received as a result of checks, development and submitting in accordance with established procedure to the management bodies of the Company of the reports on the results of checks, also proposals on elimination of the revealed violations and defaults, recommendations on determination of efficiency of Company's financial investments in the authorized capitals of enterprises and institutions;*
- *target checking- out aimed to define efficiency of the company's financial investments in the authorized capitals of enterprises and institutions;*
- *analysis of financial and economic situation of SDC aimed to evaluate the subsidiary's activities results to make management decisions;*
- *organization of a competitive selection of the auditing firms to conduct the external audit of the subsidiaries;*
- *cooperation with external auditors in of financial and economic activity of the subsidiaries checking-out, examination of the external auditor's reports and submitting of proposals to the management bodies of the Company on safety and expediency of this auditing firm services using;*
- *auditor's activity methodology perfection;*
- *participation in drawing-up of the annual production and technical-economic report of the Company;*
- *preparation of information on the results the spent check-outs to the balance committee etc.*

Chief Accountant of the Company cooperates with the external auditor.

5.5. Information about the persons involved in the units of control over the issuer's financial and economic activities

Personnel composition of the Revision Committee:

Rudnev Dmitry Andreevich

Education: ***higher***

Experience: present time

Institution: **JSC RAO "UES of Russia"**

Post: ***Principal specialist of Department on business planning of the Corporate Center***

Share in the authorized capital of the Issuer: none

Share of ordinary shares in the authorized capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities, with members of the Board of Directors of the issuer, members of the Corporate executive body of the issuer, person acting as the Sole Executive body: **none**

Smirnova Elena Evgenievna

Year of birth: ***1976***

Education: ***higher professional***

Experience for the last 5 years:

Period: ***1999 - 2001***

Institution: ***Ltd. "Avicom A"***

Post: ***deputy chief accountant, financial controller***

Period: ***2001 – 2003***

Institution: ***Representative office "Centerenergo" of JSC RAO "UES of Russia"***

Post: Adviser on revision committee's activity

Period: ***2003-2004***

Institution: ***ZAO "Transservicenergo"***

Post: ***Deputy General director on economics***

Period: 2004 - present time

Institution: ***JSC RAO "UES of Russia"***

Post: ***Chief of department of Business-unit №2 on revision committee's activity***

Share in the authorized capital of the Issuer: none

Share of ordinary shares in the authorized capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities, with members of the Board of Directors of the issuer, members of the Corporate executive body of the issuer, person acting as the Sole Executive body: **none**

Dolgopol Olga Semenovna –Chairman of Revision Committee

Year of birth: ***1948***

Education: ***higher***

Experience for the last 5 years:

Период: ***1997- present time***

Организация: ***JSC RAO 'UES of Russia".***

Post: ***Leading specialist, deputy chief of department; chief of department of financial audit of Corporate Center of JSC RAO 'UES of Russia".***

Share in the authorized capital of the Issuer: none

Share of ordinary shares in the authorized capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities, with members of the Board of Directors of the issuer, members of the Corporate executive body of the issuer, person acting as the Sole Executive body: **none**

Blagoveshenskaya Larisa Valentinovna

Education: ***higher***

Experience for the last 5 years:

Period: ***present time***

Institution: ***JSC RAO 'UES of Russia".***

Post: ***Chief of section of department on economic planning and financial control of the Business Unit - № 2***

Share in the authorized capital of the Issuer: none

Share of ordinary shares in the authorized capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities, with members of the Board of Directors of the issuer, members of the Corporate executive body of the issuer, person acting as the Sole Executive body: **none**

Laritskaya Tatiana Dmitrievna

Year of birth: ***1955***

Education: ***higher professional***

Experience for the last 5 years:

Period: ***2000 – present time***

Institution: ***JSC "Kuzbassenergo"***

Post: ***Chief of department on internal audit and analysis of the Department on control and analysis***

Share in the authorized capital of the Issuer: **none**

Share of ordinary shares in the authorized capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities, with members of the Board of Directors of the issuer, members of the Corporate executive body of the issuer, person acting as the Sole Executive body: **none**

5.6. Information about the amount of remuneration, benefits and /or compensation of expenses of the body of control over the issuer's financial and economic activities

Remuneration and compensation to the members of Revision Committee are paid in accordance with Regulation in force on payments of remuneration and compensation to the members of Revision

Committee of the Company, approved by annual general meeting of shareholders of the Company, (minutes №10, dd. 21.06.2002.

Total sum of remuneration amounts RUR 1 652 108 (one million six hundred fifty two thousands one hundred eight rubles) , and of compensations RUR 461 906 (four hundred sixty one nine hundred six rubles) was paid to the members of Revision Committee in the year 2005.

5.7. Information about the number and summary data on education and composition of the issuer's personnel (employees) and about the turnover of the issuer's personnel (employees)

Information is not available.

5.8. Information about any obligations of the issuer to its personnel (employees) related to the possibility of their participation in the issuer's authorized (pooled) capital (unit trust)

There are no agreement or obligations of the Issuer related to the possibility of the Issuer's employees' (workers')
participation in its authorized (share) capital (unit trust). The possibility of offering the Issuer's employees (workers) the Issuer's options is not provided for.

VI. Information about the issuer's participants (shareholders) and the deals made by the issuer, in which it had an interest

6.1. Information about the total number of shareholders (participants) of the issuer.

The total number of the Issuer's shareholders as of the date of the end of the reporting quarter by 31 of December 2005: 1626

8 of them are the nominal holders:

1. ***ZAO "Raiffaizedbank Austria" ;***
2. ***ZAO "Depository and Clearing Company";***
3. ***"ING BANK "UERASIA) ZAO (Closed joint stock company);***
4. ***Non commercial partnership "National depository center";***
5. ***Closed Joint Stock Company commercial bank "Citybank";***
6. ***Ltd. "Depository and corporate technologies" ;***
7. ***ZAO "International Moscow Bank";***
8. ***Closed Joint Stock Company "UBS Nominees"***

6.2. Information about the issuer's participants (shareholders) owning at least 5 percent of its authorized (pooled) capital (unit trust), or at least 5 percent of its ordinary shares; information about the participants (shareholders) of such entities owning at least 20 percent of their authorized (pooled) capital (unit trust) or at least 20 percent of their ordinary shares

Full company name and abbreviation: **Limited liability company *"Depository and corporate technologies", Ltd. Depository and corporate technologies"(nominal holder)***
Location: 17 , build. 1, Ramenky str., Moscow
Share in the issuer's authorized capital: ***49 %***

Shareholders (participants) owning at least 20 percent of the authorized capital of the issuer's shareholder (participant):
Full company name and abbreviation: ***Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Location: ***7, Kitaigorodsky prospect, Moscow, Russia***
Taxpayer Identification Number: ***7705018828***

Share in the issuer's authorized capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %.***

Full company name and abbreviation: ***Closed Joint Stock Company "Raiffaizedbank Austria" ZAO "Raiffaizedbank Austria" (nominal holder)***
Location: ***17, stroienie 1, Troitskaya str., Moscow, RF, 129090***
Share in the issuer's authorized capital: ***43,47 %***

Shareholders (participants) owning at least 20 percent of the authorized capital of the issuer's shareholder (participant):

Full company name and abbreviation: Joint Stock Company "Siberian Coal and Energy Company", ***JSC "SUEC"***
Location: ***7, stroieniye 22, Derbenevskaya naberezhnaya, Moscow, 115114***
Taxpayer Identification Number: ***7708129854***
Share in the issuer's authorized capital: ***43,47%.***
Share of the issuer's ordinary shares: ***43,47 %.***

6.3. Information about the share of the government or municipal authority in the issuer's authorized (pooled) capital (unit trust), existence of a special right ("golden share")

The share of the government or municipal authority in the issuer's authorized capital:

Legal form: ***RF subjects***
Share: ***0.000016 %***
Share holding's manager: ***Kemerovo regional Committee on the state property management***
Location: ***58, Sovietsky prospect, Kemerovo, 650099***
Пакет акций эмитента, закрепленный в государственной (муниципальной) собственности:
такой доли нет.
Existence of a special right for participation of Russian Federation, subjects of Russian Federation, municipal institutions in the issuer's management of ("golden share"): none

6.4. Information about restrictions for participation in the issuer's chartered (pooled) capital (unit trust)
Restriction of the number of shares in possession of one shareholder, and /or their total nominal value, and/or maximum number of votes granted to one shareholder, are not stipulated by the Issuer's Articles of Association.
The legislation of the Russian Federation or other regulatory acts of the Russian Federation do not provide for restrictions for the participation of foreign entities in the issuer's authorized capital.
There are no other restrictions related to participation in the issuer's authorized capital.

6.5. Information about the changes in the composition and shares of the issuer's shareholders (participants), owning at least 5 percent of its authorized (pooled) capital (unit trust) or at least 5 percent of its ordinary shares

The list as for the date of September, 14 2000:

Full company name and abbreviation: ***Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's authorized capital: ***49 %***

Share of the issuer's ordinary shares: *49 %*
Full company name and abbreviation: ***THE BANK OF NEW YORK INTERNATIONAL NOMINEES***
Share in the issuer's authorized capital: ***13,12 %***
Share of the issuer's ordinary shares: ***13,12 %***
Full company name and abbreviation: ***VANGUARD INTERNATIONAL***
Share in the issuer's authorized capital: ***8,28 %***
Share of the issuer's ordinary shares: ***8,28 %.***

The list as for the date of 23.04.2001:

Full company name and abbreviation: ***Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's authorized capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %***
Full company name and abbreviation: ***THE BANK OF NEW YORK INTERNATIONAL NOMINEES***
Share in the issuer's authorized capital: ***8,85 %***
Share of the issuer's ordinary shares: ***8,85 %***

Full company name and abbreviation: ***Renaissance Nominees (Cyprus) Limited***
Share in the issuer's authorized capital: ***18,96 %***
Share of the issuer's ordinary shares: ***18,96 %.***

The list as for the date of February, 25, 2002:

Full company name and abbreviation: ***Renaissance Nominees (Cyprus) Limited***
Share in the issuer's authorized capital: ***12,87 %***
Share of the issuer's ordinary shares: ***12,87 %***

Full company name and abbreviation: ***Renaissance Securities (Cyprus) Limited***
Share in the issuer's authorized capital: ***7,42 %***
Share of the issuer's ordinary shares: ***7,42 %***

Full company name and abbreviation: ***Мастилл Энтерпрайзиз Лимитед***
Share in the issuer's authorized capital: ***6,24 %***
Share of the issuer's ordinary shares: ***6,24 %***

Full company name and abbreviation: ***THE BANK OF NEW YORK INTERNATIONAL NOMINEES***
Share in the issuer's authorized capital: ***7,17 %***
Share of the issuer's ordinary shares: ***7,17 %***

Full company name and abbreviation: ***Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's authorized capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %.***

The list as for the date of 8 .05.2002:
Full company name and abbreviation: ***Renaissance Nominees (Cyprus) Limited***
Share in the issuer's authorized capital: ***15,06 %***
Share of the issuer's ordinary shares ***: 15,06 %***

Full company name and abbreviation: ***Trans - Siberian Electricity Company Limited***
Share in the issuer's authorized capital: ***15,00 %***
Share of the issuer's ordinary shares: ***15,00 %***

Full company name and abbreviation: ***Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's authorized capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %***

The list as for the date of 18 .04. 2003:
Full company name and abbreviation: ***BODMIN INVESTMENTS LIMITED***
Share in the issuer's authorized capital: ***19,36 %***
Share of the issuer's ordinary shares: ***19,36 %***

Full company name and abbreviation: ***PLANETARY ALIGNMENT LTD.***
Share in the issuer's authorized capital: ***15 %***
Share of the issuer's ordinary shares: ***15 %***

Full company name and abbreviation: ***Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's authorized capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %.***

The list as for the date of **7 .05. 2004:**

Full company name and abbreviation: ***BODMIN INVESTMENTS LIMITED***
Share in the issuer's authorized capital: ***14,45 %***
Share of the issuer's ordinary shares: ***14,45 %***

Full company name and abbreviation: ***PLANETARY ALIGNMENT LTD.***
Share in the issuer's authorized capital: ***17,61 %***
Share of the issuer's ordinary shares: ***17,61 %***

Full company name and abbreviation: ***Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's authorized capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %.***

The list as for the date of **13 .05.2005:**

Full company name and abbreviation: ***Joint Stock Company "Siberian Coal and Energy Company" JSC "SUEC".***
Share in the issuer's authorized capital: ***43,44 %***
Share of the issuer's ordinary shares: ***43,44 %***

Full company name and abbreviation: ***Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's authorized capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %.***

The list as for the date of **14 .11. 2005:**

Full company name and abbreviation: ***Joint Stock Company "Siberian Coal and Energy Company" JSC "SUEC".***
Share in the issuer's authorized capital: ***43,48 %***
Share of the issuer's ordinary shares: ***43,48 %***

Full company name and abbreviation: ***Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's authorized capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %.***

6.6. Information about the deals made by the issuer, in which it had an interest

The Board of Directors by its decision (minutes №9/11 ,dd 9.12.2005) approved conclusion of the contract on repair and maintenance services between JSC "Kuzbassenergo" and Ltd. "FSC UES" which is the deal in which it had an interest.

Contract' price: the price of the contract's services amounts RUR 121 977 000 (One hundred one million nine hundred seventy seven thousand rubles).

In the reporting quarter regulatory bodies of the issuer did not approve any deals which cost is 5% and more percents of the balance value of assets in which the issuer had an interest.

6.7. Information about the amount of accounts receivable

In the present accounting period such information is not provided.

VII. The Issuer's accounting reports and other financial information

7.1. The issuer's annual accounting reports

Annual accounting report for the year 2004 was shown in the composition of quarterly report of the issuer for the I quarter 2005.

7.2 The issuer's quarterly accounting reports for the last completed financial quarter

In the present accounting period such information is not provided.

7.3. The issuer's consolidated accounting reports for the last completed financial year (consolidated balance sheet)

Consolidated accounting reports of the issuer for the year 2004 was shown in the quarterly report for the II quarter 2005.

Consolidated financial report for the year 2004 composed in accordance with International Standards of financial report was shown in the quarterly report for the II quarter 2005.

7.4. Information about the issuer's accounting policy

Basic provisions of the company's accounting policy in 2005

1. Basic provisions

1.1. These Provisions apply to JSC "Kuzbassenergo", its subsidiaries and representative office.
1.2. Accounting and tax keeping in the executive apparatus of the Company, in subsidiaries and in the representative office is carried out by accounting services headed by the chief accountant.

Subsidiaries and representative office shall present to the executive body of the Company incompleted accounts subject to further balancing and processing, also calculation of the separate taxes to submitting to the higher echelons and taxation bodies

Subsidiaries and affiliated joint stock companies shall to keep accounting singly, also to make up balances and other accountings reports, to pay tax and fees in accordance with law in force.

2.Accounting policy of the Company based on admissions applied in accounting keeping and reporting (par. 6 of PBU 1/98, Order of MF RF dd. 9.12.1998 №60n):

- *Property isolation;*
- *Continuity of the Company's activity;*
- *Sequence of accounting policy applying;*
- *Temporary determinacy of factors of economic activity;*

3. Ways of accounting keeping chosen by the Company under accounting policy forming must be apply by all subsidiaries and representative offices independently from their location.

4. Manager and Chief accountant of the Company, also managers and chief accountants of subsidiaries and representative office must adhere:

4.1.In organizing and bookkeeping, making and submitting of accounting reports shall be maintained the principle requirements of accounting policy: completeness, timeliness, discretion, priority of the contents, consistency and rationality (p. 7 PBU 1/98).

4.2. Accounting of property, liabilities and business transactions shall be carried out on the related accounts of accounting included in the approved Unified working plan of the accounting accounts of the Company (Appendix № 2 to this present Provisions), developed on the ground of the approved Order of the Ministry of Finance of Russian Federation dd. 31.10.2000 №94n "Plan of accounts of the accounting pf financial and economic activity of the company" including the software functionality used in the company.

4.3. Accounting of property (except for the fixed assets), liabilities and business transactions is carried out in RUR including kopecks without rounding-off. Fixed assets shall be accounted in rubles. Amounts difference of such rounding-off shall be added to the account 91 "Other profits and losses" in composition of unrealized profits (losses).

4. 4. Documentation of business transactions, their reflection in the registers of accounting shall be carried out strictly on time without any omissions and withdrawals according to the Provisions on documents and documents circulation in book keeping (Order №105 dd. 29.07.83 of the MF of USSR), on the ground of schedules of accounting document circulation.

Input forms of accounting registers (ledger, order-books, payment and losses statements etc.) created by means of computer engineering are printed every month and subscribed by the executive and chief accountant (or by the deputy person).Chief accountant bears responsibility for information safety (on paper and on computer carriers).

4.5. Primary accounting documents are accepted to the account if they are made under the form contained in albums of unified forms of the primary accounting documentation. Documents, which form it is not stipulated in these albums, should contain the following obligatory essential elements

- *name of document;*
- *date of document drawing up*
- *name of institution who has drew up the document;*
- *contents of business transaction;*
- *gauges of business transactions in natural and monetary terms;*
- *name of authorities responsible for business transactions and its drawing up validity;*
- *personal signatures of the aforementioned persons and their full names.*

Suggested forms of the singly developed documents are in the Appendix 2.

With a view to simplify initial information and to get information in full volume on working time using and salary charging I approve and allow to use the table of new model that is modification of the forms № T-12 and T-13 (Appendix №2 of these present Provisions).

4.6. Documents circulation's rules of Company aimed to book keeping and reporting shall be regulated by the documents circulation's schedule approved in the executive body, also in subsidiaries and affiliated companies. Documents circulation's schedule fixes terms the initial accounting and other documents to be rendered to the Accounting of the Company.

4.7. Terms and volume of accounting reports of the Company subject to rendering to the corresponding State supervisory bodies are not fixed by the schedule of the document circulation, but are under supervision of legislation in force.

Terms and volumes of accounting reports subject to granting to the executive body by the subsidiaries and affiliated companies shall be fixed by Chief Accountant of the Company.

4.8. Annual accounting reports of the Company shall be examined and approved by the general meeting of shareholders, also shall be rendered in accordance with terms and addresses provided by the art. 15 of Federal Law №129-FZ dd.21.11.1996 "On accounting" (edition dd. 30.06.2003).

4.9. Directors of the Company have power to sign the initial accounting documents in accordance with regulatory documents of the Company. Directors of subsidiaries, representative offices and departments have power to sign the initial documents under their power of attorneys issued by the Company or under regulatory documents of the Company if it follows from their functions execution.

4.10.Documents used to form business transactions with monetary funds (on accounts and in cash of the company) shall be signed by the general director of by chief accountant, also may be signed by their deputies on corresponding items or by authorized persons (in subsidiaries – by directors and by chief accountants, and/or by persons authorized by the regulatory documentation).

4.11. Contents of the registers of accounting, tax and internal accounting reporting are the commercial classified information.

Persons who have gained access to the information contained in the accounting registers and in the internal accounting reports have to keep commercial classified information. They bear responsibility prescribed by the legislation of Russian Federation for disclosure of information.

4.12. Chief accountants of subsidiaries and of representative office in accordance with Federal Law on accounting and reporting in RF, exercise supervision of the operation's reflection, submitting of operative information, accounting reports drawing up in accordance with the fixed terms, exercising (together with other bodies) of analyses of financial on matters concerned accounting arrangement, reports drawing and tax payment, order and methods of supervision.

4.13. Directors and chief accountants of subsidiaries and representative office are responsible for accounting and tax arrangement and keeping, also conformity of business transactions to the legislation in force (art. 6 of the Federal Law On accounting).

5. Book keeping methods

5.1.Fixed assets accounting

5.1.1. Fixed assets in particular the part of the Company property agreeable to the standards of par. 4 of PBU 6/01 "Fixed assets accounting" (Order of MF RF №26n dd. 30.03.2001 (ed. 18.05.2002), also

to methodological recommendations on fixed assets accounting (Order of MF RF №91n dd.13.10.2003) are as follows:

- *buildings;*
- *constructions;;*
- *working and power machines and equipment;*
- *measuring and adjustment devices and equipment;*
- *computer techniques;*
- *transport;*
- *instruments;*
- *production and household equipment and items;*
- *plough, productive and pedigree cattle;*
- *perennial plantations;*
- *interfarm roads;*
- *other fixed assets;*
- *capital investments on radical improvement of the grounds;*
- *capital investments in the rented objects of the fixed assets;*
- *lands, plots, objects of nature management (being in the property of the company).*

To define composition and classification of the fixed assets it's necessary to guide the All-Russian classifier of fixed assets (OK-013-94) approved by Resolution of the State Committee of RF on standards, metrology and certification dd. 26.12.94 №359.

Drawing up of acceptance of the fixed assets in the composition of the Company is under authority of acceptance committees created:

- *in the executive apparatus by the Order "On acceptance's order of the fixed assets to the balance in the executive apparatus of JSC 'Kuzbassenergo" dd. 30.12.2003 №711;*
- *in the subsidiaries – by the same Orders.*

Fixed assets acquired with a purpose to further sale shall be accounted on the account 41 'Goods".

5.1.2. Inventory object shall be regarded as a unit of accounting of the fixed assets that is the object with all adjustments and accessories or separate constructively detached object subject to some single functions fulfillment, or separate complex of constructively jointed objects as an integration subject to the defined work fulfillment (par. 6 PBU 6/01 of Provisions on accounting "Fixed assets accounting" (Order of MF RF №26n dd.30.03.2001).

Inventory cost of the fixed asset's objects, i.e. computers shall be determined as a sum of the price of all devices (system block, monitor, printer, keyboard, mouse etc.) subject to work. Components and peripherals devices purchased as a change of the worn out shall be accounted as spare parts on the corresponding sub account of the account 10 "Materials".

5.2. Fixed assets valuation's ways

5.2.on acceptance to accounting objects of the fixed assets are valuated by the next ways:

a) purchase of the fixed assets for a payment - at a rate of actual expenses of the company for the purchase, defined according to par. 8 PBU 6/01 " the Fixed assets accounting " and gathered preliminary on the account 08 " Investments in non circulating assets ", the sub account " Purchase of separate objects of the fixed assets ";

b) construction of the fixed assets by the contract organizations and own-account construction - at a rate of actual expenses for the finished and putted out capital construction according to Provisions on accounting of long-term investments, authorized by the Order of MF of Russian Federation dd. 30, 12. 1993 № 160, gathered preliminary on the account

08 " Investments in non-circulating assets " by one object the subaccount " Construction of separate objects of the fixed assets ";

b) earning of the fixed assets as investments in the authorized (cumulative) capital – in monetary valuation approved by the incorporators (participants) if otherwise is not stipulated by the legislation of the Russian Federation (par. 9 PBU 6/01). The note in the debit of account 08 "Investments in non-circulating assets", subaccount "Acquisition of separate objects of the fixed assets" in the correspondence with an account 75 "Payments with incorporators" is necessary. On the debit of account 08 "Investments in non-circulating assets", subaccount "Acquisition of separate objects of the fixed assets" expenses (including transport and other delivery works) concerned the fixed assets earnings in the authorized capital shall be reflected;

d) gratuitous acquisition of the fixed assets from the legal entities and natural persons also on posting of the fixed assets revealed as surplus over the results of privatization at the market price as for the date of posting. On gratuities acquisition the note in the debit of account 08 "Investments in non-circulating assets", subaccount "Acquisition of separate objects of the fixed assets" from the credit of the account 98 "Further incomes" is made according to corresponding analytics.

On the debit of account 08 "Investments in non-circulating assets " the subaccount " Acquisition of separate objects of the fixed assets " the expenses (including transport and other delivery works, registration fees and other expenses) concerned the gratuitous receipt of the fixed assets also are reflected. In process of amortization charge at the gratuitously acquired fixed assets, simultaneously, at a rate of charged amortization, records on the debit of account 98 " Further Incomes " according to corresponding analytics and to the credit of account 91 " Other profits and losses" in the composition of extraordinary incomes are made;

On surplus posting over results of inventory the record on the debit of account 01 "Fixed assets" from the credit of account 91 "Other profits and losses" is made.

Not accounted real estate revealed in the process of inventory shall be charged in the composition of the fixed assets after the documents submittal to the State registration.

Information on prices in force as for a date of accounting acceptance shall be approved by the documents or by way of expertise (par. 29 Methodical recommendations on the fixed assets accounting (Order of MF RF №91n dd. 13.10.2003).

e) acquisition of the fixed assets under the contracts providing execution of liabilities (payment) by nonmonetary assets at the cost of values transferred or subject to transfer to the Company according to the price which in comparable circumstances the Company usually determines cost of the similar values (par. 11 PBU 6/01);

f) Contract value shall be recognized as the value of the fixed assets acquired under exchange contracts which fixes the contract value of the exchange property;

5.2.2.Expenses on loans and credits (interests etc.) due to the fixed assets acquisition shall be included in the initial value of the fixed assets in accordance with par. 23, 31 of Accounting Provisions "Accounting of loans and credits, also their performance expenses" PBU 15/01 (Order of MF №60n dd.2.09.2001).

5.2.3Expenses (profits) on acquisition of the objects of the fixed assets arisen after its acceptance to accounting (cost and price difference, nonreimbursable taxes etc.) shall be accounted on the account

91 "Other profits and losses" in composition of extraordinary expenses (incomes) according to the corresponding analytics.

5.2.4.Changes in initial cost of the fixed assets shall be only in cases of completion, after equipment, reconstruction and modernization, partial liquidation and revaluation of the fixed assets.

5.2.5. Complex and partial revaluation of groups of similar objects of the fixed assets over the current (replacement cost) by way of indexation or direct converting according to documentary approved market costs is carried out one a year (as for the 1 January of the reporting year) on the ground of the single Order to the Company, and further is carried out regularly (one time in three year.
Revaluation sum of the fixed asset's object resulted to revaluation shall be charged on the account 83"additional capital" in amount charged minus its discount fulfilled the previous reporting periods and transferred to the account of profits and losses as operational expenses.
Revaluation sum of the fixed asset's object equal to the sum of its discount fulfilled the last previous periods and transferred to the account of profits and losses as expenses shall be transferred to account 91 "Other profits and losses" in composition of operational profits.

Discount sum of the object of the fixed assets shall be referred to the additional capital decreasing composed due to revaluation's sum of this object in the previous reporting periods (par. 15 PBU 6/01, ed. 18.05.2002). Excess of the discount sum of the object of the fixed assets over the sum of its discount related to the additional capital resulted the revaluation spent the previous periods shall be referred to the account 84 "Non distributed profits (uncovered loss)".

5.2.6. Sum of revaluation (discount) arose from revaluation of the fixed assets of the subsidiaries shall be transferred to the executive body of the Company on debit (credit) of account 79 "Intraeconomic payments" on subaccount " Payments on allotted property".

5.2.7. If the object of the fixed assets withdrew the sum of its revaluation shall be transferred from the account 83 "additional capital" to the account 84 "Non distributed profits (uncovered loss)" in composition of profit of the reporting period (par. 15 PBU 6/01, ed. 18.05.2002).

5.2.8. Valuation of the fixed asset's object which cost under acquisition is expressed in foreign exchange shall be realized by way of the sum conversion according to the rate in force of Central Bank of Russia by the date of the object charge to account 01 "Fixed assets".
Furthermore the rate difference shall be accounted on debit (credit) of account 08 "Investments in noncirculated assets" in the credit (debit) of account 91 "other profits and losses" in composition of the extraordinary expenses (profits) (par. 16 PBU 6/01).

5.2.9. Gratuitous transfer and sale of the fixed assets to the third-party companies and natural persons, charge-off of underamortization fixed assets from the balance due to their unfitness to use, also deficient fixed assets revealed under inventory or stolen shall be carried out according to the written resolution prepared by the Department on capital management of the executive body together with visas of corresponding services.
The document shall be subscribed by Deputies general director to the proper place:

- *fixed assets of nonindustrial activities (Housing and communal services, catering, autotransport etc.) – by the first deputy general director on common problems;*
- *industrial fixed assets – by the deputy general director, technical director;*
- *charge-off from the balance of amortized fixed assets due to their unfitness to use, also partial liquidation of the fixed assets shall be carried out on resolution of director of subsidiary or representative office.*

In the process of charging-off from the balance of underamortized fixed assets VAT falling at the underamortized part without revaluations shall be restored.

Stocks of materials and capital equipment remained due to discount of unfit to reconstruction and further use of the fixed assets shall be debited at the market price as for the date of the fixed assets object's discount together with transfer to account 91 "Other profits and losses" in composition of operating profits.

5.2.10. Depreciated cost of the retired object of the fixed assets from the credit of account 01 "Fixed assets" shall be withdraw to the debit of corresponding subaccount of account 91 "Other profits and losses":

- *in composition of operating expenses in case of the fixed asset's retire due to sale, charge-off in case of moral or material depreciation;*
- *in composition of extraordinary expenses in case of the fixed asset's retire due to gratuitous transfer.*

Retire of object of the fixed assets transferred on account of investments in the authorized (composed) capital, pay fund in amount of its depreciated cost shall be reflected on debit of account of expenses accounting and credit of account of he foxed assets accounting.

If the object of the fixed assets has not depreciated cost (fully amortized), amount of the conditional value shall be reflected in bookkeeping as operating profits in the line 09010 of the form 2 "Report on profits and losses".

5.2.11. Expenses on the fixed assets charge-off due to accidents, natural disasters and others emergency situations shall be reflected in bookkeeping of reporting period in composition of emergency expenses.

5.3. Depreciation of fixed assets

5.3.1. The method of depreciation of the objects of fixed assets is linear, reasoning from the dates of the effective use of these objects. The depreciation of the objects of fixed assets, taken on accounting before 01.01.2002, is accrued in accordance with the Regulation of the USSR Council of Ministers from 22.10.1990 № 1072 "About the unified standards of depreciation charges for the complete reconstruction of fixed assets of the economy of the USSR". The depreciation of the objects of fixed assets, taken on accounting since 01.01.2002, is accrued in accordance with the Regulation of the Government of RF from 01.01.2002 № 1 "About the classification of fixed assets included in depreciation groups".

5.3.2. The depreciation of the objects of immovable property, capital investments of which are completed, all primary acceptance instruments are drawn up, the documentation is handed over the state registration and practically put into operation, is accrued in accordance with the established procedure – since the first day of the month, following the month of setting the object into operation. The objects are regarded as the objects of fixed assets.

5.3.3. The objects of fixed assets at the cost of up to RUR 10 000 per unit (bought editions, not belonging to the library as well) are charged off according to the item "Depreciation" as far as they are put into production or operation. This operation is mentioned in accounting on debit of accounts of inputs account (selling costs) and account credit 01 "Fixed assets" and drawn up by the Act of charging off according to MB-8 form. Such objects are reckoned in the record keeping at the cost of 0. In case of modernization (reconstruction) of these objects, the modernization (reconstruction) expenses are charged to the increase of the cost of the object and depreciated in accordance with the established procedure.

The executive body, affiliated companies and the representative office control the movement of these objects in order to ensure their safety in the process of production and operation. Records management of these objects in places of their operation is kept in "The bill of assets at the cost of up to RUR 10 000, put into operation" according to the suggested form, apart from the fixed assets,

depreciated in accordance with the established procedure (Appendix 2 to the present Regulation). Accounts department and persons in charge control the correspondence between the records in the bill and inventory sheets.

The retirement of the objects at the cost of up to RUR 10 000 is drawn up by "The Act of retirement of fixed assets at the cost of up to RUR 10 000", according to the suggested form (Appendix 2 to the present Regulation).

5.3.4. Depreciation of the following objects is not accrued:

- housing resources (par.17 PBU 6/01);

- objects of external accomplishment (par.17 PBU 6/01);

- productive cattle (par.17 PBU 6/01);

- perennial plantations (par.17 PBU 6/01);

- lands (par.17 PBU 6/01);

- objects of nature management (par.17 PBU 6/01);

- fixed assets, received before 01.01.2000 under contracts of donation and gratis in the process of privatization;

- books, brochures and other editions.

5.3.5. The process of depreciation accrual can be interrupted by the decision of the director of the affiliated company in the period of restoration (repair, modernization, reconstruction) of the objects of fixed assets, that lasts more than 12 months, and in case of their temporary closing-down for the period of more than 3 months under the order of the JSC "Kuzbassenergo" (par.23 PBU 6/01).

5.3.6. Accrued depreciation of the objects of fixed assets of production purposes under the account credit 02 "Depreciation of fixed assets" control account "Accrued depreciation" is sent to finance capital investments of production purposes as a record in debit of account 02 "Depreciation of fixed assets" control account "Accrued depreciation" from credit 02 "Depreciation of fixed assets" control account "Depreciation of capital investments".

The off-balance account with the acceptance (transfer) of the funding source among the affiliated companies under off-balance aviso is kept, when nesting at the cost of inter-branch depreciation redistribution

5.4. The procedure of accounting and financing of the repair of fixed assets.

5.4.1. For a current fiscal year the reserve for repair work is created on account 96 "Forthcoming expenses reserves", control account "Reserve for repair of fixed assets (including leasehold assets) of production purposes" at the rate established by the estimate of expenses of the annual standard of repair cost, including it into production costs monthly (accounts 23, 25, 26) at the rate of 1/12 of annual estimate. The reserve is created to include expenses for all types of repair work of fixed assets of production purposes into production costs.

At year end the adjustment of the repair reserve is performed:

- extra reserved money for the repair of fixed assets (as a result of inventory taking) is reversed an entry.

- in case of stress of reserve money for repair of fixed assets, extra charge takes place under debit of accounts of the records of production costs and on account credit 96 "Forthcoming expenses reserves", control account "Reserve for repair of fixed assets (including leasehold assets) of production purposes".

Account of repair expenses is carried out separately according to the types of repair (thorough

repairs and current repairs) and methods of carrying out (contract and household).

All the expenses for repair of fixed assets of production purposes, carried out with the help of:

- household method – are accounted object by object on account 23 "Auxiliary processes" under control accounts "Thorough repairs of fixed assets using the household method" and "Current repairs of fixed assets using the household method". Later they will be put in corpore into debit of account 96 "Forthcoming expenses reserves", control account "Reserve for repair of fixed assets (including leasehold assets) of production purposes" every month.

- contract method – are put in corpore from account credit 60 "Settling with suppliers and contractors" on the corresponding control accounts into debit of account 96 "Forthcoming expenses reserves", control account "Reserve for repair of fixed assets (including leasehold assets) of production purposes"

In case of stress of reserve money for repair of fixed assets (including leasehold assets) of production purposes, debit balance on account 96 "Forthcoming expenses reserves", control account "Reserve for repair of fixed assets (including leasehold assets) of production purposes" is mentioned in the line of the balance "Other production costs and resource" at the end of month

Expenses for repair of fixed assets of non-production purposes are charged off from the credit of corresponding control accounts of account 23 "Auxiliary processes" or account 60 "Settling with suppliers and contractors" into debit of account 29 "Attendant production and households".

5.5. Account of intangible assets.

5.5.1. Intangible assets include the objects of intellectual property under all implemented terms, mentioned in par.3 PBU 14/2000 " Account of intangible assets"(The Order of Ministry of Finance of the RF from 16.10.2000 № 91n)

5.5.2.To be taken on accounting the objects of intangible assets are valued in the following ways:

a) intangible assets acquisition subject to payment – at the rate of actual expenses of the Company for the acquisition of the assets, defined in accordance with par.6 PBU 14/2000 " Account of intangible assets"(The Order of Ministry of Finance of the RF from 16.10.2000 № 91n), collected preliminarily on account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets";

b) creation of intangible assets by the Company itself – at the rate of actual expenses for creation and production except for value added tax and other refundable taxes, collected preliminarily on account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets"(par.7 PBU 14/2000);

c) deposition of intangible assets in authorized capital – in pecuniary valuation, coordinated by founders (members), if nothing else is provided by the Legislation of RF (par.9 PBU 14/2000).A preliminary record is made in debit of account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets" in correspondence with account 75 "Settling with founders". The expenses connected with deposition of intangible assets in authorized capital are mentioned as well on debit of account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets";

d) non-repayable donation of intangible assets from legal and natural persons - at the common rate at the date of posting. A record in debit of account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets" from account credit 98 "Revenue of next periods" is made. The expenses connected with non-repayable donation of intangible assets are mentioned as well on debit of account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets". The information about the prices, established at the date of taking on accounting, is confirmed authentically or by examining.

By depreciation accrual of such intangible assets at the same time at the rate of accrued depreciation the records are made on debit of account 98 "Revenue of next periods" in corresponding

analytics and account credit 91"Other receipts and expenditures" in non-disposal revenue;

e) acquisition of intangible assets under the contracts, providing for discharge of obligations (payment) with non-monetary funds – at the cost of values, transferred or being subject to transfer by the Company, set reasoning from the price that is fixed by the Company for similar values in similar circumstances (par.11 PBU 14/2000);

f) the cost of intangible assets is the contract value; the assets received under contracts of exchange which fix the contract value of exchanged property;

5.5.3.Depreciation of all groups of intangible assets is carried out with the linear method, based on the standards calculated on the basis of the period of the effective use of the objects of intangible assets, using account 05 "Depreciation of intangible assets" (par.15, 16, 21 PBU 14/2000).

5.5.4. The period of the effective use of intangible assets is defined independently when the object is taken on accounting, reasoning from the expected period of use of an object, when it is possible to collect revenue. The expected period of the effective use should not exceed the period of validity of a patent, a licence and other legal documents and limits on the use of the objects of intellectual property according the present legislation of Russian Federation (par.17 PBU 14/2000).

If it is impossible to define the period of the effective use of intangible assets, the standards of depreciation charges are set counting on 20 years (but it should not exceed the period of functioning of the Company).

5.6. Lease of fixed assets

5.6.1. The leased property is mentioned apart in accounting. All the leased property expenses are carried out on account 90 "Selling". Depreciation of leased property is mentioned on account credit 02 "Depreciation of fixed assets" and debit of account 90 "Selling".

Full payback of the objects (including local taxes: acre-shot, tax on property, etc.) should be provided in lease contracts.

5.6.2. Account of leased fixed assets is kept on off-balance account 001 "Leased fixed assets" according to the valuation, fixed in lease contracts. Analytic account is kept regarding lessors and every object of leased fixed assets.

5.6.3. Lease contract defines the period of leasing of fixed assets, the amount of rental fee, the terms of the keeping and repair work, valuation changes as a result of thorough repairs, and procedure of settlements.

5.6.4. The property, purchased for leasing and profit earning, is mentioned in accounting on account 03 "Income investments in stocks of materials and capital equipment".

5.7. Account characteristics of the investments in non-circulating assets.

5.7.1. Running OKS costs (wage cost, travel expenses) are covered at the expense of the funds, aimed at financing of capital construction and included in the inventory cost of exploited objects (par.1.4. of the Regulation on accounting of long-term investments, confirmed by the Order of the Ministry of Finance of RF from 30.12.93 №160).

5.7.2. Every month running OKS costs of the executive body are distributed among the affiliated companies pro rata SMR volume of affiliated companies in accordance with the coefficient, calculated as in the ratio of SMR volume of an affiliated company for the reporting month and total SMR volume of the Company for this month.

5.7.3. Capital construction expenses are included in inventory cost of objects of capital investments at taking them on accounting. They are classified by par.3.1.7. of the Regulation on accounting of long-

term investments, confirmed by the Order of the Ministry of Finance of RF from 30.12.93 №160 as the expenses not leading to the increase in the cost of fixed assets.

5.7.4. If the Company has shares when the construction is under way, the transfer of monetary funds or property to the chief builder on the basis of share holding is reflected as a accounts receivable of this construction by the record in debit of corresponding control account of account 76 "Settling with various debtors and creditors" in correspondence with accounts of accountability of monetary funds or property.

When the construction (or it's part) comes to an end the corresponding expenses are taken on account by the record from account credit of the corresponding control account 76 ""Settling with various debtors and creditors" in debit of account 08 "Investments in non-circulating assets", control account "Construction of the objects of fixed assets".

5.7.5. If the Company is the chief builder, the money, received from the builders who have shares, is mentioned as money for purpose financing on debit of account 86 "Purpose financing" in correspondence with accounts of accountability of monetary funds or property.

5.7.6. Account of NIOKR in the Company is carried out in accordance with the Regulation on accounting "Account of expenses for research engineering, development and technological activity" (PBU 17/02).

The expenses for research engineering, development and technological activity are recognized in accounting if:

- *The sum of the expense can be defined and confirmed;*
- *There is documentation that proves execution phase;*
- *The results of the activity used in production and operation will lead to revenue in future;*
- *The use of results of research engineering, development and technological activity can be demonstrated.*

The expenses for NIOKR are mentioned in accounting on account 08 "Investments in non-circulating assets" (par.5 PBU 17/02).

The expenses for NIOKR, which results are subject to legal safeguard and drawn up in accordance with legislation order (patents, licenses and other documentation are received to attest the exclusive right of the Company to possess the results of NIOKR), can be considered intangible assets.

The expenses for NIOKR , which results are not drawn up in accordance with established procedure, are charged off from account credit 08 "Investments in non-circulating assets" for the expenses for usual activities using the linear method during the fixed period (par. 11 PBU 17/02).

The period of charging off the expenses for NIOKR is set within 3 years.

The expenses for NIOKR, which results were not satisfactory, and the results of NIOKR which use was stopped, are drawn up by the decision of PTO of an affiliated company.

The decision can be viewed by the service of PTO of the executive body and with the written permission of the technical director. The expenses are charged off at a time in non-disposal expenses of the reporting period.

5.7.7. The objects of incompleted capital construction, which construction was stopped and won't be carried out because of lack of funds in future, exposed to revaluation, the cost of revaluation is transferred from account credit 84 "Surplus earnings (dead loss)" in debit of account 83 "Surplus capital" and as a record from account credit 08 "Investments in non-circulating assets" in debit of account 91 "Other receipts and expenditures" in the sum of actual expenses incurred.

The charge off the objects of incompleted construction is carried out on the basis of the regulatory document (order, instruction, etc.), prepared by OKS of the executive body with the explanation of the reasons for charging off on the basis of the letter of inquiry of the affiliated company about charging off and inventory carried out.

5.8. Inventory accountability

5.8.1. Inventory includes assets:

- *for being used as raw material, materials, etc. in the process of production, in execution phase and rendering of service, repair work of fixed assets, building and assembly jobs, cultural and educational needs;*
- *aimed at being sold (finished commodity);*
- *aimed at being used as means of labour during the 12-month period;*
- *aimed at being used by the Company for meeting its administrative needs.*

5.8.2.Inventory, tools and household fixings used less than for 1 year-period are included in inventory on account 10 "Materials".

5.8.3. The stock-list number, worked out for a definite name of inventory, is taken as an accounting unit.

5.8.4. Taking on accounting of the inventory, its valuation is carried out in the following ways:

- *acquisition subject to payment – the sum of actual expenses for acquisition except value added tax and other taxes compensated from the budget, defined in accordance with par.6, 11 PBU 5/01 (the Order of the Ministry of Finance of RF from 09.06.2001 № 44n), with the glance of the regulations of par.15 PBU 15/01 "Account of loans and lending and the expenses for their operation" with the glance of interests and other expenses for borrowed current assets;*
- *making by own strength – reasoning from actual expenses, connected with the production of the inventory. Account and formation of inventory expenses is carried out in the order, established to define the net cost of applicable types of production (par.7 PBU 5/01);*
- *invested in authorized capital – reasoning from pecuniary valuation, coordinated by founders (members), if nothing else is provided by the Legislation of RF, with the glance of actual expenses for the delivery of the inventory and putting it in conditions for operation, according to par.6 PBU 5/01 (par.8, 11 PBU 5/01);*
- *received gratis or under the contract of donation, left from retirement of fixed assets and other property and posting of the inventory, revealed as surplus as a result of inventory taking – reasoning from current market cost considering the posting date with the glance of actual expenses for the delivery of the inventory and putting it in conditions for operation (par.9, 11 PBU 5/01).*
- *received under the contracts, providing for discharge of obligations (payment) with non-monetary funds – at the cost of values, transferred or subject to transfer to the Company, fixed reasoning from the price that is fixed by the Company for similar values in similar circumstances. If it is impossible to define the cost of assets, transferred or subject to transfer to the Company, the cost of the inventory, received by the Company under the contracts, providing for discharge of obligations (payment) with non-monetary fund, is defined reasoning from the price, that is more suitable for acquisition of similar inventory in similar circumstances. The actual cost price of the inventory includes actual expenses for the delivery of the inventory and putting it in conditions for operation in accordance with par.6, 10, 11 PBU 5/01;*
- *The cost of the inventory, received under the contracts of exchange, which fix the contract value of the exchanged property, is the fixed contract value.*

5.8.5. The evaluation of the inventory, which cost is evaluated in foreign currency at the moment of acquisition, is estimated in rubles at the rate of exchange fixed by the Central Bank of RF on the day of taking the inventory on accounting.(par.15 PBU 5/01).

5.8.6. The inventory received by the Company without calculated-paid documents (non-invoiced deliver) are taken on discount at the price fixed in the contract. If the price is not fixed in the contract, in order to fix it and the amount of payment or account payable, the price, used by the Company in similar circumstances with similar inventory, is tagged (par.6.1. PBU 10/99). After calculated-paid documents are received, the difference between the actual cost of inventory and its valuation at the moment of taking on discount is included in the same expenses accounts the inventory was charged

off, and in the balance of the inventory at the store pro rata its volume.

If calculated documents of non-invoiced delivers were received a year later after the annual accounting had been performed, it means that:

a) account cost of the inventory is not changed;

b) the rate of value added tax is used in accounting in accordance with established procedure;

c) settling with a supplier is being adjusted, the difference between account cost of the inventory and its actual cost is charged off in the month, when the calculated documents were received:

- cost decrease of the inventory is mentioned on debit of account 60 "Settling with suppliers and contractors" and account credit 91 "Other expenses";

- cost increase of the inventory is mentioned on debit of account 91 "Other expenses" and account credit 60 "Settling with suppliers and contractors" (par.41 of Methodical Instructions on the inventory accounting (confirmed by the Order of the Ministry of Finance of RF from 28.12.2001 № 119n).

5.8.7. Merchandise bought for sale by retail are accounted at the value of sales on account 42 "Trading extra charge" (par.13 PBU 5/01). The amount of extra charge, falling at the remains of unrealised products, is fixed reasoning from the percentage of the cost of retired products to the cost of the accounted ones.

5.8.8. Merchandise bought for selling in wholesale are accounted at the acquisition cost with the glance of the expenses for provision and delivery of the products to the stores (bases) till the moment they come into the market (par.13 PBU 5/01).

5.8.9. The inventory, owned by the Company, but being delivered, or transferred to a customer to pawn, is taken on discount in value, fixed in the contract with sequential adjustment of actual cost (par.26 PBU 5/01).

5.8.10. The account of purchased fuel for energy generation is carried out at actual cost and includes: the fuel cost according to the bills of suppliers, including discounts (extra charge) because of poor (good) quality, the payment for other services provided by the supplier and commodity exchange, railway rate quotation of fuel from the shipment place to the station of destination and from the station of destination to discharge arrangements, other expenses according to par.6, 11 PBU 5/01, except the expenses of fuel- shipping department.

The expenses of fuel supply workshop for unloading, warehousing and intraoffice transference of fuel from the stores and fuel delivery for meeting technological needs are not included in the net cost. They are referred to the expenses for power generation of TTTS (par.4.7. of Methodical Instructions on fuel account at heat power plants RD 34.09.105-96).

5.8.11. On putting the inventory (except the products accounted at value of sales) in production and other type of retirement the valuation is appraised at average net cost of each type of inventory.

The average valuation of actual cost of the materials released in production or charged off for other purposes, is estimated by the defining of the actual cost of the material at the moment of its release (sliding valuation).

5.8.12. The putting into production (operation) of the inventory holdings is drawn up as a blading according to form M-11 for intraoffice transference (from one advance holder to another one).

The charging off the inventory in production, except for construction materials, is carried out on the basis of the act of charging off the equipment and other types of the inventory in suggested form (Appendix № 2 to the present Regulation).

The charging off the inventory in production is carried out on the basis of the act of charging off the inventory in suggested form with simultaneous drawing up the blading according to form M-11 for putting in production (Appendix № 2 to the present Regulation).

5.8.13. The account of special tools, special devices, special equipment and working clothes is carried out in the Company in accordance with the Methodical Instructions on accounting of special tools,

special devices, special equipment and working clothes, confirmed by the Order of the Ministry of Finance of RF from 26.12.2002 № 135n..

The list of the means of labour accounted as special tools, special devices, special equipment, used for carrying out non-standard operations (par.2 of the Methodical Instructions), is defined by the affiliated company independently reasoning from the peculiarities of the engineering procedure.

When defining the composition and groups of special equipment one should take into account the All-Russian classifier of fixed assets OK-013-94 (confirmed by the Resolution of the State Committee on standards, metrology and inspection certification from 26.12.94 № 359), and the All-Russian classifier of types of economic activity, production and services OK-004-93(confirmed by the Resolution of the Government standard of RF from 06.08.93 № 17).

Special equipment, working clothes and other means of man-to-man defense, regardless of their cost and the period of effective use, is referred to the means put into circulation (par.50 "The Regulation on bookkeeping of RF", confirmed by the Order of the Ministry of Finance of RF from 29.03.2000). These means are mentioned in control accounts 10.10 "Special equipment and working clothes at the store" and 10.11 "Special equipment and working clothes in use", open to the balance account 10 "Materials".

Bedding, tools aimed at carrying out the standard types of production (par.4 of the Methodical Instructions) and other inventory included in the means put into circulation are mentioned in account 10.9 "Inventory and household equipment"

Working clothes and other means of man-to-man defense, special equipment which can be used up to 12 months, according to the standards, are charged off in debit of accounts of expenses for production at the moment of its transference to the workers of the Company (par.21 of the Methodical Instructions)

The charge off the given working clothes, other means of man-to-man defence etc. is carried out on the basis of the act on charging off according to form MB-8 with simultaneous drawing up the blading according to form M-11 for putting in production.

If the period of operation is more than 12 months, the cost of working clothes and other means of man-to-man defense etc. is covered with the linear method reasoning from the periods of the effective use (par.26 of the Methodical Instructions).

To get working clothes, other means of man-to-man defense etc. aimed at long-term use, a worker must sign in worker's personal card (form MB-2) and in the list accounting the issue of the working clothes, other means of man-to-man defense etc. (form MB-7).

The cost of special equipment is covered with the linear method reasoning from the actual cost of the object and standards reasoning from the periods of the effective use of the object (par.24 of the Methodical Instructions). The period of the effective use of special equipment in affiliated companies is set by the permanent Commission individually for each type of special equipment.

The charge off the special equipment and working clothes is carried out in case of actual retirement (obsolescence, depreciation, selling, gratuitous assignment, investment in authorized capital of other companies, disposition in case of an emergency etc.).

5.8.14. The charge off the inventory delivered under the contract of donation or gratis is carried out on the basis of the basic document on the release of materials (the blading on the release of materials, of form M-15, the instructions on the release of materials or the order on the release of materials and "the Act of gratuitous reception- assignment of the inventory" (Appendix № 2 to the present Regulation). The materials are charged off in accordance with par.5.8.11 of the present Regulation. The cost of the donative materials is referred to the finance results of non-realized expenses (par.12 PBU 10/99 "The expenses of the Company" from 06.05.1999 № 33n, par.132 of "The Methodical Instructions on the inventory accounting" from 28.12.2001 № 119n (version of 23.04.2002).

5.8.15. Actual reserves of coal, mazut and other stock of materials are created according to the standards, confirmed by the directors of the Company. It is connected with the seasonal nature of production and energy supply.

5.8.16. The inventory, unloaded by the supplier and had not been delivered at the stores of the Company, which became the property of the Company (regardless of the fact of payment), is mentioned as the inventory that was not delivered at the end of the month.

5.8.17. The reception and posting of the materials is carried out by putting on the documents of the supplier a stamp with essential elements of the posting order (account, blading) (par.49 of "the Methodical Instructions on the inventory accounting" from 28.12.2001 №119n (version of 23.04.2002) and not by the drawing up the posting order (form M-4) if there is no discrepancy between the data of the supplier and actual data (quality and quantity).

5.8.18. The reception, storing, control and issue of ethyl alcohol is carried out in order provided by " Instruction on reception, issue, transportation and control over ethyl alcohol", confirmed by the Ministry of food industry of the USSR 25.09.85 (from here- Instruction). This Instruction covers all the types and kinds of ethyl alcohol regardless of the way of its purchase and the purpose of further use.

The reception and posting of ethyl alcohol is carried out in anhydrous calculus (in decalitres) on the basis of the Act of the form № P-24 "About the shipping and acceptance of ethyl alcohol" (Appendix № 7 to the Instruction) with the glance of data about the actual quantity of ethyl alcohol, received as a result of measuring conducted by the company officials and mentioned in the section of the Act.

The issue of ethyl alcohol to production departments and laboratories is carried out in accordance with par.2.1. of the Instruction and drawn up as a requisition according to form № P-29 to the Instruction).

The results of acceptance and issue of ethyl alcohol carried out on the basis of corresponding posting and expenses documents are fixed in the log book of the measuring of ethyl alcohol according to form № P-23 (Appendix №4 of the Instruction), conducted by the official who is responsible for the acceptance, issue and storing of ethyl alcohol.

In accordance with the requirements of par. 2.6. of the Instruction production departments and laboratories keep records of supply and consumption of ethyl alcohol every day in the book where they fix the name and the number of industrial operations and analysis, the quantity of consumed ethyl alcohol for each operation and for a day.

The rest of ethyl alcohol at the beginning and at the end of the month is shown according to the inventory taking, that is conducted in accordance with section 6 of the Instruction on the first day of each month. The results of the inventory taking are drawn up as the acts according to form №P-27 (Appendix № 21 to the Instruction).

The declarations "About the volume of output and circulation of ethyl alcohol out of food raw material" are shown quarterly by the Company to the rating authorities and executive authorities, granted a license of this type activity, according to appendixes 2 and 7 to the Resolution of the Government of RF from 25.05.99 № 564 "About the approval of the Regulation on avowal of the production and circulation of ethyl alcohol, alcoholic and spirit-based products".

5.9. Account of financial investments.

5.9.1. The account of financial investments in the Company is carried out in accordance with PBU 19/02 "Account of financial investments", confirmed by the *Order of the Ministry of Finance of RF from 10.12.2002 № 126n.*

5.9.2. The financial investments of the Company include (par.3 PBU 19/02):

- *state and municipal securities, securities belonging to other companies, including debt securities which fix the date and the cost of acquittance (bonds, bill of credits);*
- *investments in authorized capitals of other companies (including subsidiaries and dependent companies);*
- *loans granted to other companies;*

- *deposit investments in lending agencies;*
- *accounts receivable acquired on the basis of assignment;*
- *investments under the contracts of joint adventure etc.*

5.9.3. Accounting of financial investments is carried out on account 58 "Financial investments" with the division of the investments on short-term and long-term, according to the application date (maturity date) and the intentions:

- long-term investments, when the schedule data of the application (maturity) date is more than one year or the investments are made to collect revenue for more than a year;

- short-term investments, when the schedule data of the application (maturity) date is less than one year or the investments are made without the intention to collect revenue for less than a year;

5.9.4. Financial investments are taken on accounting at original cost. The original cost of financial investments, purchased subject to payment, is the sum of actual expenses of the Company for their acquisition, except for value added tax and other compensated taxes (except cases provided by the Legislation of RF about taxes and tallage).

Actual expenses for acquisition of assets in the capacity of financial investments are:

- *the sums paid to a salesman in accordance with the contract;*
- *the sums paid to the companies and other persons for information and consultation services connected with the acquisition of the mentioned assets;*
- *the bonuses paid to mediator companies or another person through whom the assets were bought in the capacity of financial investments;*
- *the expenses of the received loans and lending, made before financial investments are taken on account, at the acquisition of financial investments at the expense of borrowed current assets (par.15 PBU 15/01 "Account of loans and lending and the expenses for their operation" confirmed by the Order of the Ministry of Finance of RF from 02.08.2001 № 60n);*
- *other expenses connected with the acquisition of the assets in the capacity of financial investments.*

Actual expenses for the acquisition of the assets in the capacity of financial investments are defined according to the differences in sums if the payment is in rubles and makes the sum equivalent to the sum in foreign currency, before the assets in the capacity of financial investments are taken to the account.

5.9.5. The original cost of finance investments made in the authorized capital of other companies is the pecuniary valuation, coordinated among the founders (members) of the companies, if nothing else is provided by the Legislation of RF.

At payment of the deposition in the authorized capital with non-monetary funds on account 58 "Financial investments" the depreciated cost of transferred objects is mentioned. At the reception of the deposition in the authorized capital with non-monetary funds on account 80 "Authorized capital" the pecuniary valuation of the transferred objects coordinated by the founders is mentioned; account 58 "Financial investments" of the founder and account 80 "Authorized capital" of the receiving party will have different cost valuation.

5.9.6. The original cost of the loans given to other companies is the sum of actual transferred monitory funds or the book cost of the property, if the loan presents the property (non-monitory funds).

5.9.7. The original cost of the financial investments, deposition under the contract of joint adventure is the pecuniary valuation coordinated by the partners of the joint adventure.

5.9.8. The original cost of the financial investments acquired under the contracts providing for discharge of obligations (payment) with non-monetary funds is the cost of assets, transferred or being subject to transfer by the Company.

The cost of the assets , transferred or being subject to transfer by the Company, is set reasoning from the price that is fixed by the Company for setting similar costs in similar circumstances.

If it is impossible to set the cost of the assets transferred or being subject to transfer by the

Company, the cost of the finance investments received by the Company under the contracts providing for discharge of obligations (payment) with non-monetary funds is set reasoning from the cost of acquisition of similar finance investments in similar circumstances.

5.9.9. The original cost of the financial investments received gratis such as securities is:

- the *current market cost on the day of the taking on account. The current market cost of securities is their market price calculated in accordance with established procedure by the trade organizer at the equity market;*
- *the sum of pecuniary valuation that can be received as a result of received securities sale on the day of their taking on account – for the securities which are not taken into account when the trade organizer at the equity market does not calculated the market price.*

5.9.10. The finance investment which help to set in accordance with established procedure the current market cost are mentioned in accounting at the end of fiscal year at the current market cost by the adjustment of their valuation on the previous fiscal date. The mentioned adjustment is carried out quarterly.

The difference between financial investments valuation at the current market cost on the fiscal date and the previous financial investments valuation is referred to the financial results (composed of operational receipts and expenditures).

Financial investments which do not set the current market cost are mentioned in accounting on the fiscal date at the original cost.

If on the fiscal date the current market cost of the object of financial investments, earlier valuated at the current market cost, the current market cost is not set, such an object of financial investments is mentioned in accounting at the cost of its last valuation.

5.9.11. The original market cost of debt securities which do not set the current market cost is not made into the principal value (par.22 PBU 19/02 "Account of financial investments" from 10.12.2002 № 126n).

5.9.12. On the retirement of the asset, taken on accounting in the capacity of financial investments, that does not set the current market cost its cost is defined reasoning from the original cost of each unit of the accounting of financial investments (par.26 PBU 19/02).

5.9.13. On the retirement of the assets taken on accounting in the capacity of financial investments, which define the current market cost, their cost is defined reasoning from the last valuation.

5.9.14. The valuation of financial investments at the end of the fiscal period is carried out at the original cost of each unit of the accounting of financial investments and at the current market cost (par.32 PBU 19/02).

5.9.15. According to par.6 PBU 19/02 in the analytical account the following information about state securities taken on accounting and securities belonging to other companies is given:

- *name of the Issuer (Company);*
- *name of the securities;*
- *number, series etc.;*
- *nominal price;*
- *buying price;*
- *expenses for the acquisition of securities;*
- *total amount;*
- *date of purchase;*
- *date of sale and other retirement;*
- *storing place.*

5.10. Account of the foreign currency transactions and payments in conventional units.

5.10.1. The property and liabilities which cost is expressed in a foreign currency, are taken on accounting in ruble valuation converted according to the rate of exchange of the Central Bank of RF on the date of the conducting of a transaction; for drawing up of the accounting – according to the rate of exchange of the latest in the accounting period quotation of rate of the Central Bank of RF (par.3, 6 PBU3/2000).

5.10.2. The ruble valuation of the property (fixed assets, intangible assets, long-term securities, inventory) purchased at foreign currency and posted at the original cost or at the sum of actual expenses for the purchasing (par.9 PBU 14/2000) is not counted over at the drawing up of the accounting.

5.10.3. The differences in rates of exchange arisen as the difference between the ruble valuation of the property or the liability which cost is expressed in a foreign currency calculated at the rate of exchange of the Central Bank of RF on the date of the discharge of liabilities of payment or on the reporting date of the drawing up of the accounting for the reporting period, and the ruble valuation of the property or the liability calculated at the rate of exchange of the Central Bank of RF on the date of the taking them on accounting in the reporting period or on the reporting date of the drawing up of the accounting for the previous reporting period, are referred to on account 91 "Other receipts and expenditures" in the list of non-disposal revenue (expenses) as far as they appear (par.13 PBU 3/2000).

5.10.4. The differences in sums arisen at the settlement for the inventory, performed work, services rendered which cost is expressed in conventional units are included in the expenses for purchasing of the mentioned assets and reflected on the accounts of the inventory and expenses account till the moment of their posting. The differences in sums arisen after the posting of the inventory, performed work, services rendered are referred to on account 91"Other receipts and expenditures" in non-disposal revenue (expenses) as far as they appear.

5.10.5. The differences in sums arisen at the settlement with the banks at the purchase (sale) of a foreign currency at the rate of exchange different from the rate of the Central Bank of RF is referred to on account 91"Other receipts and expenditures" in non-disposal revenue (expenses) as far as they appear.

5.10.6. The differences in sums arisen at other taking (fines, penalties, forfeits), connected with the implementation of the economic contracts, are referred to on account 91 "Other receipts and expenditures" in non-disposal revenue (expenses) as far as they appear".

5.11. The account of the transactions on the settlement accounts.

5.11.1. The settling with debtors and creditors is reflected in the accounting in the sums from the entries and acknowledged by the Company as the correct ones (par.73 of the Regulation on the bookkeeping of RF (the Order of the Ministry of Finance from 29.07.1998 №34n).

The sums on the settling with the banks and the budget are coordinated with the applicable companies, the reservation of the undetermined sums on the balance is not admitted (par.74 of the Regulation on the bookkeeping of RF (the Order of the Ministry of Finance of RF from 29.07.1998 №34n).

5.11.2. The settling with debtors and creditors is reflected on the applicable accounts provided by the Unified work plan of the accounts of bookkeeping of the Company in accordance with the requirements of timeliness and comprehensiveness of the accounting.

5.11.3. In accordance with the admission of time certainty of economical activity facts, the accounts receivable and the bill payable are created in the current accounting in the reporting period when the

applicable facts of the economical activity took place, regardless of the actual time of intake or pay-out of the monetary funds connected with these facts (par.6 of the Regulation on the accounting "Account policy of the Company" PBU 1/98 (the Order of the Ministry of Finance of RF from 09.12.1998 № 60n).

5.11.4. The sums received from the customers in the form of Available Funds are reflected on account credit of the applicable control of account 62 "Settling with buyers and customers".

Discharge of liabilities by the discount of the counter claim, including the transient supply, is reflected according to debit of account or account credit of the applicable expenses account.

5.11.5. The discharge by the discount of the counter claim (art.410 of CC of RF) is defalked on the following terms:

- *the actual existence of counter debts, admitted and unchallenged by the parties;*
- *the uniformity of the counter claims, that means the comparability of the debts and the possibility of bringing them to the equivalent (pecuniary valuation);*
- *the date of the discharge of liabilities has come, or it is not indicated or fixed by the moment of claiming;*
- *the absence in the text of the contract of the term about the inadmissibility of the discount sequential from this contract.*

5.11.6. The discount of the mutual claims is defalked both by the agreement of the parties and on the unilateral basis with informing of the other party, after the revise of the mutual debts and drawing up of the act of the account revise (in the optional form specifying all the requisites needed for the mutual discounts), signed by the plenipotentiaries of the parties.

If the amounts of counter debts differ, the debt which amount is bigger is discharged only in an applicable part, all the rest remains without changes.

5.11.7. Reasoning from par.5.11.5, 5.11.6. of the present Regulation the suppliers liabilities discounts which are not grounded by calculated-paid documents (non-invoiced delivery) are not defalked till calculated-paid documents are received and the factual rate of the bill payable is defined on their basis.

5.11.8. The discounts are not defalked if by the application of the alter the term of actional prescription is subject to the claim and this term is expired (art.411 of CC of RF).

5.11.9. The change of the persons in the liability under the assignment contracts is reflected in the accounting in the following way:

- *on the assignment of debt to the Company and affiliated companies, for example of the debtors-energy consumers to the affiliated company Energosbyt, the original debtor is substituted for a new debtor if the Company agreed to assign the debt with the reference to the requisites of the principal contract and the requisites of the assignment agreement (par.1 art.391 of CC of RF). The energy debt is reckoned in corpore in the new debtor account, it means that the original liability is not considered to be fulfilled;*
- *on the assignment of debts by the Company to the other person, the Company debt to the creditor is cut off. The Company debt to the creditors is written off if the creditor agrees to assign the debt to the new debtor with the reference to the requisites of the principal contract and the requisites of the assignment agreement;*
- *on the assignment of debt of the Company or its affiliated companies to the new creditor, it's reflected in the accounting only after the debt notification of the assignment of debt of the original creditor to the new creditor had been received. The bill payable to the new creditor is still reckoned in corpore in the account of the Company, it means that the original liability is not considered to be fulfilled;*
- *on the assignment of debts by the Company to the other person, the accounts receivable to the*

Company are cut off. In the account the accounts receivable on the interests are reflected as a record on debit of the applicable control account of account 62 ""Settling with buyers and customers" in the correspondence with the applicable control account of account 91 "Other receipts and expenditures". The debt of the previous debtor is written off from the balance of the Company at the assignment in accordance with the terms of the assignment contract as a record on debit of the applicable control account of account 91 "Other receipts and expenditures" with the simultaneous charge of VAT to be paid in the budget (ch.21 art.167 par.3 of IRC of RF; art.382 par.2 of CC of RF).

5.11.10. The own, bank and third party's bills of credit are used in the accounts only through the executive body of the Company.

5.11.11. The drawn own bills are reflected in the accounting on account 60 "Settling with suppliers and contractors" in the applicable analytics in the inner correspondence or in the correspondence with debit of account "Internal accounts on current transactions" of the affiliated company, that received the bill to meet the bill payable.

On getting the aviso of the executive body about the bill drawing the affiliated company withdraws a bill payable, the applicable sums of VAT (except for VAT on capital investments) are transferred from account 19 "Value added tax on acquired values" to the balance of the executive body of the Company:

- *to deduction at computation in the part of expenses accepted for profit tax computation in the same month (par.1 art.170 of IRC of RF);*
- *In the part of expenses for capital investments – from the moment of depreciation of the commissioned object (par.5 art.172 of IRC of RF) with the copies of invoices and acts of objects commissioning attached, certified in accordance with established procedure.*

The acceptance to deduction of VAT sums on the acquired values, the bill was transferred to pay for, is carried out in the executive body at the moment of the payment of the own bill with monetary funds.

The handing over of the own bills in pawn to discharge a liability to the creditors is reckoned on the off-balance account 009 "Discharge of liabilities and payment security" with the analytical breakdown of the pawnbrokers.

5.11.12. The acquired bills (own debtors' bills) are reckoned in the accounting at bill sum with a glance of the interests owed according to the issue of bill terms under debit of account 62 "Settling with buyers and customers" in the applicable analytics in the inner correspondence or in the correspondence with account 79 "Internal accounts on current transactions" of the affiliated company, that received the bill to meet the accounts receivable. On getting the aviso of the executive body about the bill acquisition to pay the accounts receivable the affiliated company withdraws the accounts receivable, the applicable sums of VAT on shipment are transferred to the balance of the executive body of the Company:

VAT, owed to be paid in the budget, is reflected in the accounting of the executive body at the moment of payment of a bill with monetary funds or transfer of goods (execution phase, rendering of services) on account of the payment of this bill (par.41.4 of the Methodical recommendations on use ch.21 "Value added tax" of IRC of RF from 20.12.2000, № BG-3-03/447, version of 26.12.2003).

5.11.13. The handing over of the acquired bills (own debtors' bills) to pay the bill payable is reflected in the accounting as a sale of rights of property by a record on debit of account 62 "Settling with buyers and customers" of the applicable control account in the correspondence with account 91 "Other receipts and expenditures" of the applicable control account. The accounts receivable to the Company or its affiliated companies, the bill was acquired to pay for, is written off from the balance by the record on account credit 91 "Other receipts and expenditures" of the applicable control account with simultaneous VAT charge owed to be paid in the budget.

5.11.14.. The acquired bills , including the bills acquired under the endorsement (bank and third party's bills) are reckoned at the rate of actual expenses for acquirement (acquisition) defined in accordance with par.5.9.4. of the present Regulation under debit of account 58 "Financial

investments" on the applicable control account in the correspondence with the applicable control account of account 76 "Settling with various debtors and creditors".

If the bill is received to pay the accounts receivable to the Company or its affiliated companies, the accounts receivable is liquidated by the record on the applicable control account of account of the accounts receivable in the correspondence with debit of account 76 "Settling with various debtors and creditors" which reckons the bill payable for the received bill with simultaneous VAT charge owed to be paid in the budget.

If such a bill pays the accounts receivable of the affiliated company, the record is made on debit of control account of account 76 "Settling with various debtors and creditors" which reckons the bill payable for the received bill in the correspondence with account 79 "Internal accounts". On getting the aviso the affiliated company withdraws the accounts receivable by the record on account credit of the account of the accounts receivable in the correspondence with account 79 "Internal accounts", with simultaneous VAT charge owed to be paid in the budget.

5.11.15. The handling over of the bank bill or the third party's bill to pay the bill payable is reflected in the accounting as the property sale by the record on debit of account 62 "Settling with buyers and customers" of the applicable control account in the correspondence with the applicable control account of account 91 "Other receipts and expenditures" (Letters of the Ministry of Finance of RF from 24.06.1997 № 04-02-13, from 07.08.1998 № 04-03-05, from 30.10.1992 № 16-05/4).

The withdrawal of the bill payable is carried out by the record on debit of accounts of the account of the bill payable in the correspondence with the applicable control account 62 "Settling with buyers and customers" with simultaneous acceptance to deduction of VAT sums in accordance with procedure provided by par.2 art.172 of IRC of RF.

If such a bill pays the bill payable of the affiliated company, the record is made on debit of account 79 "Internal accounts" in the correspondence with the applicable control account of account 62"Settling with buyers and customers" which reckons the accounts receivable for the handled over bill. On getting the aviso the affiliated company withdraws the bill payable by the record on debit of account of the applicable accounts of the accounting of bill payable in the correspondence with account 79 "Internal accounts", with simultaneous acceptance to deduction of VAT sums in accordance with procedure provided by par.2 art.172 of IRC of RF.

5.11.16. The retirement of the bank bills and third party's bills from the balance at their submission to the maker for payment is reflected in the accounting under account credit 91 "Other receipts and expenditures" of the applicable control account in the correspondence with the applicable control account of account 76 "Settling with various debtors and creditors".

5.11.17. The accounts receivable with the expired term of actional prescription as well as other debts, unreal for the collection, are written off from the balance.

The unreal for the collection are:

1. The accounts receivable with the expired term of actional prescription;

2. The discharged debts in accordance with art.416, 417,418,419 of CC of RF.

3. The shortage of the property or its anientisement in excess of planned rate, as well as embezzlement loss, if guilty persons are not identified (the fact must be proved by the authorized state authority) or the court refused the recovery of damages.

4.The debts which recovery is impossible on the basis of the Federal Law of RF "About executive production".

Debt amortization is carried out on the basis of the act of debt inventory taking, the written reasoning, the order of the director of the Company on each liability at the expense of the present reserve of the shady debts, if it's not enough it is referred to the list of non-disposal expenses (par.12 PBU 10/99 confirmed by the Order of the Ministry of Finance of RF from 06.05.1999 №33n).

The written debt reasoning includes the index of the ground and the sum of the debt with the reference to the basic account documents; the ground for the debt amortization with the reference to

the rules of law with the vouchers attached:

- *the copies of the basic account documents;*
- *at the settlement of a debtor:*

a) of a legal person – the extract from the unified state list of legal persons;

b) of a citizen – the death certificate;

c) other documents proving the impossibility of debt collection (the act of state authority etc.).

Debt amortization in sum up to RUR 1500 according to one liability with all necessary documents present, is carried out under the order of the director of the affiliated company.

The accounts receivable written off in view of debtor's insolvency are reflected in the balance sheet during 5 years since the moment of amortization to observe the possibility of its collection in case of debtor property status change.

The terms of actional prescription are fixed on the basis of art.195-208 of CC of RF. The term of actional prescription is interrupted by the filing of a claim in accordance with established procedure as well as by the actions of the person under obligation which prove the acknowledgement of debt. After the break the term of actional prescription opens again, the time before the break is not included in the new term.

The agreement of the parties, the acknowledgement of debt out of the terms of actional prescription as well as the change of persons under obligation can not be the ground for the change of the term of actional prescription and the procedure of its calculation.

The account of accounts receivable is organized according to the terms of actional prescription to observe par.5 art 167 of IRC of RF.

5.11.18. The amortization from the balance of the unclaimed bill payable and depositor debt with the expired term of actional prescription and under other grounds is carried out at the written permission of the director of the affiliated company according to the standards art.195-208 of CC of RF.

The sums of the bill payable written off are referred to account credit 91 "Other receipts and expenditures" in the list of non-disposal revenues.

The sums of VAT on the bill payable written off are reckoned in the accounting and referred to debit of account 91 "Other receipts and expenditures" in the list of non-disposal expenses.

5.12. Calculation of expenditures on production.

5.12.1. Calculation of expenditures on production shall be carried out in accordance with issue II of Provisions on accounting "Company's expenses" (PBU 10/99 (Order of MF of RF № 33n dd. 06.05.1999.

5.12.2. Calculation of expenditures and calculation of the outputted energy net cost shall be carried out in separate electric plants, electric networks and in energy system as whole.

Full net cost of energy is formed by way of summation of net cost of production by electric plants, net cost of transfer and distribution in electric and power networks, cost of purchased electric power and expenses on the executive body's maintenance including expenses on management of technological process and maintenance of the separate subdivisions on energy selling.

Full net cost of effective output of electric and heat energy to consumers is an object for electric and heat energy net cost calculation.

Calculation units are 1 kw/h and 1Gcal of the effectively outputted electric and heat energy.

5.12.3. Calculation of *expenditures on production and calculation of real net cost of production shall be carried out by traditional calculation way with direct expenditure accounts (20, 23,29) and indirect (25, 26). Calculation of indirect expense's accounts shall be closed in debit of accounts 20 (23) with further calculation of full real production net cost of the produced items every month.*

5.12.4. Expenditures accounted on account 25 "Common production expense" shall be charged-off fully on account 20 "General production" and on account 23 "Auxiliary process" to the proper with their simultaneous distribution between the calculation's objects at the end of month:

- *at the power stations proportionally to the standard fuel level, here expenditures of the plants participated in output of only one type of energy shall be fully referred to this type of energy;*
- *calculation of net cost of production of auxiliary productions - proportionally to the basic salary of employees.*

Common economic expenses (except abonent payment for RAO network's using) on maintenance of the executive body including expenses on maintenance of Energy supply shall be distributed between electric and heat energy proportionally to production expenditures of electric plants and networks.

Expenditures accounted by the subsidiaries on account 26 "Common economic expenses" shall be referred to account 20 "General production", also to account 23 "Auxiliary process" and to account 29 "Auxiliary process and economy" at the end of month in cases of manufacture or production, services and works fulfillment abroad or to other subsidiaries simultaneously their distribution between the objects of calculation:

- *calculating of net cost of production of auxiliary processes shall be referred proportionally to the shop cost of production, works and services. Thus the sum of common economy expenses accounted for production, works and services of the auxiliary and service shops (production) shall be defined due to this share of common economy expenses related to their direct production;*
- *rest part of common economy expenses shall be refereed fully to net cost of general manufacture production (expenses on maintenance of design, technological departments and background of department's manufacture, expenses on maintenance of production laboratories, cost of different tests, researches and experiments subject to general manufacture; expenses concerned rationalization and research on general production; expenses concerned the employee's training and further training for general production; expenses concerned maintenance of watch and fire prevention; expenses concerned payment of land tax, non productive expenses concerned manufacture and supply of general production and other same expenses). Common economy expenses shall be distributed between electric and heat power proportionally to their shop net cost;*
- *common economy expenses on services rendered by auxiliary process and auxiliary production and economy)internal consumption by the subsidiary) are not referred.*

5.12.5. Net cost of electric power transfer (transit) through the corresponding voltage range shall be defined by product of actual net cost of electric power transfer on corresponding voltage thought electric power plants and Energy Supply and by volume ratio of outputted energy under the transit contract on corresponding voltage to the total volume of corresponding voltage output through the network (except overflow balance to other plants) including electric power outputted under the transit contract in accordance with actual balance of electric power in the networks BH, CH1, CH2, HH.

5.12.6. Finished product (account 43) shall be reflected in accounting on actual production cost.

5.12.7. Expenses concerned production supply accounted on account 44 "Expenses on sale" shall be charged-off fully on account 90 "Sales" in reporting period (par. 9 PBU 10/99).

5.12.8. Expenses incurred in the reporting period but concerned the further reporting periods shall be reflected as future expenses (account 97):

- *holiday pays charge to the next month:*
- *subscription publication's expenditures;*
- *insurance payment charge;*
- *other expenses and payments with further equal charge-off in the related period.*

5.12.9. Expenditures on usual activity shall be classified as in articles , as in elements (par. 8 PBU 10/99).

5.12.10. Expenditures of department on stuff training of the Stuff management department shall be accounted on account 26 "Common economy expenses" separately with further transfer to subsidiaries through account 79 "Intraeconomic payments" in amount of actual expenditures distributed proportionally the volume of rendered works and services.

5.12.11.Expenses on equipment of sanitary-accommodation premises, medical premises, rooms for repose and psychological relaxation, creation of sanitary posts furnished with medicine chests composed of medicine sets subject to initial care etc., provided by the legislation in force, shall be accounted on account 25 "Common productive expenses" according to the fixed norms.

5.12.12. Expenses on preparation and holding of civil defense actions shall be accounted on account 26 "Common economic expenses" (Provisions of the Government №227 dd. 16.03.2000

5.12.13. Accounting of expenses on energy transfer at the energy plants shall be carried out apart of accounting of expenses on energy output on the separate subaccount 20.5 "Expenses on heat energy transporting".

Calculation of the transfer net cost shall be accounted apart of electric and heat power production as the separate activity.

5.12.14. Division into the Company activities shall be carried out according the single issued Order and Provisions on separate accounting over the activities.

5.13. Features of the Company's profits and losses forming

5.13.1. The Company's profits on usual activities are the following:

- *proceeds from electric and heat power sale;*
- *proceeds from increased pay to the rate on reactive power compensation (tangent Fe);*
- *proceeds received for nonrecoverable condensate;*
- *proceeds from makeup and chemical treated water sales;*
- *proceeds from other finished production of auxiliary process sales;*
- *proceeds from agricultural production sales;*
- *proceeds from rendered works (services) of industrial nature (including transit);*
- *proceeds from nonindustrial works (services) sales including profit on sale of medical services to the third parties, profit on sale of tickets in the own medical institutions (sanatorium-preventoriums) to the third parties and to own employees; profit on housing services (rent), services of preschool institution (payment for children keeping), other services of nonindustrial nature (payment for weekend tickets in the sanatorium-preventoriums, rest in tourist centers, in the pioneer camps etc.);*
- *proceeds from good's sale including retail trade (through the stores against cash, also instalment selling against salary), also wholesale trade (profit of inventory holdings sale abroad), foreign trade (export trade);*
- *proceeds from catering goods sale;*
- *earnings concerned temporary use of the Company's assets under the Lease contracts against payment (temporary use and possession).*

5.13.2. Profits on usual activity shall be defined as difference between the earnings on sale of goods, products, works and services according to the current costs and rates on electric and heat power except VAT and expenses on their production and sale approved by REC.

5.13.3. Extraordinary profits of the Company shall be declared the following types of penalties, fines and forfeits against the violation of the contract's terms and provisions;

- *electric power capacity excess;*
- *energy consumption contracted size's excess;*
- *energy consumption contracted size's underexploitation;*
- *unauthorized electrical installation's launching;*
- *nonrecover of condensate;*
- *excess of the fixed by the contract maximum hourly demand of heat energy;*
- *unauthorized water pumping;*
- *excess of the contacted volume of heat energy consumption;*
- *temperature excess of return delivery water;*
- *underexploitation of the contracted volume of heat energy consumption*

shall be reflected on account 91 "other profits and losses" in the moment of profit acceptance.

5.13.4. Social oriented expenses, i.e. additional payment to pensions, incentive pays, expenses on health-improving measures, compationate activity, maintenance of objects of social sphere and other similar expenses shall be deemed as other extraordinary expenses and shall be reflected on account 91 "Other profits and losses".

5.13.5. Sum differences over the payments with debtors-buyers arose this reporting period shall be referred to the earning increasing due to sale.

Sum differences arose after the reporting period shall be deemed as profits (losses) of the last years revealed in the reporting period in the result of re-calculations with counteragents and shall be reflected in composition of other extraordinary profits (losses) on account 91 "Other profits and losses".

5.13.6. Interests on the commercial credit granted to the buyer (customer) by the Company on terms of delay of payment including collateral note received from the customer shall be deemed as other extraordinary profits and shall be reflected on account 91 "Other profits and losses".

5.13.7. By results of inventory of accounts receivable spent at the end of fiscal year the reserves on dubious debts over the payments with debtors with the debtors and the sums of created reserves shall be refereed to the debit of account 91 "the profits and losses" in composition of operative expenses in correspondence with account 63 "Reserves on the dubious debts" (par. 11 Provisions on accounting "Company's expenses" PBU 10/99 (ed. 30.03.2001).

The reserve's size shall be defined separately by each dubious debt depending on the debtor's financial situation and appraisal of probability of a debt repayment fully or partially, also shall be limited by the Company's financial abilities.

Any debtor's debt shall be deemed as dubious debt if this debt was not paid in terms prescribed by the contract and was not ensured with mortgage, voucher of bank guaranty.

Accrued reserve shall be aimed at coverage of losses incurred due to bad debts.

The bad debt is a debt which limitation period has expired or in case of discharge owing to impossibility of its execution on the ground of the act of the State body or of the company's liquidation.

Unused reserve sum of bad debts in the fiscal year shall be added to the profits of the fiscal year together with a record in the credit of account 91 "Other profits and losses" in composition of operative expenses in correspondence with account 63 "Reserves on bad debts".

5.13.8. Energy output to the needs of plants and networks shall be reflected in accounting in appraisal of:

- output to the technological and economy needs of the main and auxiliary processes according to the specially fixed rate without reflection in the sale's volume;

- output to own capital construction and to the non industrial economy according to the fixed rates including reflection in the sale's volume.

Electric and heat power consumed by economic needs shall be included in the sale's volume but shall be transfer in aviso through account 79 "Intraeconomy payments" to subsidiaries without invoicing.

According to the "Standard instruction on electric power accounting under its production, transfer and distribution RD 34.09.101-94 (approved by General State Energy supervision department of Russia (Glavgosenergonadzor of Russia) dd. 02.09.1994), the category of economic needs of energy system involves electric power consumption by auxiliary and non industrial processes being on the balance of electric plants and electric network enterprises obligatory to main production maintenance but not tied directly with technological processes of heat and electric power production at the electric plants, also transfer and distribution of electric power (nomenclature of energy consumption's elements to the economy needs of electric plants and electric networks is defined by the Letter of the Minenergo of USSR №B-6023 dd. 24.04.1980).

Electric power consumption to economic needs of energy system shall be included in the effective output subject to accounting as separate line in form of static report 46-ec "Effective output of electric and heat power" and shall be transferred to subsidiaries according to the special fixed rate.

Electric power consumption to heating, water supply and lighting of dwelling houses, canteens (if these expenses are reflected on b/account 29 "Auxiliary processes and economies"), hostels, hotels, clubs, tourist centers, preventoriums etc. shall not be included in economic needs of energy system.

Also consumers operated from the needs of plants and substations (sub-abonents)are not referred to the economic needs of energy system.

Energy consumed by windings of synchronous condensers and glaze fusion are not referred to the energy consumption to the economic needs of energy system. Aforementioned types of energy consumption form energy losses in electric networks.

Every month according to the reports of PTO of subsidiaries, Energosbyt (Energy supply) shall correct sale's volume on economic need's sum and hand over information on electric and heat power consumed by subsidiaries to economic needs in accordance with approved form "Appendix 2 to this present Provisions) to accounting department of the executive body:

Executive body shall transfer through aviso electric and heat power consumption to the economic needs to the subsidiaries every month. Sum received by the subsidiaries shall be reflected on expenditure accounts (Debit 20,23,25,26; Credit 79).

Heat power (makeup water and unreturned condensate (in tn.) shall be transferred to the subsidiaries through aviso with invoicing by Energosbyt (Energy Supply).

Coordination of parameters with the branch statistical report under the form 46-ES is not provided In the current annual and intermediate accounting. There is a reference to explanation of a reason of data divergence on sales volume with the accounting reporting in the statistical branch report.

5.14. Disposition of profits

5.14.1. Disposition of net profits in the Company shall be approved by the general meeting of shareholders and shall be hold in accordance with Law "On Joint Stock Companies" and with standard documents on book keeping.

5.14.2. Tax and other similar payments accrued during the fiscal year from the profits shall be

reflected on account 99 "Profits and losses".

5.14.3. Accounting of transactions with authorized capital, additional capital and reserve capital shall be closed in the executive body of the company as property owner.

5.14.4. At the expense of unappropriated balance in case of its adequacy the reserve capital equal no more then 5% of the authorized capital shall be established in accordance with Articles of Association.
Assets of the reserve capital shall be used in financing according to Provisions developed by the Company.
5.14.5. Dividend's charge and issue shall be carried out over the results of the fiscal year in accordance with Articles of Association under the special developed Provisions.

5.15. Features of accounting of intraeconomic transactions between subsidiaries.

5.15.1. Operations on the property transfer to subsidiaries shall be reflected in accounting through account 79 "Intraeconomic payments", subaccount "Payments on allotted property" and shall be reflected in passive balance in the filed line 423 of part IV "Capital and reserves"

5.15.2.Transfer of inventories (MPZ) in the Company shall be reflected in accounting using the account 79 "Intraeconomic payments on the current operations" omitting realization accounts, accounts receivable, account payable without VAT and extra charging.

Transition of inventories (TMC, goods) between subsidiaries shall be drew up by form M-15 "Blading to the good's output apart" with the first copy of blading transfer to the subsidiary-recipient.

5.15.3. Subsidiary "Kuzbassenergosviaz (KES) which activity is nonspecialized as compared with main activity of JSC "Kuzbassenergo" shall to summarize information on production expenses on account 23 "Auxiliary process".

Cost of services (work) of KES for other subsidiaries of the Company shall be charged off account 23 though account 79, subaccount "Intraeconomic payments on the current operations" without reflection on account 90 "Sales.
In the "Report on financial results" (form 2) in line 010 "Profits on the goods, services, work's sale" only profit on the finished products sale (works, services),also on sale of goods abroad etc. subject to accounting on account 90 "Sales" shall be reflected.
Subsidiaries shall accept through the aviso (not later then 6 day of the month next to reporting) actual expenses of KES from the credit account 79 to the debit of corresponding expenditure accounts and accounts on inventories accounting.

5.16. Relations with subsidiaries and affiliated companies.

5.16.1. Economic operations between the Company and its affiliated companies shall be reflected in book keeping using corresponding accounts on payments without their allocation on the separate subaccount, including VAT charging and obligatory monthly payments revision approved by bilateral revision acts.

5.17. Accounting of the State assistance.

5.17.1. Information on the received and spent state assistance granted in form of subventions, subsidies, budget credits and other forms with the assets dividing into financing of capital and current charges shall be formed in accordance with par. 4 PBU 13/2000 "Accounting of the State assistance" (Order of MF of RF № 92n dd. 16.10.2000.

5.17.2. Received state assistance in form of budget credits shall be reflected in accounting in order approved for borrowing costs accounting (par.16, 17 PBU 13/2000).

5.17.3. Other forms of the State assistance, benefit on which cannot be reasonable valuated (rendering of consulting services on gratuitous basis, granting of guarantees, interest-free loans or loans with the lowered interest}) or cannot be inseparable from usual economic activities (state purchases), in case of their importance shall be disclosed in the accounting report in the explanatory note (par.18, 19 PBU 13/2000).

5.18. Accounting of loans, credits and expenditures concerned their maintenance

5.18.1. Accounting of expenditures concerned liabilities fulfillment under the received interest-bearing loans (except the State loans) and credits (including commodity and commercial credits) together with loans attraction by way of bill of credit issue, bounds issue and sale, shall be carried out in accordance with Provisions of accounting " Accounting of loans, credits and expenditures on their maintenance" (PBU 15/01) approved by the Order of MF of RF №60n dd. 02.08.2001.

5.18.2. The company's debts to the debtor shall be admitted in accounting in amount of actually received cash assets or in a cost appraisal of other items provided by the contract in the moment of actual transfer of cash assets or other items.

5.18.3. The company's debts under the received loans and credits shall be divided into short-time and long-term, also urgent and outstanding in the accounting.

5.18.4. Transfer of long-term debts into the short-time shall not be made in the moment when under the contract provisions there are 365 days before paying back of the principal sum of the debt.

5.18.5. Expenditures related with receipt and use of loans and credits are the follows:

- due interests to lenders and creditors;

- due interests or discount under the bills of credits and bonds;

- additional expenditures concerned the loans and credits receipt, loan liabilities issue and distribution (par. 19 PBU 15/01);

- exchange and sum differences under the interests on exchange loans and credits subject to be paid.

5.18.6. Expenditures concerned the loans and credits receipt and use shall be deemed as current expenses except those part which is subject to including in the initial cost pf the fixed assets and non-material assets (par. 12, 23-31 PBU 15/01), or in the actual net cost of the posted inventories, other values, works and services (par. 15 PBU 15/01).

5.18.7. All current expenditures, including additional related with loans and credits receipt and use shall be reflected in composition of operative expenses of the Company in the moment of their charge (expenses process) regardless of time of actual payment. (par. 14, 20 PBU 15/01).

5.18.8. Debts under the received credits and loans, also under the bills of credit, bonds and other loan liabilities subject to be paid shall be reflected at the end of the reporting period including accounting of due interests according to the loan contract terms, credit contract, also bill of credit issue terms (par. 15-18 PBU 15/01).

5.18.9. At draw a bill of credit for reception of the loan by monetary (sale of own bills of credit) the sum of due interests to billholder or discount shall be included in composition of operative expenses under the debit of account 91 " Other profits and losses " in the moment of charge.

5.18.10. Expenses concerned the loans and credits received for non-circulating assets acquisition shall be decreased by the profit's amount on temporary use of loan assets as long-term and short-time financial investments together with approval of such decrease by corresponding calculation (par. 26 PBU 15/01).

5.19. Information on the events after the reporting date

5.19.1. Information on all essential facts happened after the reporting date that affected or may affect financial situation, cashflow or the company's activity results and that took place in the period between the reporting date and the date of the accounting report subscribing shall be reflected in In the annual accounting report (par. 6 Provisions on accounting "Events after the reporting date" PBU 7/98 approved by the Order of MF RF №56n dd. 25.11.1998).

5.19.2. The events stipulated by the Appendix to PBU 7/98 shall be deemed as the events took place after the reporting date .

5.19.3. Consequences of the event took place after the reporting date shall be reflected by way of adjustment in synthetical and analytical accounting of information on corresponding assets, liabilities, capital, profits and losses (par. 9 PBU 7/98) or by way of disclosure of corresponding information in the explanatory note (par. 10 PBU 7/98).

5.19.4. To valuate in money terms the consequences of events took place after the reporting date corresponding calculations shall be made and approved. Calculation shall be made by corresponding authorized Department (Service).

5.19.5. Consequences of such event shall be valuate in money terms on the ground of corresponding calculation according to the discretion requirements (par. 8PBU 7/98).

5.20. Information on conditional facts of economic activity

5.20.1. In the annual accounting report shall be reflected information on all essential conditional facts of economic activity, i.e. on such facts in respect of which consequences and possibility of their appearance in future may be ambiguity and furthermore such conditional fact's consequences may affect the appraisal of accounting report on financial situation, also cashflow and the company's activity results as for a reporting date by the readers and users (par.7 Provisions on accounting "Conditional facts of economic activity" PBU 8/01 approved by the Order of MF RF №57n dd. 25.11.1998).

5.20.2. Conditional facts of economic activity are the follows:

- unfinished by the reporting date trials where the Company acts as plaintiff or defendant , which decisions may be accepted in the future reporting periods;

- *disputes with the fiscal bodies concerned payments in the budget not resolved by the reporting*

date;

- *guarantees and other types of liabilities security issued in favor of the third parties before the reporting date which execution's terms did not come yet;*
- *discounted before the reporting date bills, which maturity date did not come before the date of the accounting report subscribing;*
- *any executed before the reporting date actions of other institutions, as a result of which the Company should receive indemnification which amount is a subject of trial ;*
- *liabilities for environmental protection;*
- *other analogical facts.*

5.20.3. Conditional fact of economic activity shall be reflected in accounting and reporting depending on probability of occurrence of its consequences by way of such consequences reflection in analytical and sinthetical accounting (par. 9-13 PBU 8/01) or by way of disclosure of corresponding information in the explanatory note (par. 14 PBU 8/01).

5.20.4. Consequences of conditional fact of economic activity (conditional loss, conditional profit, conditional liability, conditional assets) shall be valuated in money terms on the ground of corresponding calculation according to the discretion requirements (par. 21 PBU 8/01).
Calculations shall be made by corresponding authorized Department (Service).

5.21.Information on affiliated persons

5.21.1. In the annual accounting report in the explanatory note information on operations with affiliated persons shall be disclosed in cases provided by par. 7 of Provisions on accounting "Information on affiliated persons" PBU 11/2000 approved by the Order of MF RF №5n dd. 13.01.2000 :

- *the company is under the control or affect of other institution of natural person:*
- *the company controls of affects other institution.*

5.21.2. Operations between the Company and affiliated person shall be deemed any operation concerned transfer of any assets of liabilities (par. 5 PBU 11/2000).

5.21.3. Information on operations between the Company and affiliated companies and between the affiliated companies composed the group of interrelated companies shall not be disclosed in summary accounting report (par. 9 PBU 11/2000).

5.21.4. List of affiliated persons, information on operations disclosed in accounting report shall be created by the Company independently due to contents of relations between the Company and affiliated person including guidance of priority requirements of the contents to its form.

5.22. Segment Reporting

5.22.1. In the annual accounting report in the explanatory note information on operational and geographical segments shall be disclosed. Information on operational segments shall be deemed as primary information on the segments, as the secondary will be information on geographical segments.

5.22.2. The following activities are in the structure of operational segments (par. 7 Provisions on accounting "Information on the segments" PBU 12/2000 approved by the Order of MF RF №11n dd. 27.01.2000):

- *electric and heat power production;*
- *other activities, in case of disclose in the process of accounting that electric and heat power*

production composes less 75 % of the Company income (par. 10 PBU 122000).

5.22.3. The following information shall be disclosed over the operational segments: (par. 21 PBU 12/2000):

- *sale's income;*
- *financial result;*
- *total balance amount of assets;*
- *total size of liabilities;*
- *total amount if capital investments in the fixed assets and non-material assets;*
- *total amount of amortization assignments under the fixed assets and non-material assets.*

5.22.4. In the structure of geographical segments shall be included foreign states in case of foreign-economic activity with them, with granting information on amount of sales profit in the context of geographical regions allotted on location of the sales markets on condition that size of sales profit of geographical segment is not less then 10% of sales profit in whole in the Company (par. 9, 22 PBU 12/2000).

5.23. Information on go out of business

5.23.1. Order of disclosure of information on go out of business, including resulted reorganization of the Company (in case of allocation, segregation) shall be carried out in accounting reports according to PBU 16/02 approved by the Order of MF RF №60n dd.02.08.2001.

8. Accounting policy for the purposes of International Financial Reporting Standards (IFRS)

8.1. General provisions

8.1.1. The Company's accounting shall be carried out in accordance with Russian Federation legislation. Reporting according to the international standards shall be made by way of data transformation from Russian accounting system together with analytical information granting.

8.1.2. Financial report in accordance with IFRS 1 "Presentation of Financial Statements "contains the following items;

-accounting balance;

- profits and losses statements;

- shareholder's capital flow statements;

- cash flow statements;

- accounting policy and explanatory notes.

8.2. Principles of consolidation

8.2.1. Financial reporting of the Company according to IFRS shall be formed on the ground of consolidated decoding tables developed for each reporting period and filled by the executive body, subsidiaries and representative office of the Company.

Consolidate financial report shall contains of financial statements of the Company and financial reports of those companies whose financial activity is under the supervision of the Company. Presence of the control admits, when the Company owns directly or through affiliated companies more than 50 % of voting shares.

8.2.2. Under the consolidated reporting drawing up all intragroup remains and operations shall be excluded. Minority's share shall be disclosed separately.

8.3. Affiliated companies

8.3.1. Financial investments in the affiliated companies shall be accounted according to the method of share participation based on the Company's share ownership. Affiliated companies are the companies under the essential impact of the Company, but not controlled by the Company. Essential impact is supposed, when the Society owns not less than 20 % and no more than 50 % of voting shares.

8.4. Financial investments

8.4.1. Long-term financial investments of the Company mainly implied the investments in the authorized capital of other companies, whose shares are not circulated at the open securities markets.

8.4.2. This type of financial investments shall be referred to the group of investments " off-the-shelf for sale" IFRS 39 "Financial Instruments: Recognition and Measurement". This group of investments character is the management's intend to own them during unlimited period.

9. This type of investments shall be reflected in reporting at the Fair value (IFRS 39 " Financial Instruments: Recognition and Measurement"). Fair value of financial investments is a sum of money terms adequate to its purchase under transaction between well informed independent parties desired to make such transaction.

In case of absence of the market price financial investments "off-the-shelf for sale" shall be reflected according their initial cost.

Formed profit (loss) due to change of fair value of financial investments shall be referred to the Profits and losses statements in the period of appearance.

8.5. Operations with foreign currency.

8.5.1. Operations with Foreign currency shall be deemed operations with currency different from RUR. Money assets and liabilities of the Company available in foreign currency by the reporting date shall be converted in RUR according to the current rate.

Operations with foreign currency shall be reflected on the rate as for a date of transaction conclusion.

Profits and losses subject to calculations over these operations and to recalculation of assets and liabilities in foreign currency shall be reflected in the profits and losses statements.

8.6. Dividends

8.6.1. Dividends shall be deemed as liabilities and shall be deducted from the amount of capital as for reporting date only in case if they were declared (approved by shareholders) before the reporting date inclusive. Information on dividends shall be disclosed in explanatory notes to the financial reporting if

they were recommended before the reporting date, also were recommended or declared after reporting date, but before the date when the financial reporting shall be issued.

8.7. Intangible assets

8.7.1. Intangible assets – identifiable trusty assets not having physical form held for using in production or rendering of goods and services, for leasing to other parties or for administrative purposes (IFRS 38 " intangible assets).

In the structure of intangible assets shall be accounted computer software, to which the company has no sole rights, trade mark.

8.7.2. Intangible assets shall be reflected in accounting on purchasing cost (creation cost) minus accumulated depreciation .

8.7.3. Amortization of intangible assets shall be reflected in accounting by way of uniform charging o during the time of effective using of intangible assets, but no mot then 20 years.

8.8. Fixed assets

8.8.1. Objects of the fixed assets shall be accepted to accounting on actual cost.
Actual cost of the fixed asset's object subject to payment shall to include amount of actual expenses of the company on purchase, construction and production, except value added tax and other refundable taxes.
Common economic and other similar expenses shall net be included in actual expenses on acquisition, construction and production of the fixed assets.

8.8.2. Change of actual cost of the fixed assets, in which they were accepted to accounting, shall be admitted in cases of rebuilding, reequipment, reconstruction, modernization, partial liquidation and reevaluation of the fixed assets.

Thus expenses on modernization and reconstruction of the fixed asset's object after its termination may increase the initial cost of such object if in result of modernization and reconstruction primary accepted normative features of functioning were improved (increased) (term of effective use, capacity, quality of application) of the fixed asset's object.

8.8.3. Fixed assets as for their situation by each reporting date of the year 2005 shall be reflected in the reporting on primary cost defined at the moment of the object taking to accounting, and corrected by the inflation index (consumer's cost index) calculated for the period from the date of the object's taking to accounting till the 31st of December 2002.

8.8.4. Availability of signs of economic obsolescence of the fixed assets is shall be defined by each reporting date. In case of one such sign availability the management of the company shall to valuate reimbursable cost of the fixed assets.

The follows signs may indicate economic obsolescence availability:
- essential changes in technological and production process, also economic and legal situation of the Company's activity;

- availability of evidences of depreciation or material damage of the fixed asset's object or of the Company's object of the fixed assets;

- decreasing of market value on some types of the fixed assets etc.

Reimbursable cost shall be defined as overall value of net selling cost of the assets and value of its using (IFRS 36 "Assets Depreciation"

Net selling cost is a cost of assets provided by the sales contract in transaction between the parties being well informed and desired to make such transaction except additional expenses concerned retirement of such assets.

Value of the assets using is a discounted cost of supposed (evaluative) future cash flows which rise is waiting due to continuous using of assets and of its retirement at the end of its effective service terms.

Balance cost of the fixed assets shall be reduced to the reimbursable cost and a difference shall be reflected as expenses (losses subject to economic obsolescence) in the report on profits and losses.

8.8.5. Expenses under the interests shall be capitalized if they concerned directly the object construction. Expenses on technical maintenance, current and capital repair shall be referred to expenses according their rise. All types of expenses not resulted in improvement of technical features of the fixed assets over their initial possibilities shall be referred to expenses on capital construction. Profits and losses arose in result of the fixed assets retirement shall be reflected in the Profits and losses Statements according their rise.

8.8.6. Amortization over the fixed assets shall be accrued by way of equal charging during the time of effective using of the fixed assets.

Under the amortization charge the following time of service shall be used:

Type of the fixed assets	Effective using time (years)
Fixed assets used in electric and heat power production	50
Fixed assets used in electric power transfer	40
Fixed assets used in electric power distribution	40
Fixed assets used in heat power transfer	25
Others	15

8.8.7. Objects of social sphere shall not be reflected in the structure of the fixed assets in consolidated financial report as in future they will not bear any economic profits to the Company. Expenses on maintenance of objects belonging to the social sphere shall be referred to expenses according their rise.

8.9. Monetary funds and their equivalents

8.9.1. Cash assets and assets on bank accounts shall be reflected in a structure of monetary funds.

8.9.2. report on cash flow (Appendix 4 to this present Provisions) shall be prepared in accordance with IFRS 7 "reports on cash flow". Investment and financial activity are actual money operations.

Total sum of proceeds from main activity also are actual proceeds from main activity.

Furthermore some articles of this paragraph of the Report on cash flow shall to include as monetary, as nonmonetary operations.

8.10. Accounts receivable of customers and other accounts receivable.

8.10.1. Accounts receivable shall be reflected including Value Added Tax subject to reimbursement by the budget.
The company creates a reserve on bad debts in accordance with IFSR 39 "Financial Instruments: Recognition and Measurement". Such reserve on bad debts shall be created in case of objective confirmation of impossibility by the Company reception of all sums of debts according to initial conditions of its repayment.
Costumers and consumer's debts and other types of accounts receivable shall be corrected by the reserve sum to decrease the cost of this debts.

8.10.2. The sum of reserve on short-terms accounts receivable shall be calculated on the base of rates fixed by the Company due to analysis of probability of accounts receivable repayment.
Expenses on the reserve creation on the bad debts shall be reflected in the period of its appearance in the Profits and losses Statements in the structure of operative expenses.

8.10.3. Sum of expenses on the interests payment under the restructured accounts receivable shall be calculated as difference between accounting cost and reimbursement sum represented the current cost of future cash flow discounted by the amount of market interest rate for similar debtors as for a date of this accounts receivable rise.
Discounting results shall be reflected in the period of its appearance in the profits and Losses Statements in the structure of expenses on the interest's payment according to the article "net profits (losses) of financing"

8.11. Inventories

8.11.1. Inventories shall be reflected in accounting in the minimal value, i.e. net cost and possible net sale cost.
Inventories cost acquired due to payment shall be deemed the sum of actual expenses of the company on acquisition except VAT and other reimbursable taxes.
Common economic and other similar expenses shall not be included in actual expenses on acquisition.
Net sale cost shall be defines as possible sales cost minus sales expenses.

8.11.2. The reserve on worn out and little used inventories shall be created in case of potential losses due to out-of-date inventories and low turnover inventories including their expected use.

8.11.3. On the inventories output in production their valuation shall be made at weighted average cost.

8.12. Value added tax on purchase and sale.

8.12.1. Value added tax ("VAT") concerned sales income shall be paid to the fiscal bodies as the rendered services were paid.
Incoming VAT shall be accounted against VAT accrued due to sale's proceeds under the fact of it's payment to the suppliers. VAT not referred to sales operations, which accounts were not made as for a date of balance sheet drawing up (deferred VAT), shall be reflected in the balance sheet in structure of account payable on tax payment as current liability.

In case of reserve creation subject to cover accounts receivable which collection is impossible all expenses on the bad debts shall be reflected in full amount of debts including VAT. Corresponding liability under the deferred VAT shall be rest reflected in accounting by the moment of its discharge or charge off of the accounts receivable in Russian accounting.

8.13. Deferred profit tax

8.13.1. Assets and liabilities under the deferred profit tax shall be calculated in respect of temporary differences balance method assisted. reserve on deferred profit tax shall be created according to all temporal differences between fiscal appraisal of assets and liabilities and their balance cost in financial reports.

8.13.2. Assets and liabilities under the deferred profit tax shall be defined according to the fiscal rates that as expected will be in force at the moment of the assets sale or debts charge off.
Fiscal rates which were in force as for a date of balance sheet drawing up shall be deemed as basic.

8.14. Account payable
8.14.1. Account payable shall be shown adjusted for profits taxation subject to reimbursement from the budget under the goods and services receipt and account payable repayment subject to future events.
In restructuring of account payable if its fair cost is differ more then 10% from the initial cost, the fair cost of restructured debts shall be defined as current cost of future period's cash flows discounted at the percent rate available to the Company as for a date of primary recognition of the restructured accounts payable.
Sum of discounting shall be reflected in the Profits and Losses Statements as profit on initial acceptance of accounts payable at the fair cost according to the article "Net (expenses on) profits on financing", and long-term part pf discounted accounts payable shall be reclassify according to the items of other long-term liabilities. Discounted sum shall be amortized during all period of restructuring and shall be reflected as expenditures on payment of interests.
Reserves shall be admitted, if the Company owing to the certain event in the past has legal or voluntary taken up obligations which settlement with the large degree of probability will need outflow of the resources concluding the future economic gains and which may be estimated in money terms with a sufficient degree of reliability.

8.14.2. Additional liabilities (penalties and fines) which are not reflected in Russian accounting shall be accrued and reflected in the balance sheet in item "other long-term liabilities".

8.15. Borrowed assets

8.15.1. Borrowed assets shall be reflected in accounting reports in amount of actually received assets including accrued interests.

8.15.2. Borrowed assets subject to charge off during the year after reporting date shall be reflected in the structure of short-time liabilities.

8.15.3. Borrowed assets subject to charge off in the period more then in a year after reporting date shall be reflected in the structure of long-term liabilities. Part of long-term accounts payable subject to charge off within 12 months after reporting date shall be reflected in the structure of short-time liabilities.

8.15.4. Interests on credits and loans shall be reflected in the report due to charge.

8.16. Minority interest

8.16.1. Minority interest is a proportional share of minority shareholders in the capital of the JSC "Kuzbassenergo" subsidiaries. It shall be calculated on the ground of ownership interest of minority shareholders in the JSC "Kuzbassenergo" subsidiaries.

8.17. Pensions and dismissal wage

8.17.1. Other benefits to the retirees granted according own discretion of the Company are not essential.

8.18. Acknowledgement of profits

8.18.1. Profits shall be reflected on fact of electric and heat power supply also of goods and services sale not referred to energetics and took place before the period expire. Features of profits shall be reflected except VAT.

8.18.2. Income is based on the tariffs on heat energy and electric power approved by Regional Energy Committee.

8.19. Profits on share

8.19.1. Profits on share shall be defined by way of division of net profit in weighted average quantity of ordinary shares circulating during the fiscal year.

8.20. Segmented reports granting

8.20.1. In accordance with IFSR 14 "Segment reporting" the Company shall to disclose segmented information in the explanatory notes to the financial report.

8.20.2. The ground for the company segment's definition is its organizational structure and internal system of management reporting.

8.20.3. Primary segments of reporting are industrial segments. The company contains four industrial segments:

- Segment - "Electric power production and transfer" is represented by electric stations and by some heat plants participating in energy production, also by electric networks and Energosbyt (Energy Supply) realizing electric power transfer and distribution from the plants to the consumers;

- Segment - "Heat energy production and transfer" is represented by heat plants and by some electric stations produced heat power, also heat networks department and Energosbyt realizing heat energy transfer to the consumers;

- Segment "Others" contains a range of insignificant segments including repair and auxiliary subdivisions, objects of social sphere.

Information on industrial segments shall be formed for the year finished the 31st of December 2004 and for the year finished the 31st of December 2005 in a format according to Appendix 3 to this present Provision.

8.20.4. Secondary segments of reports – customers of electric and heat power. The Company contains three segments:

- *Segment - "Electric power production and transfer" is represented by industrial consumers, population (urban and rural), wholesales consumers-reseller and by other consumers.*
- *- Segment - "Heat energy production and transfer" is represented by industrial consumers, population (urban and rural) and by other consumers.*
- *Segment "Others" contains external costumers.*

Information on geographical segments shall be formed for the year finished the 31st of December 2004 and for the year finished the 31st of December 2005 in a format according to Appendix 3 to this present Provision.

8.21. Summary financial reporting and accounting of investments to affiliated companies being out of the control from the outside of the Company.

8.21.1. Affiliated company shall be excluded from the accounting process if it carries out its activity within the strict long-term restriction which decrease essentially its capacity for associated company assets transfer (par. 13 IFSR 27 "Summary financial reporting and accounting of investments to affiliated company".

8.21.2.Investments to such affiliated companies shall be accounted at the fair cost (as financial assets available for sale) in accordance with ISFR 39 "Financial Instruments: Recognition and Measurement".
Fair cost of financial investments shall be defined as product of participation share to amount of net assets of the company as for reporting date.

8.21.3. Results of activity of the retired affiliated company shall be included in the summary profits and losses statements up to the date of retire which is the date of the associated company's control loss of this affiliated company.
Difference between receipt resulted retire of the affiliated company and balance cost of its asses minus liabilities as for a date of retire shall be accepted in summary profits and losses statements as profits or losses due to affiliated company retire. (par.23 IFSR 27 "Summary financial reporting and accounting of investments to the affiliated companies").

9. Explanatory note's making

9.1. Explanatory note to accounting reports as its integral part (par. 5 Provisions on accounting "Accounting reports of the company" PBU 4/99, approved by the Order of MF RF №43n, dd. 06.07.1999) shall be made by the financial department, also by legal department, accounting department of the Company's executive body on the ground of calculations, information and explanations of the affiliated companies, representative office, subsidiaries.

9.2.Explanatory notes shall to disclose all cases of deviations under accounting report making stipulated by law in force of Russian Federation, also by standard acts on book keeping and reporting in part of essential deviations of accounting and appraisal of items of accounting balance
Explanatory note shall disclose all cases of deviations under the process of accounting report making provided by current legislation of Russian Federation and standard acts on book keeping and reporting in part of essential deviations of accounting and appraisal of balance sheet items including reasons of such deviations and reveal of result affected the understanding of financial situation of the Compan,

and reflection of financial results of its activity and changes in its financial situation 9par.25 PBU 4/99).

9.3. Explanatory notes shall to disclose information on the following items:

- *accounting policy (including full disclosure of all components affected essentially the appraisal and decision making by the interested users of accounting reports) (par. 11 PBU 1/98);*
- *explanations to the balance sheet and profits and losses statements (par. 27 PBU 4/99), par. 133-144 Methodical recommendations on the order of accounting report's features making, approved by the Order of MF RF №60n dd. 28.06.2000);*
- *events after reporting date (par. 10 PBU 7/98);*
- *conditional facts of economic activity (par.21 PBU 8/01);*
- *operations with affiliated persons (part II PBU 11/2000);*
- *information of the segments (part IV PBU 12/2000);*
- *information on profit on one share (part IV Methodical recommendations on information disclose about the profit on one share approved by the Order of MF RF № 29n dd. 21.03.2000);*
- *received state assistance (par.22 PBU 13/2000);*
- *received loans and credits (par. 33 PBU 15/01);*
- *information on activity subject to termination (par. 11 PBU 16/02);*
- *information on expenditures in the sphere of scientific and technological progress (NIOKR) (par. 16 PBU 1702);*

- *information on financial investments (par. 42 PBU 19/02);*
- *information on calculations of profit tax (par. 25 PBU 18/02);*
- *information on summary balance sheet (including reports on affiliated companies and subsidiaries).*

10. Organizational aspects of accounting policy

10.1. Book keeping and fiscal accounting of industrial and economic activity shall be carried out in accordance with Unified policy on improvement of corporate governance and software unification providing (order of JSC "Kuzbassenergo" dd. 24.12.2003 № 638 "On accounting automation") together with computer techniques to get documents on magnetic mediums and monthly printing of ledger and accounting books.

10.2. Performance of inventory of the company's property and liabilities shall be carried out in accordance with Provisions on accounting and reporting in RF and Methodical recommendations on its holding" (Order of MF №49 dd. 13.06.1995).

Inventory's quantity during the reporting period, dates of its holding, list of property and liabilities shall be fixed by single order of general director of the company, directors of subsidiaries and representative office including conditions on production organization or as required in cases when the inventory's holding is obligatory.

Inventory of the fixed assets shall be spend at least one time the three year, and of library funds – one time the five years. Sometimes the inventory is spend every year.

10.3. Reorganization (amalgamation, division, allocation of the separate subsidiaries into affiliated companies) shall be date for the end of reporting period (year or quarter) together with obligatory transfer act of divided balance drawing up.

10.4. Originals of primary accounting documents on economic operations created at the subsidiaries and representative office shall be taken to accounting and kept in the places of their creation.

11. Approval of amendatory procedure in accounting policy of the Company:

11.1.Accounting policy of the Company shall be change in case of:

- *change of legislation of Russian Federation or of standard acts on accounting;*
- *elaboration by the Company of new methods of book keeping assumed more reliable submitting of economic activity's facts in accounting and reporting or less laboriousness of accounting process without decreasing of reliability level of accounting process (change of the structure of working schedule of accounts under launching of new software, elaboration of methodology of accounting of some separate economic process free of corresponding standard regulation ect.);*
- *essential change of activity's conditions (reorganization, change of owners, changes of activity's types, force majeur, changes of internal structure (without reorganization) etc.).*

11.2. Changes of accounting policy shall be taken in force from the 1st January of the year next to the year of its approval by the corresponding order in the Company except the cases when the standard document published during the year is subject to launching from beginning the current year's accounting.

7.5. Information of the total amount of export also on the share of export in the total sale's volume
The issuer did not spent energy export abroad of Russian Federation

7.6. Information of the cost of real estate of the issuer and essential changes in the structure of the issuer's property after the date of termination of the last fiscal year
Total balance cost of retired and purchased real estate is not exceed 5% of the balance cost of the issuer's assets.

7.7. Information about the issuer's participation in litigations in case that such participation may significantly affect the issuer's financial and economic activity

Applications and suits (current at the amount more then 10,0 millions RUR) brought to JSC "Kuzbassenergo" which are under consideration as for the date 01.01.2006:

«1) Inspections Federal Tax Service of RF in Kemerovo on recover of tax sanctions amounted RUR 214 938 640 according to the Court's decision dd. 27.10.2005 , case's procedure was ceased;
2) Ministry of Finance of RF on recovering of the principal debt on loan contract, also of interest on loan's using and interests on using of alien monetary funds amounted RUR 62 985 277, 58 according to the decision of the court of first instance dd. 16.09.2005 was refused in demands satisfcction, by decision of arbitrage of apellate jurisdiction dd.02.12.2005 the suitor's appeal was satisfied partially and new court deed on recovering of a debt amounted RUR 10 millions and of the state dues amounted RUR 62500 was accepted, appeal of JSC "Kuzbassenergo" is at the mounting stage now;

3) JSC RAO "UES of Russia" in the person of subsidiary "Kharanorskaya GRES" on recovering of a debt on the supplied electric power amounted RUR 39 553,73, according to the decision of the court of referees under the JSC RAO "UES of Russia" dd. 03.11.2005 the amicable agreement on acceptance of a debt amounted RUR 31 618 234 by the JSC "Kuzbassenergo" and its repayment according to the schedule within the limits of the years 2006-2010 was approved.

Applications declared by the JSC "Kuzbassenergo" being under consideration as for a date of 01.01.2006:

1) decision on recognition as void the decision of Inspections Federal Tax Service of RF in Kemerovo on recharging of profit tax for the year 2001 in amount of RUR 39 517 096, also fines

amounted RUR 4 285 215, additional payments on profit tax amounted RUR 2 469 819 and penalty amounted RUR 7 903 419 concerned the application of a privilege on mobilization under the property tax for the year 2001 by resolution of the court of apellate jurisdiction dd. 20.12.2005 was set without changes;

2) on obligation by Interregional Inspection on taxation of RF №4 of the largest tax payers to set-off overpayment amounted RUR 36 250 549 arose due to transfer to expenditures to obligatory assessments on energy saving program implementation. By the court decision dd. 25.10.2005 the demands were satisfied in full volume.;

3) demands of the JSC "Kuzbassenergo" on recognition as void the decision of Administration of the Tax ministry in Kemerovo region on recharging of tax amounted RUR 44 368 459 , also additional payments on profit tax amounted RUR 465 367, fines and penalties amounted RUR 8 873 691 were satisfied by decision of the court dd. 22.12.2005.

4) on recognition as void the decision of Interregional Inspection of Federal Taxation Service №4 over the largest tax payers to recharge profit tax for the year 2004 amounted RUR 37 577 656. The legal investigation was assigned to 01.02.2006 by the court's decision.

There were not essential suits which sum is equal or exceeds 10% of the issuer's assets cost within three years preceded the date of the 4th quarter 2005 termination subject to filing of a claim to the issuer.

VIII. Additional information about the issuer and its placed securities

8.1. Additional information about the issuer

8.1.1. Information about the amount and structure of the issuer's chartered (pooled) capital (unit trust)

Authorized capital of the Company is composed of net cost of the Company's stocks purchased by the shareholders (allocated stocks).

The amount of the issuer's authorized capital: 606 163 800 (Six hundred millions one hundred sixty three thousands eight hundred roubles).

The company allocated ordinary registered stocks with the same nominal value amounted 1 (one)ruble each in quantity of 606 163 800 pieces.

A part of shares of JSC "Kuzbassenergo" in form of depository receipts (American depository receipts) is circulated outside the Russian Federation.

Level and status of the program : sponsored by ADR of 1 level, number of stocks for 1 ADR is equal 10,

Depository bank - *THE BANK OF NEW YORK INTERNATIONAL NOMINEES, depository agreement was subscribed 23.10.1997. ADR is trade at the Berlin and Frankfurt stock exchanges.*

As for situation of 31.12.2005 the share's number deposited against the depository receipts amounted 9 673 120 pieces, i.e. 1,60% of the authorized capital and of the total vote's number.

8.1.2. Information about the changes in the amount of the issuer's chartered (pooled) capital
During the last 5 terminated fiscal years the JSC "Kuzbassenergo" did not spend additional stock's issue.

8.1.3. Information about establishment and use of the reserve fund and other funds of the issuer

A reserve fund is to be established in the Company equal to 5 (five) percent of its authorized capital in accordance with Articles of Association of the Company.
The reserve fund is to be formed by way of obligatory annual payments to reach amount provided by the Articles of Association of the Company. Amount of annual payments is provided by the Articles of Association of the Company and shall no to be less then 5 (five)% of the net income of the Company.
Expenditure of the reserve fund's assets bears only target character. Reserve fund of the Company is subject to cover losses of the Company also to pay-off the Company's bonds and the Company's ctocks purchase in case of other assets absence.
Information on the reporting period will be disclosed in the issuer's quarterly report for the 1st quarter 2006.

8.1.4. Information about the order of calling and conducting a meeting of the issuer's supreme management body

Information about the order of calling and conducting a meeting of the issuer's supreme management is in accordance with Articles of Association of the Company.

Name of the suprememanagement body of the issuer: ***General meeting of shareholders***
Order of shareholders notification on the meeting conducting:
par. 1.5. Notification of general meeting of shareholder's convocation shall be send (or delivered) to the person indicated in the list of persons entitled to participate in General meeting of shareholders with the ballots for voting and shall to be published by the Company not later than 20 (twenty) days before the General meeting of shareholders, and the announcement on general meeting conducting which agenda contains an issuer on reorganization shall be published in the newspaper "Russian Gazette" not later then 30 (thirty) days before the date of General Meeting .
If the registered person in the register of shareholders of the Company is a nominal stock holder the announcement on the general meeting of shareholders conducting shall be mailed to the address of nominal holder if the register of the persons entitled to participate in the General meeting of shareholders does not contains other postal address where the announcement on general meeting of shareholders conducting shall be mailed to.

p. 11.6. Ballots for voting over the issues of agenda shall be shall be forwarded to every person included in the list of persons entitled to participate in the General meeting of shareholders by a registered letter or handed over to each of the above persons against signature Company not later than 20 (twenty) days before the General meeting of shareholders.
One copy of ballot for voting over all issues of agenda or one copy of two or more ballots for voting over the different issues shall be submitted to each person included in the list of persons entitled to participate in General meeting of shareholders.

Persons (bodies) entitled to convoke (require conducting) of an extraordinary meeting (session) of the supreme management body of the issuer also the order of delivery (submitting) of such demands are the follows:

p. 14.2. Extraordinary General Meeting of shareholders of the Company is to be conducted according to its own initiative, also to demands of the Revision Committee of the Company, Auditor of the Company, also shareholder (shareholders) owned not less then 10 (ten) percents of the voting stocks of the Company as for the date of demand's raising.

p. 14.3.Convocation of the extraordinary general meeting of shareholders on demand of the Revision Committee of the Company, Auditor of the Company or shareholder (shareholder) owned not less then 10 (ten) percents of the voting stocks of the Company shall be exercised by the Board of Directors of the Company.

Such General meeting of shareholders shall to be conducted within 40 (forty) days from the date of demand on conducting of the extraordinary general meeting of shareholders submitting.

p. 14.4. Requirements on the extraordinary general meeting conducting shall to contain the issues subject to agenda inclusion.

Person (persons) requiring the extraordinary general meeting convocation entitled to submit a project of the Extraordinary general meeting of shareholder's decision, also proposal on the form of the general meeting conducting.

n. 14.5. In case if the requirement on the extraordinary general meeting of shareholders convocation is proceeded from the shareholder (shareholders) it must contain the name of shareholder (shareholders) required the meeting's convocation including a number, category (type) of the Company's shares belonging to him.

Requirement on the extraordinary general meeting of the Company convocation shall be signed by the person (persons) required the extraordinary general meeting of the Company.

Order of determination of a date for general meeting (session) of the supreme management body of the issuer conducting:

Determination of a date for general meeting of shareholders conducting is in the sole competence of the Board of Directors of the Company. In the process of preparation for the General meeting of shareholders conducting the Board of Directors determines the date for the General meeting of shareholders conducting.

Annual general meeting of shareholders of the Company shall be held not sooner than 2 (two) months and not later than 6 (six) months after the end of a fiscal year.

Extraordinary General meeting of shareholders upon the request of the Revision Committee of the Company, Auditor or shareholder (shareholders) owned not less then 10 (ten) percents of voting share of the Company shall be conducted within 40 (forty) days from the date of request on conducting of the Extraordinary general meeting of shareholders submitting.

In case if the intended agenda of the extraordinary general meeting of shareholders contains an issue on election of members of the Board of Directors: the General meeting of shareholders is to be conducted within 70 (seventy) days from the date of request on conducting of the Extraordinary general meeting of shareholders submitting.

Persons entitled to submit offers in agenda of meeting (session) of the supreme management body of the issuer:

p.13.1. Shareholders (shareholder) of the Company owned in aggregate not less then 2 (two) percent of voting shares of the Company within 90- (ninety) days after the date of the end of fiscal year have right to submit offers in agenda of annual general meeting of shareholders and nominate for candidates in the Board of Directors and Revision Committee of the Company which number must not exceed number composition of corresponding body.

n.13.2. Proposal on submitting of issues in agenda of the general meeting of shareholders and proposal on nominating for candidates shall be in written form with the name of submitted shareholder (shareholders), also number and category (type) of shares belonging to him and must be

signed by shareholder (shareholders).

n.13.3 Proposal on submitting of issues in agenda of the general meeting of shareholders shall contain statement of each offered issue also proposal on candidates nomination – name of each supposed candidate, name of body subject to his election.

Persons entitled to familiarize with information (materials) submitted to preparing and conducting of meeting (session) of the supreme management body of the issuer also an order of such information (materials) familiarizing:

Persons entitled to participate in the General meeting of shareholders have right to familiarize with information submitted for shareholder's meeting preparing and conducting.

p. 11.7. Information (materials) on agenda of the general meeting of shareholders within the 20 (twenty) days, and in case of general meeting conducting on agenda upon the issue on the Company's reorganization within the 30 (thirty) days before the general meeting of shareholders conducting shall be available to the persons entitled to participate in the general meeting of shareholders subject to familiarization in the premises of the executive body of the company and in other places which addresses indicated in announcement on the general meeting of shareholders conducting. Indicated information (materials) shall be available to the persons participating in the general meeting of shareholders during its conducting.

Familiarization's order of the persons entitled to participate in the general meeting of shareholders with information (materials) over the issues of agenda of the general meeting of shareholders and list of information (materials) shall be defined by the resolution of the Board of Directors of the Company.

8.1.5. Information about commercial organizations in which the issuer owns at least 5 percent of the authorized (pooled) capital (unit trust), or at least 5 percent of ordinary shares

Name: Open Joint Stock Company "Kuzbasshydrostry", JSC "Kuzbassgydrostroy" (***Открытое акционерное общество "Кузбассгидроэнергострой", ОАО "Кузбассгидроэнергострой» (bankruptcy procedure - proceedings in bankruptcy)***
Location: Krapivinsky district , Kemerovo region, Russia
Issuer's share in the authorized capital of business venture: **100%**
Share of the issuer's ordinary shares of business venture:***100 %***
Share of business venture in the issuer's authorized capital: **0%**
Share of the business venture's ordinary shares of the issuer: **0%**

Name : Limited liability company **"Sbytenergo", Ltd. "Sbytenergo"**
Location: ***#14, Severnaya str., Metallploshadka village, Kemerovo district, Kemerovo region, Russian Federation, 652417***
Issuer's share in the authorized capital of business venture: **100%**
Share of business venture in the issuer's authorized capital: **0%**

Name: Limited liability company ***"Bill centre Kuzbassenergo", Ltd. "Bill centre Kuzbassenergo"***
Location: **30, Kuznetsky prospect, Kemerovo, Kemerovo region,** ***650099***
Issuer's share in the authorized capital of business venture: **100%**
Share of business venture in the issuer's authorized capital: **0%**

Name: Open Joint Stock Company ***"Investment - production institution "Vodocanal" , JSC "IPO Vodocanal"***
Location: ***#3, Kirpichnaya str., Prokopievsk, Kemerovo region, Russia***
Share of the issuer's ordinary shares of business venture: **74,5%**
Share of business venture in the issuer's authorized capital: **0%**
Share of the business venture's ordinary shares of the issuer: **0%**

Name: Open Joint Stock Company *"Prokopievskenergo", JSC "Prokopievskenergo"*
Location: ***#14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia***
Issuer's share in the authorized capital of business venture: ***60 %***
Share of the issuer's ordinary shares of business venture: ***60 %***
Share of business venture in the issuer's authorized capital: **0%**
Share of the business venture's ordinary shares of the issuer: **0%**

Name: ***Open Joint Stock Company "Engineering and analytical centre "Kuzbasstechenergo", JSC "Engineering and analytical centre "Kuzbasstechenergo"***
Location: ***#17, Stantsionnaya str., Kemerovo, Russia, 650099***
Issuer's share in the authorized capital of business venture: ***100 %***
Share of the issuer's ordinary shares of business venture:***100 %***
Share of business venture in the issuer's authorized capital: **0%**
Share of the business venture's ordinary shares of the issuer: **0%**

Name: ***Open Joint Stock Company "Kuzbass energyreparing company", JSC "Kuzbass energyreparing company"***
Location: ***#30, Kuznetsky prospect, Kemerovo, Russia, 650099***
Issuer's share in the authorized capital of business venture: ***100 %***
Share of the issuer's ordinary shares of business venture:***100 %***
Share of business venture in the issuer's authorized capital: **0%**
Share of the business venture's ordinary shares of the issuer: **0%**

Name: ***Open Joint Stock Company "Kuzbssetremont", JSC ""Kuzbssetremont"***
Location***: #1, Nevskogo str., Novokuznetsk, Kemerovo region, Russia, 654079***
Issuer's share in the authorized capital of business venture: ***100 %***
Share of the issuer's ordinary shares of business venture:***100 %***
Share of business venture in the issuer's authorized capital: **0%**
Share of the business venture's ordinary shares of the issuer: **0%**
Name: ***Closed Joint Stock Company "Autotransport enterprise "Kuzbassenergo", ZAO "ATP "Kuzbassenergo"***
Location: #4, Stantsionnaya str., Kemerovo, Russia, ***650006***
Issuer's share in the authorized capital of business venture: ***100 %***
Share of the issuer's ordinary shares of business venture:***100 %***
Share of business venture in the issuer's authorized capital: **0%**
Share of the business venture's ordinary shares of the issuer: **0%**

Name: ***Closed Joint Stock Company Medico-sanitary centre "Health centre "Energetic", ZAO "MSC "Health centre "Energetic"***
Location: ***#37, Kuzbasskaya str., Kemerovo, Russia***
Issuer's share in the authorized capital of business venture: ***100 %***
Share of the issuer's ordinary shares of business venture:***100 %***
Share of business venture in the issuer's authorized capital: **0%**
Share of the business venture's ordinary shares of the issuer: **0%**

Name: ***Open Joint Stock Company "Kuzbassenergoservice", JSC "Kuzbassenergoservice"***
Location: ***#10, Karbolitovskaya str., Kemerovo, Russia, 650000***
Issuer's share in the authorized capital of business venture: ***100 %***
Share of the issuer's ordinary shares of business venture:***100 %***
Share of business venture in the issuer's authorized capital: **0%**

Share of the business venture's ordinary shares of the issuer: **0%**

Name: ***Company with limited liability " South-West", TOO" South-West"***
Location: ***#10, Predzavodskaya str., Kemerovo, Russia***
Issuer's share in the authorized capital of business venture: *7.69 %*
Share of business venture in the issuer's authorized capital: **0%**

Name***: Closed Joint Stock Company "Bagran", ZAO "Bagran"***
Location: #4a, Pienersky boulevard, Kemerovo.
Issuer's share in the authorized capital of business venture: *7.14 %*
Share of business venture in the issuer's authorized capital: **0%**

Officials:

Name***: Limited liability company "Journal TEC and the Kuzbass resources" , Ltd. "Journal TEC and the Kuzbass resources"***
Location***: #63, Sovetsky prospect, Kemerovo, 650099***
Issuer's share in the authorized capital of business venture: *6.7 %*
Share of business venture in the issuer's authorized capital: **0%**

8.1.6. Information about essential transactions carried out by the issuer

No such transactions which liabilities amount 10 and more percents of the balance cost of the issuer's assets in the accounting period.

8.1.7. Information about credit ratings of the issuer

The Issuer or the issuer's securities have not been assigned any credit ratings for the last 5 fiscal years.

8.2. Information about each category (type) of the issuer's shares

Full name of category /type of shares*: **ordinary registered***
Nominal value: **one ruble**
number of shares in circulation*: **606163800 pieces***
By Resolution of FCCB of Russia #03-1210/p dd. 24.06.2003 an unification of additional issues of issuing securities of the Kuzbass joint stock company of energy and electrification was implemented as a result of which:

the following state registration numbers assigned to ordinary registered shares issues of the Kuzbass joint stock company of energy and electrification were annulated:
39-1n-00734 dd. 25.07.1994;
39-1-00970 dd. 23.11.1995.
Aforementioned issues of ordinary registered shares of the Kuzbass joint stock company of energy and electrification was assigned the state registration number 1-01-00064-A dd. 24.06. 2004.
JSC 'Central Moscow Depository" being the registrator spend an operation on unification of additional issues in the register of securities owners of JSC 'Kuzbassenergo" the 18th of July 2003.

There are no declared shares.
Shareholders rights granted by ordinary shares (art. 6 of the Articles of Association):

- Each ordinary share of the Company grants the shareholder – its owner – an equal amount of rights (par. 6.2 of the Article of Association).

The Company's shareholders, owners of ordinary registered share of the Company are entitled to the following:
participate in the General meeting of the Company's shareholders with the right to vote on all issues within his competence;

1) propose issues to include into the agenda of the General meeting of shareholders in accordance with the Article of Association and the legislation of the Russian Federation;
2) receive information about the Company's activity and examine its books, accounting statements and other documents in accordance with art. 91 of the Federal Law "On Joint Stock Companies" and with the Articles of Association, and other standard acts;
3) receive dividends declared by the Company;
4) have priority in acquiring additional shares and issued securities convertible into shares offered through open or closed subscription, proportionally to ordinary share's number belonging to him;
5) receive part of the Company's property left after all settlements with creditors in case of liquidation of the Company;
6) exercise other rights stipulated by the Russian Federation legislation and by the Articles of Association.

8.3. Information about the previous issues of the issuer's securities, except for the issuer's shares
Only ordinary shares are in circulation, the issuer did not issued other emissive securities.

8.3.1. Information about the issues with all securities paid off (cancelled)

Only ordinary shares are in circulation, the issuer did not issued other emissive securities.

8.3.2. Information about the issues with securities in circulation

Only ordinary shares are in circulation, the issuer did not issued other emissive securities.

8.3.3. Information about the issues with the issuer's obligations on securities unfulfilled (default)

Only ordinary shares are in circulation, the issuer did not issued other emissive securities.

8.4. Information about the entity (entities) which provide security for the bonds of the issue

Issuer did not issue and float any bonds.

8.5. Terms of securing fulfillment of obligations on the bonds of the issue

Issuer did not issue and float any bonds.

8.6. Information about organizations registering the rights for issued securities of the issuer
Registrator:
Name: ***Joint Stock Company "Central Moscow Depository"***

Location: *#3 build. B, Orlikov pereulok str., Moscow, 107078*
Postal address: *#34, building 8, Bolshaya Pochtovaya str., Moscow, 105082*
tel.: *(095) 221-13-33, 221-13-34;* fax: *(095) 221-13-33*
e-mail: *Mcdepo@dol.ru*
License:
License number: ***10-000-1-00255***
Issue date: ***13.09.2002***
Expiry date: ***unrestricted effective period***
License issuing body: ***Federal Commission on Securities of Russia***
Registrator keeps the issuer's securities register from the 3rd of January 2002.

8.7. Information about legislative acts regulating the issues of capital import and export which can affect payout of dividends, interest and other payments to non-residents

Federal law of 10 December 2003 No. 173-FZ "On currency regulation and currency control" (ed. 29.06.2004) is the principal legislative document regulating the issues on the capital import and export.
Tax Code of Russian Federation (part 1 dd. 31.07.1998 №146-FL and part 2 dd. 05.08.2000 № 117-FZ).

Instruction of the Central Bank of the RF of 28 December 2000 No. 96-I (in version of 25.02.2003) "On special accounts of non-residents, type "C". This instruction is subject to adjustment the order of operations with non-residents type "C" in currency of Russian Federation and special accounts type "C" subject to securities accounting.

"Instructions adjusted with the Ministry of Trade of Russian Federation on expediency of investments abroad by legal entities and natural persons of RF" approved by the Order of the Ministry of Trade of RF №318 dd. 09.07.1999.
Furthermore the group of Federal laws ratifies agreements on avoiding a double taxation between Russian Federation and foreign countries.
Nowadays a regime on avoiding a double taxation is in force with more then 50 countries. For example:

1. ***Federal Law # 167-FL " dd. 17.07.1999 " on ratification of Agreement between the Government of Russian Federation and the Government of Cyprus republic on avoiding a double taxation concerned profit tax and capital tax".***
2. ***Federal Law #18-FL dd. 08.02.1998 "On ratification of a Convention between the Government of Russian Federation and the Government of French republic on avoiding a double taxation and prevention a tax bilk and violation of legislation concerned profit tax and property tax"***
3. ***Federal Law #65-FL dd. 19.03.1997 "On ratification of Convention between the Government of Russian Federation and the Government of United Kingdom of Great Britain and North Ireland on avoiding a double taxation and prevention tax bilk concerned profit tax and property price appreciation" and Agreement between the Government of Russian Federation and the Government of United Kingdom of Great Britain and North Ireland on some Convention's provisions application concluded in form of the notes exchange dd. 15.02.1994.***
4. ***Federal Law #42-FL dd. 26.02. 1997 "on ratification of Agreement between Government of Russian Federation and the Government of Canada on avoiding a double taxation concerned profit tax and property tax."***
5. ***Federal Law #158-FL dd.18.12.1996 "on ratification of Agreement between the Russian Federation and Federal Republic of Germany on avoiding a double taxation concerned profit tax and property tax".***
6. ***Contract concluded between the Russian Federation and United States of America subject to avoid a double taxation and prevent a tax bilk concerned profit tax and capital tax (Washington, 17.06.1992).***
7. ***Convention concluded between the USSR Government and the Government of Japan subject to***

avoid a double taxation and prevent a tax bilk concerned profit tax (Tokyo, 18.01.1986).

8. *Federal Law #69-FL dd. 14.06.2002 "On ratification of the Agreement concluded between the Government of Russian Federation and the Government of Tajikistan on avoiding a double taxation and prevention a tax bilk concerned profit tax and capital tax".*
9. *Federal Law #60-FL dd. 28.05.2001 "On ratification of the Agreement concluded between the Government of Russian Federation and Moldova republic on stimulation and reciprocal protection of capital investments"*

8.8. Description of the order of taxation of revenues from the issuer's issued securities placed and in floatation

Order of taxation of revenues from the issuer's issued securities (dividends- on shares, interests – on bonds) shall be adjusted by the Tax Code of Russian Federation.

Table 1: Taxation of legal entities profit tax on the floated securities (subject to floatation) in form of dividends in accordance with legislation if force as for a date 2005:

№№	Category of securities owners	
	Legal entities – tax residents of RF	Foreign legal entities – (non-residents), getting profits from the sources located in RF
1.Profit's name on the floated securities	**Dividends**	
2. Security tax	Profit tax	
3. Tax rate	9 %	15 %
4.Order and terms of tax payment	Profit tax in form of dividends shall be collected from the source of such tax payment and shall be transferred to the budget by tax agent exercised this payment within 10 days form the date of tax payment.	Amount of the tax withheld from the foreign organizations shall be paic to the budget by tax agent at the same time with profit payment in a currency of this profit payment or in a currency of RF at the official rat of Central Bank as for a date of payments.
5. Features of taxation order for this category of securities owners	The total sum of the tax from the sum of dividends is defined as product of tax rate and a difference between the sum of the dividends subject to distribution between shareholders (participants) in the current tax period, reduced on the sums of dividends subject to payment by the tax agent in the current tax period, and the sum of the dividends received by the tax agent in the current accounting (tax) period and the previous accounting (tax) period if the given sums did not participate in calculation under definition of the taxable income as dividends earlier. In case the received difference is negative, the duty on tax payment does not arise also compensation from the budget is not made	Elimination of double taxation. For exemption of taxation or applicatio of a preferential taxation regime the tax payer (foreign organization) should confirm to the tax agent paying the profit before date of the profit payment that he is a resident of the state, with which Russian Federation has the international contract (agreement) adjusting taxatior issues. Such confirmation should be certified by the authorized body of the corresponding foreign state. In a case non confirmation before the date of profit payment the tax agent is to obliged to withhold the profit ta: of foreign organization. In accordance with par. 2 of art. 312 of Tax Code of RF (part 2) foreign profit recipient has right to reimburse the early withheld profit tax paid by him earlier within 3 years from the date of tax period termination when the profit tax was paid off under condition of granting by the foreign addressee of the income in the tax body according the place o: registration of the tax agent of corresponding documents (list is in art. 312 of the Tax Code of RF (part 2). Repayment of early withheld and paid tax shall be fulfilled within the month from the date of application and aforementioned documents.
6. Legislative and standard acts regulating the order of taxation of the aforementioned profits	Chapter 25 "Profit tax of organizations" of the Tax code of RF (part 2).	

Table 2. Taxation of profits of natural persons on the floated securities in form of dividends in accordance with legislation in force as for a date 2005.

№№	Category of securities owners	
	Legal entities – tax residents of RF	Foreign legal entities – (non-residents), getting profits from the sources located in RF
1. Profit's name on the floated securities	**Dividends**	

2. Profits' name on securities	Tax on the natural person's profits	
3. Tax rate	9 %	30 %
4. Order and terms of tax payment	Liability to withhold from the tax payer's income an amount of the tax and to pay it to the corresponding budget shall be entrusted to Russian organization as the source of income of tax payer in form of dividends (tax agent). Charged amount of tax shall be withheld directly from the tax payer's income under its actual payment. Tax agents shal to pay amounts of the accrued and withheld tax not later the date of actual money receipt to tax payment in bank, also the date of income transfer from the accounts of tax agents to accounts of tax payer or on his behalf to the third party's bank accounts.	
5. Features of taxation order for this category of securities owners	Total sum of tax on the dividend amount shall be defined as of as product of the rate of the tax and a difference between the sum of the dividends subject to distribution between shareholders (participants) in the current tax period, reduced on the sums of dividends subject to payment by the tax agent in the current tax period, and the sum of the dividends received by the tax agent in the current accounting (tax) period and the previous accounting (tax) period if the given sums did not participate in calculation at definition of the taxable income as dividends earlier. In case the received difference is negative, the duty on tax payment does not arise also compensation from the budget is not made.	Elimination of double taxation. For exemption of taxation, reception oi tax charge-off and other tax preferences the tax payer is to submit to th fiscal bodies official approval of his being the resident of the country concluded with the Russian Federation an agreement in force during th corresponding tax period (or its part) on avoiding a double taxation, anc also a document on the received income and its payment abroad of Russian Federation approved by the tax body of the corresponding foreign country. Approval may be submitted as before the tax payment, also within one year after the date of termination of tax period under which results the tax payer pretends to elimination of tax payment, set-off, tax deduction: and preferences.
6. Legislative and standard acts regulating the order of taxation of the aforementioned profits	Chapter 23 «Profit tax of natural persons" of the Tax Code of RF (part 2), art. 275 of the chapter 25 "Profit tax of organizations", Tax Code RF.	

Таблица 3. Taxation of legal entities profit subject to sale of allocated and subject to allocation securities, also interests from the bonds of the issuer in accordance with legislation in force as for the date 2005.

№№	Category of securities owners	
	Legal entities – tax residents of RF	Foreign legal entities – (non-residents), getting profits from the sources located in RF
Profit's name on the floated securities	**Profits from operations on securities sale, also percents on the issuer's bonds.**	**Profits from Russian organization's shares sale , whose assets more then 50% composed of real estates located on the RF territory, also percents on the issuer's bonds.**
2. Profits' name on securities	Profit tax	
3. Tax rate	24 %, where 6,5% shall be charged off to the federal budget, 17,5% - to the budgets of subject of RF. Tax arte of the tax subject to charge –off to the RF budgets may be decreased for some categories of tax payers according to the legislation of RF subjects. Thus tax rate may not be lower then 13,5%.	20 %
4. Order and terms of tax payment	Tax subject to be paid off at the end of tax period shall be paid off not later the date provided by art. 289 of Tax Code of RF for tax declaration's submitting for the corresponding tax period. Advance payments on the tax over the results of reporting period shall be pad off not later the date determined for the tax declarations submitting for the corresponding tax period. Monthly advanced payments shall be paid in terms in 28 days at latest, as of the date of the end of the corresponding tax period. The taxpayers calculating the sums of monthly advance payments on the basis of actually received profits shall submit tax declarations in not later than the 28th of the month next following the month on the basis of which results the calculation of the tax is made. By results of the reporting (tax) period amounts of monthly advanced payments paid within the reporting (tax) period shall be set-off in the advance payments by the results of the reporting period. Advanced payments by the results of reporting period shall be set-off in account of tax	The Russian organization or the foreign organization performing activity in the Russian Federation through its permanent representatio (tax agents) paying out income to a foreign organization shall with ho the sum of tax from the incomes of this foreign organization, in every payment (transfer) to it of monetary funds or in another receipt of incomes by the foreign organization. The tax agent shall be obliged to transfer the corresponding sum of t in the course of three days after the day of payment (transfer) of t monetary funds to the foreign organization or of another receipt incomes by the foreign organization.

	payment by the results of tax period.	
5. Features of taxation order for this category of securities owners		If a foreign organization submits to the tax agent confirmation that thi foreign organization has a constant location in this country , with whom Russian Federation has the international agreement regulating taxation issues, concerning the income on which the international agreement stipulates a preferential mode of taxation in Russian Federation, elimination of tax deduction from a source of payment o deduction of the tax under the lowered rates before the date of income payment.
6. Legislative and standard acts regulating the order of taxation of the aforementioned profits	Chapter 25 "Profit tax of organizations", Tax Code RF.	

Table 4.Taxation of natural' person's profit subject to sale of allocated and subject to allocation securities, also interests from the bonds of the issuer in accordance with legislation in force as for the date 2005.

№№	Category of securities owners	
	Legal entities – tax residents of RF	Foreign legal entities – (non-residents), getting profits from the sources located in RF
1. Profit's name on the floated securities	The profits of the RF sources are the follows: **- interests received from Russian organization, as well as interests received from Russian individual businessmen and (or) from a foreign organization in connection with the activity of its permanent representation in the Russiai Federation;** **- profits on shares or other securities sale in RF, also participation share in the authorized capital of organizations;**	
2. Profits' name on securities	Natural person's profit tax	
3. Tax rate	13 %	30 %
4. Order and terms of tax payment	Tax amount calculation and payment is carried out by the tax agent by the end of fiscal period (fiscal year) or at carrying out by him monetary funds of the tax payer payment before the end of the fiscal period. At payment of monetary funds before the expire of scheduled fiscal period a tax shall be paid off from the profit's share equal to actual sum of monetary funds paid off.	
5. Features of taxation order for this category of securities owners	At the absence pf documentary approval of expenses a natural person entitled to use tax deduction in amount received due to securities sale in the ownership of tax payer less then three years but not exceeded 125 000 RUR. At securities selling in the ownership of tax payer during three years and more, the property tax deduction shall be granted in amount received due to securities selling by the tax payer. At the property selling in the aggregate share or aggregate joint ownership corresponding amount of the property tax deduction shall be distributed between owners of this property in proportion to their share or on mutual agreement .	Elimination of double taxation. For exemption of taxation, reception oi tax charge-off and other tax preferences the tax payer is to submit to th fiscal bodies official approval of his being the resident of the country concluded with the Russian Federation an agreement in force during th corresponding tax period (or its part) on avoiding a double taxation, anc also a document on the received income and its payment abroad of Russian Federation approved by the tax body of the corresponding foreign country. Approval may be submitted as before the tax payment, also within one year after the date of termination of tax period under which results the tax payer pretends to elimination of tax payment, set-off, tax deductions and preferences.
6. Legislative and standard acts regulating the order of taxation of the aforementioned profits	Chapter 23 «Profit tax of natural persons" of the Tax Code of RF (part 2)	

8.9. Information about the announced (accrued) and paid dividends on the issuer's shares, and income from the issuer's bonds

JSC "Kuzbassenergo" paid dividends on ordinary shares only by results of 2005 year for the last 5 fiscal years. Decision on dividends payment was accepted at the annual general meeting of shareholders in 8 of June 2001 (minutes №7 dd. 08.06.2001). Dividends were accrued in amount of RUR 0, 071 for each ordinary share of the Company in money form in the terms up to 07.09.2001. Total sum of accrued dividends amounted RUR 43037 thousands as for a date of 30.09.2005; of paid –RUR 42929 thousands including by the results of years:

2001 - 35189 RUR thousands.;

2002 – 7675 RUR thousands.;

2003 - 65 RUR thousands

The rest of non paid dividends was 108 thousands rubles including:

dead – 37 thousands rubles (successors did not legalize the legacy rights);

legal entities – 71 thousands rubles (dividends accrued to the legal entities were transferred to the settlement accounts indicated in the list of registered persons entitled to receive dividends as for a date of 23.04.2001 granted by the registrator JSC "Specialized registrator "Primula" in accordance with JSC "Kuzbassenergo order.

Because of not all persons registered in the company's shareholders register informed the holder of the company's shareholders register on changes in their data, dividends were paid back to the settlement account of JSC 'Kuzbassenergo". As the changes drawing up and banks requisites granting the Company transfers dividends accrued by the results of 2000 to the legal entities.

By the results of the year 2001 the general meeting of shareholders of JSC 'Kuzbassenergo" accepted:

(minutes #10 dd. 21.06.2002) Due to existing financial result by the results of the year 2001 in amount of 2977 thousands rubles. The Board of Directors of JSC "Kuzbassenergo" recommended to annual general meeting of shareholders of the Company to adopt decision not to pay dividends on ordinary shares of the Company, not-distributed proceeds equal to RUR 2977 thousands to transfer in the Reserve Fund.

By the results of the year 2002 the annual general meeting of shareholders of the Company "Kuzbassenergo" accepted the decision: "not to pay dividends on ordinary shares of the Company by the results of the year 2002 " (minutes №11 dd. 02.06.2003).

By the results of the year 2002 the balance loss amounted RUR 53 1606 thousands was beard. In this connection the Board of Directors at their meeting spent 16.04.2003 recommended to the general meeting of shareholders not to pay dividends on ordinary shares of the Company by the results of the year 2002.

By the results of the year 2003 the annual general meeting of shareholders of JSC "Kuzbassenergo" accepted the following decision: "Not to pay dividends on ordinary shares of the Company by the results of the year 2003 (minutes №12 dd. 14.06.2004).

By the results of the year 2004 the annual general meeting of shareholders of JSC "Kuzbassenergo" accepted the following decision: "Not to pay dividends on ordinary shares of the Company by the results of the year 2004 (minutes №13 dd. 27.06.2005).

As a result of financial and economic activity for the 12 months of the year 2004 net losses amounted RUR 390 580 thousands were beared. Thus the Board of Directors of the Company recommended to the general meeting of shareholders not to pay dividends on ordinary shares of the company by the results of the year 2004.

By the results of 9 months of the year 2005 the extraordinary general meeting of shareholders of JSC "Kuzbassenergo" accepted the following decision: "To pay dividends on ordinary shares of JSC "Kuzbassenergo" by the results of 9 months of the year 2005 amounted RUR 0,670461 rubles for each one ordinary share of JSC "Kuzbassenergo" in money terms within 60 days from the date of decision on their payment adoption (minutes №14 dd. 30.12.2005).

JSC "Kuzbassenergo" did not issue the bonds

8.10. Other information

There is no other information on the issuer and his securities